DIAMOND HILL

INVESTED IN THE LONG RUN

Diamond Hill Investment Group, Inc.

2022 Annual Report
Notice of 2023 Annual Shareholder Meeting
and Proxy Statement



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement
☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material under §240.14a-12

DIAMOND HILL

DIAMOND HILL INVESTMENT GROUP, INC.

(Name of registrant as specified in its charter)
(Name of person(s) filing proxy statement, if other than the registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Securities Exchange Act Rules 14a-6(i)(1) and 0-11.

DIAMOND HILL

DIAMOND HILL INVESTMENT GROUP, INC.
ANNUAL LETTER TO SHAREHOLDERS

March 23, 2023

Dear Fellow Shareholders:

2022 was a tough year for equity investors and arguably an even worse one for fixed income. The year began with a market shock from Russia's invasion of Ukraine in late February, which sent energy prices skyrocketing and further complicated supply-chain issues that were a hangover from the pandemic. Subsequently, both asset classes were hit hard by the rapid increase in interest rates by the US Federal Reserve and other global central banks as policymakers attempted to rein in inflationary trends.

Rising interest rates tend to warrant lower valuations for equities, particularly those with high growth rates, and we saw that play out in 2022 as P/E multiples for global stocks declined. Growth stocks severely underperformed value stocks due in large part to the strength of the energy sector, which has historically carried a heavier weight in value indexes than in growth. Broadly speaking, the energy sector advanced more than 60% in an otherwise down market, so investors with no or low exposure missed out on some of the only gains the market offered last year.

In US fixed income markets, 2022 marked the worst annual performance for the US Bloomberg Aggregate Bond Index since its inception in the early 1970s. The environment was highly unusual given the velocity and magnitude of rate increases by the Federal Reserve, which led to one of the largest corrections in the fixed income markets that we've ever seen. A fair amount of uncertainty remains in terms of the future path for interest rates. However, fixed income should be well positioned to return to its place within an overall asset allocation as the ballast providing an offset to overall equity market volatility. This isn't to say that 2023 is going to be all positive, simply that the environment could be improving for bottom-up investors who are willing to do the fundamental work to identify attractive risk/reward opportunities.

While 2022 was not for the faint of heart, the correction in capital markets should not have surprised long-term market observers. In fact, US equity markets have posted double-digit gains in 10 of the last 14 calendar years (since 2009, following the global financial crisis) — a feat most long-term investors knew wasn't sustainable. The disappointing returns broadened the opportunity set among global equities for valuation-disciplined, long-term investors. In fact, attractive opportunities are being overlooked by some investors because they are preoccupied with how these companies will fare in a recession rather than recognizing their ability to thrive over the long run.

Our dedication to a five-year investment time horizon allows us to see beyond short-term volatility — both economic and market — and helps position our clients to capitalize on dislocations like those introduced by 2022.

In an unprecedented year featuring double-digit negative returns for both equity and fixed income markets, we remained committed to generating long-term investment results and providing superior service for our clients. As always, we aim to deliver exceptional results for clients over a full market cycle. We believe we are one of few in our industry with a truly long-term focus — in our client partnerships, in our investment approach, and in the way we manage our business.

Industry Dynamics Create Challenges and Opportunities
2022 was a stark reminder that the market has a tremendous impact on asset managers' returns year-over-year. Across most of the traditional asset classes, poor performing markets tend to amplify the behavioral weakness in investing — the fear-induced flight to what are perceived to be safer assets — causing significant outflows for the asset management industry. Ultimately, asset managers are judged on performance and growth. And while the market drives performance results over the short term, creating value for clients over the long run is the most critical input to long-term organic growth.

Revenues in the industry (traditional asset management) have gone from $80 billion in 2004 to $200 billion in 2021. The vast majority (roughly 90%) of that growth has come from market appreciation. Companies can try to gather assets or change their product mix, yet most of those efforts have had little relative impact on outcomes over the past decade or so, given the strong market environment over that period. The remainder of that asset growth (roughly $50 billion in inflows) was largely offset by changes in product mix, including the shift to passive, the introduction of lower fee products and by fee reductions.

We think this lays a backdrop of opportunity for an actively focused boutique like ours. Within the passive space, roughly 75% of flows over the past 5-10 years are concentrated in the top 10 firms. In active management, however, only about 25% to 30% of inflows are concentrated with the top 10 firms. Additionally, more than half of US assets (approximately 57%) remain invested with active managers despite the shift to passive over the past decade. Both factors provide ample opportunity for boutique firms to succeed.

Another interesting evolution in the industry is that advisor-directed assets have been rising and are expected to continue growing; we are seeing growth in model portfolios and fractional share platforms. Global assets in model portfolios have reached approximately $4.9 trillion, with 18% annual growth over the last five years. We believe our nimble, client-centric approach to delivering our strategies in a variety of vehicles will position us well in the coming years. Given these developments, asset managers will need to adapt and be prepared to deliver the intellectual capital required for these solutions, which are likely to have a substantial impact on the industry over the next decade.

Diamond Hill's Vision for Long-Term Success
Our commitment to developing enduring client partnerships is demonstrated by the care we take in aligning our interests with our clients through capacity discipline, by investing alongside them, and by keeping fees reasonable so clients hold on to more of their returns. To ensure we have a disciplined platform that allows us to deliver for clients, our investment team aligns on our foundational, shared principles.

- **Active, fundamental approach.** An active, research-driven approach that capitalizes on our intellectual curiosity and unique insights is essential to deliver better returns than benchmarks or peers.

- **Ownership.** Investing with an ownership mentality requires deep due diligence to build the conviction needed to invest over the long term.

- **Long term.** Focusing on the long term allows us to look beyond near-term noise, allowing clients to realize the benefits of our deep, disciplined research process.

- **Valuation discipline.** We believe the best way to compound returns is to take an ownership stake in an investment at a discount to its underlying value and have the discipline to wait for that value to be realized.

- **Strategic capacity management.** Prudent capacity management protects our ability to generate competitive long-term investment results for our clients.

We believe our long-term approach positions us well to be successful regardless of market or industry dynamics. And we remain committed to investment excellence.

While the market influences outcomes in the short run, the performance of our investment strategies and thoughtful organic growth drives the value of our firm over the long run. Our ability to deliver excellent investment results for our clients and our ability to retain and prudently grow our client base continue to be our priority.

Progress on Our Strategic Initiatives
Overall, our long-term strategic goals include enhancing our ability to outperform for clients, further diversifying our business so we can continue to weather any market environment, and thoughtfully growing the business — to bolster our firm's long-term viability for the benefit of each of our stakeholders. We believe an innovative mindset concentrated on growing strategies to capacity and developing new capabilities will enable us to drive future growth.

In 2021, we discussed the long-term goals that drive our strategic initiatives, which are intended to create lasting value for our key stakeholder groups — clients, associates and shareholders.

We want to deliver excellent investment outcomes that result in partnerships where our clients fundamentally believe in what we do and how we invest. We continue to make strategic decisions to support the long-term success of our investment team as it is the driver of successful investment outcomes. To that end, in 2022, we welcomed Win Murray to the firm as Director of Research. Win is responsible for leading our equity research team, identifying outstanding investment talent and providing opportunities for professional development. We also continue to consider the ways in which we deliver our investment strategies to ensure clients can access our offerings. Over the years, we have increased our CIT offerings, which are a vehicle in the defined contribution space — we now have CIT vehicles for five of our US equity strategies and one of our fixed income strategies. We will continue to be thoughtful about vehicle development in our aim to meet the needs of our clients, including delivery platforms where we have the opportunity to use our intellectual capital to serve a broader base of clients.

Given the significance of ESG within our industry, our near-term goal was to articulate how and where ESG considerations factor into our investment decisions. Through the diligence of our portfolio managers and analysts, we have completed ESG risks and opportunities assessments for each security in our equity strategies and have set forth a process to sustain this effort into the future. This is in addition to our investment sustainability policy, published in 2021, which details how sustainability considerations, including ESG risks and opportunities, are embedded in our fundamental process. More recently, we published a corporate sustainability policy that discusses the benefits of our long-term perspective for our clients, shareholders, associates and community.

For our associates, we aim to cultivate a workplace where we can thrive doing our best work in a culture that enables success. A significant part of this is fostering a diverse, equitable and inclusive (DEI) culture that empowers, supports and develops intellectually curious professionals. We know DEI is a journey, and we recognize that transparency and accountability are critical to driving real change, as such we've pledged to report our progress annually. We provided details of our recent achievements in our first DEI Annual Report, which can be found on our website.

As we think about the long-term nature of our business, we recognize areas where we have made significant headway on our strategic objectives — turning what were once initiatives into ingrained business practices. As discussed, we have made material advances on our ESG- and DEI-related goals, and we are confident we can prioritize additional strategic objectives that will support our long-term success. One such objective is operational excellence — ensuring our operating model supports the evolving needs of our key stakeholders. This includes further enhancing our ability to support custom client mandates, automation and process improvement for scalability, as well as data governance.

Effective March 31, 2023, I am pleased to announce that Jo Ann Quinif has been promoted to president of Diamond Hill Capital Management, and I will remain CEO and president of Diamond Hill Investment Group. Jo Ann has played a meaningful role in delivering for our clients and strengthening our business operations since joining the firm in 2017 and will also continue as our chief client officer. Her ongoing leadership will further enable us to effectively execute and deliver on our strategy.

Financial Results

The challenging market and industry dynamics previously discussed had a negative impact on our assets under management ("AUM") and assets under advisement ("AUA"). Our combined AUM and AUA declined from $33.1 billion at the beginning of the year to $26.6 billion at year-end. That decline was largely driven by the market impact of more than $4.0 billion, as well as net outflows of $2.2 billion.

We generated net operating income of $64.3 million and an operating margin of 42% in 2022. In managing our business, we focus on adjusted net operating income, which adjusts net operating income, as calculated in accordance with US generally accepted accounting principles ("GAAP"), for the impact of market movements on the deferred compensation plan investments that run through net operating income, and the impact of any mutual funds that we consolidate. Adjusted net operating income was $60.4 million in 2022, down from a record $83.7 million in 2021.[1] Our adjusted operating profit margin was 39% in 2022, down from 46% in 2021[1]. To have appropriate flexibility to deliver for each of our stakeholders, we target an adjusted operating margin of 30% to 40% over the long term.

Although our financial results were down from a record year in 2021, we were pleased with our ability to weather the storm brought on from the market environment in 2022 and continued to deliver solid financial results for our shareholders.

---

[1] Adjusts the financial measures calculated in accordance with GAAP for the impact of market movements on the deferred compensation liability and related economic hedges, and the impact of the Diamond Hill International Fund and the Diamond Hill Large Cap Concentrated Fund (together, the "Consolidated Funds"). See the reconciliation to the comparable U.S. GAAP measures in the following Annex.

Capital Allocation

Our capital allocation approach is designed to grow the intrinsic value of the business by investing in new and existing strategies and ensuring we have sufficient capital to operate the business in any market environment. When we believe we have more capital than is necessary to achieve those aims, we return capital to shareholders.

We may repurchase shares when our shares are trading below our estimate of the firm's intrinsic value. We first initiated share repurchases in Q4 2018. Since then, we have repurchased approximately 742,000 shares totaling $111.2 million, which represents approximately 21% of our shares outstanding when we initiated our repurchases. Share repurchases in 2022 were approximately 217,000 shares totaling $38.7 million. Repurchases since Q4 2018 have been partially offset by the net issuance of approximately 220,000 shares in the form of compensation to our associates over that period. We believe share-based compensation is an important way to align our interests with shareholders. Overall, since we began our share repurchases in Q4 2018, we have reduced our total share count by 524,000 shares, or 15%.

After considering strategic uses of capital and share repurchases, we evaluate any excess capital for payment of shareholder dividends. In 2022, our dividends included a $1.50 per share regular quarterly dividend and a $4.00 per share special dividend, totaling $10.00 per share, or approximately $30.7 million. We have paid dividends for 15 consecutive years cumulatively totaling $133.00 per share.

Each year we will continue to consider paying a special dividend in Q4 after assessing our strategic capital deployment and share repurchases during the year.

Conclusion

We firmly believe the best way to generate strong long-term shareholder returns is to deliver excellent investment outcomes for our clients. Our investment team is intensely focused on generating alpha for our clients, and our entire firm is committed to developing and maintaining partnerships that help instill the confidence required to remain invested through full market cycles. This perspective has enabled us to grow new and existing client relationships, which ultimately helps us deliver returns to our shareholders.

Over the last few years, markets have been heavily influenced by a global pandemic, the largest armed conflict Europe has seen since WWII, a highly abnormal rise in inflation and a dramatic shift in global monetary policies. Through this period, I'm proud of the dedication our associates demonstrated to remain focused on delivering for clients. Over the last several years, we have put in place talented leadership and streamlined our strategies to elevate our competitive advantages — strategies where we are confident in our long-term ability to deliver compelling investment returns for clients.

A lot of uncertainty remains in the macroeconomic environment across many of the world's largest economies. We believe this environment presents opportunities for those focused on actively managing concentrated portfolios with a valuation discipline and long-term ownership mindset, and we look forward to delivering for our clients and shareholders in the years to come.

Sincerely,

Heather Brilliant
Chief Executive Officer and President

ANNEX - RECONCILIATION OF NON-GAAP MEASURES

As supplemental information, Diamond Hill Investment Group, Inc. (the "Company") is providing certain financial measures that are based on methodologies other than U.S. generally accepted accounting principles ("non-GAAP"). Management believes the non-GAAP financial measures below are useful measures of the Company's core business activities, are important metrics in estimating the value of an asset management business, and help facilitate comparisons to Company operating performance across periods. These non-GAAP financial measures should not be used as a substitute for financial measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP") and may be calculated differently by other companies. The following schedules reconcile financial measures calculated in accordance with GAAP to non-GAAP financial measures for the years ended December 31, 2022 and 2021, respectively.

(in thousands, except percentages and per share data)	Operating expenses	Net operating income	Non-operating income (loss)	Income tax expense[5]	Net income attributable to common shareholders	Earnings per share attributable to common shareholders (diluted)	Operating profit margin
Year Ended December 31, 2022							
U.S. GAAP Basis	$ 90,165	$ 64,331	$ (13,373)	$ 14,088	$ 40,434	$ 13.01	42 %
Non-GAAP Adjustments:							
Deferred compensation liability[1]	4,402	(4,402)	4,402	—	—	—	(3)%
Consolidated Funds[2]	—	423	11,317	2,113	6,063	1.95	—
Gain on sale of high-yield focused advisory contracts[3]	—	—	(6,814)	(1,761)	(5,053)	(1.63)	—
Other investment income[4]	—	—	$ 4,468	1,155	3,313	1.07	—
Adjusted Non-GAAP basis	$ 94,567	$ 60,352	—	$ 15,595	$ 44,757	$ 14.40	39 %

(in thousands, except percentages and per share data)	Operating expenses	Net operating income	Non-operating income (loss)	Income tax expense[5]	Net income attributable to common shareholders	Earnings per share attributable to common shareholders (diluted)	Operating profit margin
Year Ended December 31, 2021							
U.S. GAAP Basis	$ 105,936	$ 76,258	$ 25,381	$ 26,050	$ 74,201	$ 23.34	42 %
Non-GAAP Adjustments:							
Deferred compensation liability[1]	(7,082)	7,082	(7,082)	—	—	—	4 %
Consolidated Funds[2]	—	340	(6,192)	(1,160)	(3,304)	(1.04)	—
Gain on sale of high-yield focused advisory contracts[3]	—	—	(9,000)	(2,339)	(6,661)	(2.10)	—
Other investment income[4]	—	—	$ (3,107)	(808)	(2,299)	(0.72)	—
Adjusted Non-GAAP basis	$ 98,854	$ 83,680	—	$ 21,743	$ 61,937	$ 19.48	46 %

[1] This non-GAAP adjustment removes the compensation expense resulting from market valuation changes in the deferred compensation plan liability and the related net gains/losses on investments designated as an economic hedge against the related liability. Amounts deferred under the deferred compensation plans are adjusted for appreciation/depreciation of investments chosen by participants. The Company believes it is useful to offset the non-operating investment income/loss realized on the hedges against the related compensation expense and remove the net impact to help readers understand the Company's core operating results and to improve comparability from period to period.

[2] This non-GAAP adjustment removes the impact that the Consolidated Funds have on the Company's GAAP consolidated statements of income. Specifically, the Company adds back the operating expenses and subtracts the investment income of the Consolidated Funds. The adjustment to net operating income represents the operating expenses of the Consolidated Funds, net of the elimination of related management and administrative fees. The adjustment to net income attributable to common shareholders represents the net income of the Consolidated Funds, net of redeemable non-controlling interests. The Company removes the impact of the Consolidated Funds because it believes they impact the reader's ability to understand its core operating results.

[3] This non-GAAP adjustment removes the impact of the gain on the sale of the Diamond Hill Corporate Credit and the Diamond Hill High Yield investment advisory contracts (the "High Yield-Focused Advisory Contracts") to Brandywine Global Investment Management, LLC effective July 30, 2021. The sale of the High Yield-Focused Advisory Contracts was a non-recurring transaction, thus, the Company believes that removing the impact of the gain helps readers understand the Company's core operating results and improves comparability period to period.

[4] This non-GAAP adjustment represents the net gains (losses) earned on the Company's non-consolidated investment portfolio that are not designated as economic hedges of the deferred compensation plan liability, non-consolidated seed investments, and other investments. The Company believes adjusting for these non-operating income (loss) items helps readers understand the Company's core operating results and improves comparability to prior years.

[5] The income tax expense impacts were calculated and resulted in an overall non-GAAP effective tax rate of 25.8% for 2022, and 26.0% for 2021.

DIAMOND HILL

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

March 23, 2023

Dear Shareholders:

We cordially invite you to attend the 2023 Annual Meeting of Shareholders of Diamond Hill Investment Group, Inc., to be held at the Hyatt Regency Columbus, Harrison Room, 350 N High Street, Columbus, Ohio 43215, on Thursday, May 11, 2023 at 10:00 a.m. Eastern Time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. Immediately following the meeting, we will hold our customary management presentation to report on our operations, and our directors and officers will be present to respond to any appropriate questions you may have. For the management presentation only, there will be the option to participate virtually and the link will be made available on our website, ir.diamond-hill.com.

On behalf of the Board of Directors, we urge you to sign, date, and return the enclosed proxy card as soon as possible, even if you plan to attend the Annual Meeting. Returning the enclosed proxy card will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend the Annual Meeting. Your vote is important, regardless of the number of shares you own.

Sincerely,

Heather E. Brilliant
Chief Executive Officer and President

DIAMOND HILL

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 11, 2023

Notice is hereby given that the 2023 Annual Meeting of Shareholders (the "Annual Meeting") of Diamond Hill Investment Group, Inc. (the "Company"), will be held at the Hyatt Regency Columbus, Harrison Room, 350 N High Street, Columbus, Ohio 43215, on Thursday, May 11, 2023 at 10:00 a.m. Eastern Time, to consider and act upon the following matters:

1) The election of seven directors to serve on the Company's Board of Directors ("Board") until the Company's 2024 Annual Meeting of Shareholders and until their successors have been duly elected and qualified;
2) The ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023;
3) An advisory resolution to approve the 2022 compensation of the Company's named executive officers;
4) An advisory vote on the frequency of future advisory votes on the compensation of the Company's named executive officers; and
5) Such other business as may properly come before the Annual Meeting or any adjournment thereof.

Action may be taken on the foregoing proposals at the Annual Meeting or at any postponement or adjournment of the Annual Meeting. The Board has fixed the close of business on March 13, 2023, as the record date for determining the shareholders entitled to vote at the Annual Meeting and any postponements or adjournments thereof. On or about March 23, 2023, the Company began mailing to shareholders of record as of the close of business on March 13, 2023, the accompanying Proxy Statement, the form of proxy (also known as a proxy card), and the Company's 2022 Annual Report to shareholders.

PROMPTLY RETURNING YOUR PROXY CARD WILL SAVE THE COMPANY THE EXPENSE OF MAKING FURTHER REQUESTS FOR PROXIES IN ORDER TO OBTAIN A QUORUM. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD TO TRANSMIT YOUR VOTING INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON AS DESCRIBED IN THE PROXY STATEMENT.

By order of the Board,

Carlotta D. King

Carlotta D. King, Secretary

Columbus, Ohio
March 23, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 11, 2023:
The Proxy Statement and the Company's 2022 Annual Report on Form 10-K are available without charge at the following location:
https://www.diamond-hill.com/proxy

DIAMOND HILL

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
DIAMOND HILL INVESTMENT GROUP, INC.
TO BE HELD ON MAY 11, 2023

This Proxy Statement is being furnished to the shareholders of Diamond Hill Investment Group, Inc., an Ohio corporation (the "Company"), in connection with the solicitation of proxies by its Board of Directors (the "Board") for use at its 2023 Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Hyatt Regency Columbus, Harrison Room, 350 N High Street, Columbus, Ohio 43215, at 10:00 a.m., Eastern Time, on May 11, 2023, and any postponement or adjournment thereof. A copy of the Notice of Annual Meeting accompanies this Proxy Statement. This Proxy Statement and the enclosed proxy are first being mailed to shareholders on or about March 23, 2023. Only shareholders of record at the close of business on March 13, 2023, the record date for the Annual Meeting, are entitled to notice of, and to vote at, the Annual Meeting.

The purposes of this Annual Meeting are to:

1) Elect seven directors to serve on the Board until its 2024 Annual Meeting of Shareholders and until their successors have been duly elected and qualified;

2) Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023;

3) Approve, on an advisory basis, the 2022 compensation of the Company's named executive officers ("NEOs");

4) Select, on an advisory basis, the frequency of future advisory votes on the compensation of the Company's NEOs; and

5) Transact such other business that may properly come before the Annual Meeting or any postponement or adjournment thereof.

Those common shares represented by: (i) properly signed forms of proxy (also known as a proxy card) received by the Company prior to the Annual Meeting, or (ii) properly authenticated voting instructions recorded electronically over the Internet or by telephone prior to 11:59 p.m., Eastern Time on May 10, 2023 and, in each case, that are not revoked, will be voted at the Annual Meeting as directed by the shareholders. **If a shareholder submits a valid proxy and does not specify how the common shares should be voted, they will be voted as recommended by the Board.** The proxy holders will use their best judgment regarding any other matters that may properly come before the Annual Meeting.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q: **When and where will the Annual Meeting take place?**

A: The Annual Meeting will be held at the Hyatt Regency Columbus, Harrison Room, 350 N High Street, Columbus, Ohio 43215, on Thursday, May 11, 2023, at 10:00 a.m., Eastern Time.

Q: **How do I attend the Annual Meeting?**

A: The Company will hold the Annual Meeting in person as scheduled. If you attend the Annual Meeting, you may be asked to present valid photo identification, such as a driver's license or passport. If you are a beneficial holder, you may also be asked to present a copy of a brokerage or bank statement reflecting your beneficial ownership of the Company's shares as of the record date. Cameras, recording devices, and other electronic devices will not be permitted at the Annual Meeting.

Immediately following the Annual Meeting, the Company will hold its customary management presentation to report on its operations, and its directors and officers will be present to respond to any appropriate questions you may have. For the management presentation only, there will be the option to participate virtually and the link will be made available on the Company's website, ir.diamond-hill.com.

Q: **What may I vote on at the Annual Meeting?**

A: At the Annual Meeting, you will be asked to:
- Elect seven directors to serve on the Board until the Company's 2024 Annual Meeting of Shareholders and until their successors have been duly elected and qualified;
- Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023;
- Approve, on an advisory basis, the 2022 compensation of the Company's NEOs;
- Select, on an advisory basis, the frequency of future advisory votes on the compensation of the Company's NEOs; and
- Vote on such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Q: **What do I need to do now?**

A: After carefully reading this Proxy Statement and the accompanying materials, indicate on the enclosed proxy card how you want your shares to be voted and then sign and mail the proxy card promptly in the enclosed envelope. Alternatively, you may vote by phone or over the Internet in accordance with the instructions on your proxy card. The deadline for transmitting voting instructions over the Internet or telephonically is 11:59 p.m. Eastern Time on Wednesday, May 10, 2023. If you vote by phone or over the Internet, you do not need to return a proxy card. You should be aware that if you vote over the Internet or by phone, you may incur costs associated with electronic access, such as usage charges from Internet service providers and telephone companies. If you are a beneficial owner, you should review the instructions provided by your broker, bank, or other nominee to determine the procedures and deadlines that you must follow.

Q: **What does it mean if I get more than one proxy card?**

A: If your shares are registered in more than one account, you will receive more than one proxy card. If you intend to vote by mail, please sign, date, and return all proxy cards to ensure that all your shares are voted. If you are a record holder and intend to vote by telephone or over the Internet, you must do so for each individual proxy card you receive.

Q: **What is the difference between holding shares as a shareholder of record and as a beneficial owner?**

A: Many shareholders are beneficial owners of the Company's shares, meaning they hold their shares in "street name" through a broker, bank, or other nominee. As summarized below, there are some distinctions between shares held of record and shares owned beneficially.

Shareholder of Record. For shares registered directly in your name with the Company's transfer agent, you are considered the shareholder of record and the Company is sending this Proxy Statement and related materials directly to you. As a shareholder of record, you have the right to vote in person at the Annual Meeting or you may grant your proxy directly to the Board's designees by completing, signing, and returning the enclosed proxy card, or voting over the Internet or by phone.

Beneficial Owner. For shares held in "street name", you are considered the beneficial owner and this Proxy Statement and related materials are being forwarded to you by your broker, bank, or other nominee, who is the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your shares. Your broker, bank, or other nominee will provide you with information on the procedures you must follow to instruct them how to vote your shares or how to revoke previously given voting instructions. Beneficial owners should contact their broker, bank, or other nominee to determine applicable deadlines..

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker, bank, or other nominee will vote your shares in the manner you instruct, and you should follow the voting instructions your broker, bank, or other nominee has provided to you. However, if you do not provide voting instructions to your broker, bank, or other nominee, it may vote your shares in its discretion on certain "routine" matters. The ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2023 fiscal year is considered a routine matter, and if you do not submit voting instructions, your broker, bank, or other nominee may choose, in its discretion, to vote or not vote your shares on the ratification. None of the other matters to be voted on at the Annual Meeting are routine, and your broker, bank, or other nominee may not vote your shares on those matters without your instructions.

Q: May I revoke my proxy or change my vote after I have mailed a proxy card or voted electronically over the Internet or by telephone?

A: Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are the record holder of the shares, you can do this in any one of three ways:

• Send a written statement to Carlotta D. King, Secretary, at Diamond Hill Investment Group, Inc., 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, stating that you would like to revoke your proxy, which must be received prior to the Annual Meeting;

• Send a newly-signed and later-dated proxy card, which must be received prior to the Annual Meeting, or submit later-dated electronic voting instructions over the Internet or by telephone no later than 11:59 p.m., Eastern Time on May 10, 2023; or

• Attend the Annual Meeting <u>and</u> either revoke your proxy in person prior to the start of voting at the Annual Meeting or vote in person at the Annual Meeting. **Attending the Annual Meeting will not, by itself, revoke your proxy or a prior Internet or telephone vote**.

If you are a beneficial owner, you may change your vote by submitting new voting instructions to your broker, bank, or other nominee. You should review the instructions provided by your broker or nominee to determine the procedures that you must follow.

Q: Can I vote my shares in person at the Annual Meeting?

A: You may vote shares for which you are the record holder in person at the Annual Meeting. If you choose to attend, please bring the enclosed proxy card and valid photo identification, such as a driver's license or passport. If you are a beneficial owner and you wish to attend the Annual Meeting and vote in person, you will need to bring and provide to the Secretary a signed proxy from your broker, bank, or other nominee giving you the right to vote your shares at the Annual Meeting and a valid photo identification. To obtain directions to attend the Annual Meeting and vote in person, please call Carlotta D. King, Secretary, at (614) 255-3333 or visit the Company's website, https://www.diamond-hill.com/contact/.

Q: **How will my shares be voted if I submit a proxy without voting instructions?**

A: If you submit a proxy and do not indicate how you want your shares voted, your proxy will be voted on the proposals as recommended by the Board. The Board's recommendations are set forth in this Proxy Statement.

Q: **Who can answer my questions about how I can submit or revoke my proxy or vote by phone or via the Internet?**

A: If you are a record holder and have more questions about how to submit your proxy, please call Carlotta D. King, Secretary, at (614) 255-3333. If you are a beneficial owner, you should contact your broker, bank, or other nominee to determine the procedures and deadlines that you must follow.

PROCEDURAL MATTERS

Record Date

Only the Company's shareholders of record at the close of business on March 13, 2023, the record date, will be entitled to vote at the Annual Meeting. As of the record date, there were 3,050,993 common shares outstanding and entitled to be voted at the Annual Meeting.

Proxy

Your shares will be voted at the Annual Meeting as you direct on your signed proxy card or in your telephonic or Internet voting instructions. If you are a record holder and submit a proxy card without voting instructions, it will be voted as recommended by the Board. If you are a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your shares, and you should contact your broker, bank, or other nominee to determine the procedures and deadlines that you must follow. The Board's recommendations are set forth in this Proxy Statement. The duly appointed proxy holders will vote in their discretion on any other matters that may properly come before the Annual Meeting.

Voting

A shareholder may cast one vote for each outstanding share held by the shareholder on each separate matter of business properly brought before the Annual Meeting. If you are a beneficial owner, you are encouraged to instruct your broker, bank, or other nominee as to how to vote your shares.

Proposal 1 - Director elections. Votes that shareholders cast "FOR" a director-nominee must exceed the votes that shareholders cast "AGAINST" a director-nominee for the individual to be elected. Please also see the discussion of the "Majority Voting" provisions within Proposal 1.

Proposal 2 - Ratification of selection of KPMG. The affirmative vote of the holders of a majority of the shares cast on the proposal is required to ratify the selection of KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for fiscal year 2023.

Proposal 3 - Advisory vote on 2022 NEO compensation. The affirmative vote of the holders of a majority of the shares cast on the proposal is required for the approval of the advisory vote on the 2022 compensation of the Company's NEOs.

Proposal 4 - Recommendation of frequency of future shareholder votes on NEO compensation. Shareholders may vote in favor of holding the future votes on NEO compensation every year, every two years, or every three years, or they may abstain. Although the frequency receiving the affirmative vote of the holders of a plurality of the shares present, in person, or by proxy, and entitled to vote would be deemed the shareholder recommendation, the Board will take the results of the voting into account in determining how frequently to hold shareholder advisory votes on NEO compensation.

Effect of broker non-votes and abstentions. Under the applicable regulations of the Securities and Exchange Commission (the "SEC") and the rules of the exchanges and other self-regulatory organizations of which the brokers, banks, and other nominees are members, brokers, banks, and other nominees who hold common shares in street name for beneficial owners may sign and submit proxies and may vote those common shares on certain "routine" matters. Proposal 2 is considered routine, and Proposals 1, 3, and 4 are considered to be "non-routine" matters. Under applicable stock exchange rules, brokers, banks, and other nominees are not permitted to vote on non-routine matters without instruction from the beneficial holders. Proxies that are signed and submitted by brokers, banks, and other nominees that have not been voted on non-routine matters are referred to as "broker non-votes".

Neither broker non-votes nor abstentions will have any effect on the election of directors, the ratification of the appointment of KPMG, the advisory approval of 2022 NEO compensation, or the advisory vote on the frequency of advisory votes on the compensation of the Company's NEOs.

Quorum

Business can be conducted at the Annual Meeting only if a quorum, consisting of the holders of at least a majority of the Company's outstanding shares entitled to vote, is present, either in person or by proxy. Abstentions and broker non-votes will be counted toward establishing a quorum. If a quorum is not present at the time the Annual Meeting is convened, a majority of the shares represented in person or by proxy may adjourn the Annual Meeting to a later date and time, without notice other than announcement at the Annual Meeting. At any such adjournment of the Annual Meeting at which a quorum is present, any business may be transacted which might have been transacted at the Annual Meeting as originally called.

Solicitation; Expenses

The Company will pay all expenses of the Board's solicitation of the proxies for the Annual Meeting, including the cost of preparing, assembling, and mailing the Notice of Annual Meeting, proxy card, Proxy Statement, and Annual Report (as defined in the next section), postage for return envelopes, the handling and expenses for tabulation of proxies received, and charges of brokerage houses and other institutions, nominees, or fiduciaries for forwarding such documents to beneficial owners. The Company will not pay any electronic access charges associated with Internet or telephonic voting incurred by a shareholder. The Company may solicit proxies in person or by telephone, facsimile, or e-mail. Its officers, directors, and employees may also assist with solicitation, but will receive no additional compensation for doing so.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and you should not rely on any such information or representation. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement does not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of this Proxy Statement.

Requests for Proxy Statement, Annual Report, and Form 10-K; Internet Availability

The Company's Annual Report on Form 10-K for the year ended December 31, 2022 (the "Form 10-K"), including audited consolidated financial statements, is included in the annual report to shareholders (the "Annual Report") that accompanies this Proxy Statement. The Annual Report is intended to satisfy the Company's obligation to provide an annual report to its shareholders pursuant to Rule 14a-3(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is delivering a single copy of this Proxy Statement and the Annual Report to multiple shareholders sharing an address, unless it has received instructions from one or more of these shareholders to the contrary. However, each shareholder will continue to receive a separate proxy card. The Company will promptly deliver a separate copy of the Proxy Statement and/or Form 10-K, at no charge, upon receipt of a written or oral request by a record shareholder at a shared address to which a single copy of the documents was delivered. Written or oral requests for a separate copy of the documents, or to provide instructions for delivery of documents in the future, may be directed to Carlotta D. King, Secretary, at Diamond Hill Investment Group, Inc., 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215 or by phone at (614) 255-3333. Additionally, this Proxy Statement, the Annual Report, and the Form 10-K are available on the internet free of charge at: https://www.diamond-hill.com/proxy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of the Company's common shares by: (a) all persons known by to beneficially own 5% or more of the Company's outstanding shares, (b) each director and director nominee of the Company, (c) the Company's NEOs, and (d) all of the Company's executive officers, directors, and director nominees as a group. Although not required, the Company has also voluntarily disclosed all common shares beneficially owned by all of its other employees, excluding its executive officers. Unless otherwise indicated, the named persons exercise sole voting and dispositive power over the shares listed. None of the named persons hold any outstanding options to acquire Company common shares, and none of the named persons have pledged any common shares of the Company as security. Except as otherwise indicated, all information is as of March 13, 2023.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class[1]
Heather E. Brilliant	42,151	[2]	1.4 %
Richard S. Cooley	5,937		*
Randolph J. Fortener	8,600		*
James F. Laird	33,500		1.1 %
Thomas E. Line	20,862	[2]	*
Paula R. Meyer	2,537		*
Nicole R. St. Pierre	3,037		*
L'Quentus Thomas	658		*
Mark Zinkula	—		*
Directors, nominees, and executive officers as a group (8 persons)	117,282		3.8 %
All other employees of the Company (125 persons)	449,441	[3]	14.7 %
5% Beneficial Owners			
BlackRock, Inc.[4]	253,576		8.3 %
Royce & Associates, LP[5]	165,631		5.4 %

_____

(1) In this column, beneficial ownership of less than 1% is represented by an asterisk (*). The percent of class is based upon the number of common shares beneficially owned by the named person divided by 3,050,993, which was the total number of shares that were issued and outstanding as of March 13, 2023.

(2) These amounts include 473 and 1,294 shares for Ms. Brilliant, and Mr. Line, respectively, that are held in the Diamond Hill Investment Group 401(k) Plan and Trust (the "401(k) Plan"), over which the trustee of the 401(k) Plan possesses the voting power.

(3) This amount includes all employees of the Company, other than executive officers, as of March 13, 2023. Each employee has sole voting power over the shares of such employee reflected in the table, except for the 60,096 shares that are held in the 401(k) Plan, over which the trustee of the 401(k) Plan possesses voting power. Certain shares are subject to restrictions on the power to dispose of the shares. The employees do not constitute a "Group" as defined by Rule 13d-1 under the Exchange Act.

(4) This information is based on information contained in Schedule 13G/A filed with the SEC on February 3, 2023 by BlackRock, Inc. to report beneficial ownership by its subsidiaries (BlackRock Life Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Fund Managers Ltd, BlackRock Asset Management Schweiz AG, and BlackRock Investment Management, LLC) of shares as of December 31, 2022. This Schedule 13G/A reported that BlackRock, Inc., through its subsidiaries, had sole voting power over 246,646 shares and sole dispositive power over 253,576 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(5) This information is based on information contained in Schedule 13G/A filed with the SEC on January 23, 2023 by Royce & Associates, LP to report its beneficial ownership of shares as of December 31, 2022. This Schedule 13G/A reported that Royce & Associates, LP had sole voting power over 165,631 shares and sole dispositive power over 165,631 shares. The address for Royce & Associates, LP is 745 Fifth Avenue, New York, NY 10151.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Board guides the strategic direction of the Company and oversees its management. All of the Company's directors are elected annually.

In connection with the 10-year term limit imposed on non-employee directors under the Company's Corporate Governance Guidelines ("Guidelines"), Randolph J. Fortener, who has been a non-employee director since 2013, was not nominated by the Board for re-election and will retire from the Board at the Annual Meeting. Pursuant to the Company's Amended and Restated Code of Regulations and in anticipation of the limitation on Mr. Fortener's term as a director, on February 23, 2023, the Board: (1) temporarily expanded the size of the Board from seven directors to eight directors, with an automatic return in size to seven directors contemporaneous with the end of Mr. Fortener's term as a director, and (2) appointed Mark Zinkula as a director to fill the seat created by the temporary increase in the number of directors on the Board.

Pursuant to the recommendation of the Nominating and Governance Committee, the Board has nominated the seven nominees listed below for election, all of whom are current directors, to hold office until the 2024 Annual Meeting of Shareholders and until their respective successors are elected and qualified. If any nominee becomes unable or unwilling to serve between the date of this Proxy Statement and the Annual Meeting, proxies will be voted **FOR** the election of a replacement recommended by the Nominating and Governance Committee and approved by the Board.

Majority Voting

In an uncontested election, a nominee must receive more "FOR" votes than "AGAINST" votes to be elected. In addition, pursuant to the Guidelines, any director who fails to obtain the required vote in an uncontested election will be expected to promptly submit their resignation to the Board. The Board will then decide, after considering the Nominating and Governance Committee's recommendation, whether to accept the resignation, decline the resignation, or decline the resignation with conditions. The Board will make any such decision within 90 days following the date of the Annual Meeting at which such uncontested election occurred. Plurality voting will apply to any contested elections.

Director Independence

The Board has determined that each of Richard S. Cooley, James F. Laird, Paula R. Meyer, Nicole R. St. Pierre, L'Quentus Thomas, and Mark Zinkula qualifies as independent under the rules and independence standards of The Nasdaq Stock Market ("Nasdaq"), as well as applicable SEC requirements. The Board has determined that Heather E. Brilliant is not independent due to her status as an executive officer of the Company. There are no family relationships among the Company's directors and executive officers.

The Nominees

The Board has determined that all of the Company's director nominees are qualified to serve as directors of the Company. In addition to their specific business experience listed below, each of the Company's director nominees has the tangible and intangible skills and attributes that the Board believes are required to be an effective director of the Company, including experience at senior levels in areas of expertise helpful to the Company, a willingness and commitment to assume the responsibilities required of a director, and the character and integrity that the Board expects of the Company's directors. The specific qualifications of each individual nominee are set forth under such nominee's name below.

Heather E. Brilliant, CFA, age 46, was appointed as a director as well as Chief Executive Officer and President ("CEO") of the Company effective September 3, 2019. Ms. Brilliant previously served as Chief Executive Officer, Americas with First State Investments from 2017 until joining the Company. Prior to that role, she spent almost 14 years with Morningstar where she served as Global Head of Equity & Credit Research before advancing to Chief Executive Officer, Morningstar Australasia. Earlier in her career, she held several roles analyzing both credit and equity at firms including Driehaus Capital Management, Coghill Capital Management, and Bank of America.

Ms. Brilliant received her Bachelor's degree from Northwestern University and a Masters of Business Administration ("MBA") from the University of Chicago. Ms. Brilliant also holds the Chartered Financial Analyst ("CFA") designation and is past chair and served as a member of the CFA Institute Board of Governors from 2013-2020.

Ms. Brilliant's qualifications to serve on the Board include her current experience as the Company's President and CEO, her prior experience as CEO of a division of an investment firm, and her in-depth knowledge of the investment management industry through her more than 20 years of experience as an investment professional and industry executive.

Richard S. Cooley, age 54, has been a director of the Company since 2020, is the Chair of the Audit Committee, and serves on the Nominating and Governance Committee and the Compensation Committee. Mr. Cooley has been determined by the Board to be an audit committee financial expert as defined by the SEC and is a non-executive director. Since 2021, Mr. Cooley has been a full-time Teaching Fellow at the University of Chicago (a private research university), and during the preceding five years, Mr. Cooley primarily and intermittently served as a teaching assistant at the University of Chicago. From 2007 to 2013, Mr. Cooley served as Morningstar, Inc.'s Chief Financial Officer ("CFO"), and was responsible for the firm's investor relations, financial reporting, corporate finance, tax, corporate communications, and U.S. national sales teams. Prior to becoming CFO, from 2003 to 2007 Mr. Cooley was CEO of Morningstar's operations in Australia and New Zealand. Mr. Cooley also established Morningstar's government affairs function.

Mr. Cooley holds a Bachelor of the Arts and Master of the Arts degrees from Illinois State University, a Master of the Arts degree from the University of Chicago, and a Doctor of Philosophy in Political Science from the University of Chicago.

Mr. Cooley's qualifications to serve on the Board include his substantial experience in accounting and financial matters due to serving as CFO of a global, publicly-traded financial services firm, his experience as CEO of a division of a large financial services firm, as well as his experience serving as a board member for numerous for-profit companies.

James F. Laird, age 66, has been a director of the Company since 2011 and Chair of the Board since 2019, and also serves on the Compensation Committee, Audit Committee and Nominating and Governance Committee. Mr. Laird has been determined by the Board to be an audit committee financial expert, as defined by the SEC and is a non-executive director. Mr. Laird served as CFO and Treasurer of the Company from 2001 until his retirement from the Company on December 31, 2014 and served as Secretary of the Company from 2001 to 2017. He also served as President of Diamond Hill Funds from 2001 to 2014. Mr. Laird has over 30 years of experience in the investment management industry.

Mr. Laird received his Bachelor of Science in Accounting from The Ohio State University, is a Certified Public Accountant (inactive), and previously held the Series 7, 24, 26, 27 and 63 securities licenses with the Financial Industry Regulatory Authority.

Mr. Laird's qualifications to serve on the Board include his 13 years of experience as CFO of the Company, his in-depth knowledge of, and involvement in, the Company's operations and his more than 30 years of experience in the financial, operational, administrative, and distribution aspects of the investment management industry.

Paula R. Meyer, age 68, has been a director of the Company since 2019, is the Chair of the Nominating and Governance Committee, currently serves on the Audit Committee and the Compensation Committee, and is a non-executive director. Since 2007, Ms. Meyer has served as a professional, non-executive director. Prior to 2007, she worked in variety of roles within the investment management industry, most recently serving as President of RiverSource Funds, the proprietary fund complex of Ameriprise Financial, Inc. from 1998 to 2006. She currently serves as a director for Mutual of Omaha Insurance Company and First Command Financial Services, Inc. She also served as a director of the Federal Home Loan Bank of Des Moines from 2007 to 2016 and on the Investment Company Institute's Board of Governors from 2000 to 2006.

Ms. Meyer received her Bachelor of Arts from Luther College, an MBA from the University of Pennsylvania, Wharton School of Business, and is a National Association of Corporate Directors ("NACD") Board Leadership Fellow. She has also been awarded the Certificate in Cybersecurity Oversight from the Software Engineering Institute in association with Carnegie Mellon University (2020)

Ms. Meyer's qualifications to serve on the Board include her more than 40 years of experience consisting of 25 years of executive experience in the financial services and mutual fund industries as well as 15 years of service as a corporate board member on numerous for-profit and non-profit companies.

Nicole R. St. Pierre, age 50, has been a director of the Company since 2019, is the Chair of the Compensation Committee, serves on the Audit Committee and Nominating and Governance Committee, and is a non-executive director. Prior to her retirement, Ms. St. Pierre served in a variety of roles within the Asset Management group at J.P. Morgan from 1994 to 2018, including as Managing Director; Head of Client Services and Business Platform & Americas Regional Lead. Ms. St. Pierre is NACD Directorship Certified®.

Ms. St. Pierre received her Bachelor of Science in Marketing from Rutgers University and an MBA from Fordham University. She has also been awarded the Certificate in Cybersecurity Oversight from the Software Engineering Institute in association with Carnegie Mellon University in 2020.

Ms. St. Pierre's qualifications to serve on the Board include her more than 20 years of experience in the investment management industry.

L'Quentus Thomas, age 48, has been a director of the Company since 2021. Mr. Thomas serves on the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. Mr. Thomas has been determined by the Board to be an audit committee financial expert as defined by the SEC and is a non-executive director. Since 2021, Mr. Thomas has served as a Senior Managing Director at Stonehenge Capital (a private equity and venture capital investment firm), and currently manages the operations of Stonehenge Community Development, the firm's community banking subsidiary. Prior to his current role, from 2005 to 2009, Mr. Thomas worked in the firm's principal investing division, Stonehenge Growth Capital, where he focused on providing debt and equity capital solutions to privately held firms.

Mr. Thomas has served on numerous boards of non-profit organizations, including as a Trustee of Kenyon College. Mr. Thomas earned a Bachelor of Arts degree from Amherst College and a Master of Business Administration from the Stern School of Business at New York University.

Mr. Thomas's qualifications to serve on the Board include his experience in accounting and financial matters, his more than 20 years of experience in the financial services industry, and his experience serving as a board member for numerous non-profit companies.

Mark Zinkula, age 55, was appointed as a director of the Company on February 23, 2023. Mr. Zinkula serves on the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. Mr. Zinkula has been determined by the Board to be an audit committee financial expert as defined by the SEC and is a non-executive director. Mr. Zinkula served as CEO of Legal & General Investment Management (a European asset manager, "LGIM") from 2011 until his retirement from the company in 2019. Prior to leading LGIM's global business, Mr. Zinkula was the CEO of LGIM America from 2008 to 2011 and was a Director at LGIM from 2006 to 2008. Prior to joining LGIM America, Mr. Zinkula served in various roles at Aegon Asset Management from 1991 to 2006.

Mr. Zinkula has served on the boards and councils of various industry and non-profit organizations, and currently serves on the board of Smart USA Co. Mr. Zinkula is a CFA charter holder and holds a Bachelor of Arts in Economics from Central College as well as Master in Arts and Masters in Business Administrations degrees from the University of Iowa.

Mr. Zinkula's qualifications to serve on the Board include his experience in investment and financial matters, his experience as CEO of a large financial services firm, his more than 30 years of experience in the financial services industry, and his experience serving as a board member for numerous industry and non-profit organizations.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH NOMINEE LISTED ABOVE TO BE A DIRECTOR OF THE COMPANY.

THE BOARD OF DIRECTORS AND COMMITTEES

The Board held a total of five meetings during 2022, and each director attended at least 75% of all applicable Board and committee meetings. Consistent with the Guidelines and the Nasdaq rules, the directors met in executive session at each regularly scheduled Board meeting in 2022. Although the Company does not have a formal policy requiring directors' attendance at the Annual Meeting, the Guidelines provide that all directors are expected to attend each annual meeting of shareholders. All individuals serving as directors at the time of the 2022 Annual Meeting of Shareholders attended such meeting.

Corporate Governance

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. The Board has adopted a written charter for each Committee. Current copies of each committee charter and the Guidelines are available on the Company's website, ir.diamond-hill.com, under the heading "Corporate Governance".

The Board has adopted a Code of Ethics ("Code") for principal executive and senior financial officers of the Company. The Code is intended to deter wrongdoing and promote honest and ethical conduct, full, timely, and accurate reporting, compliance with laws, and accountability for adherence to the Code, including internal reporting of Code violations. The Company intends to post amendments to, or waivers from, any applicable provision (related to elements listed under Item 406(b) of Regulation S-K) of the Code, if any, in the Corporate Governance section of its website, ir.diamond-hill.com.

The Company also has a Code of Business Conduct and Ethics that is applicable to all of its employees and directors. It is the Company's policy to require all employees to participate annually in continuing education and training related to the Code of Business Conduct and Ethics.

Personal Trading and Hedging Policy

The Company has established a policy prohibiting its employees and directors from purchasing or selling shares of the Company while in possession of material nonpublic information, or otherwise using such information for their personal benefit or in any manner that would violate applicable laws and regulations. The policy also prohibits all employees and directors from purchasing or selling any derivative arrangement related to securities of the Company or engaging in any speculative, short selling, or hedging activities related to securities of the Company that may have a similar economic effect.

Audit Committee

All independent directors serve on the Audit Committee. The Audit Committee met four times during 2022. The Board has determined that each of these committee members meets the independence and financial literacy rules and standards of the SEC and Nasdaq. The Board also has concluded that each of Mr. Cooley, Mr. Laird, Mr. Thomas, and Mr. Zinkula meet the criteria to be an "audit committee financial expert" as defined by the SEC.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the retention of the Company's independent registered public accounting firm, including appointing and overseeing the terms of the accounting firm's engagement and its performance, qualifications, and independence, (ii) the quality and integrity of the Company's financial statements, (iii) the Company's accounting and financial reporting process; (iv) adherence to the Company's ethics policies, and (v) the Company's systems for internal accounting and financial controls. The Audit Committee also reviews all related person transactions for potential conflicts of interest on an ongoing basis, and all such transactions must be approved by the Audit Committee. Additional information on the approval of related person transactions is available under the heading "Certain Relationships and Related Person Transactions" below. The report of the Audit Committee appears below the heading "AUDIT COMMITTEE REPORT".

Compensation Committee

All independent directors serve on the Compensation Committee. The Compensation Committee met three times during 2022. The Board has determined that each of these committee members meets the independence criteria of the SEC and Nasdaq.

The primary purpose of the Compensation Committee is to: (i) review and approve the Company's executive compensation policies, (ii) evaluate the performance of the Company's executive officers in light of corporate goals and objectives approved by the Compensation Committee, (iii) approve the annual salaries, bonuses, stock grants, and other benefits, direct and indirect, of the Company's executive officers, (iv) make recommendations to the full Board with respect to incentive compensation plans and equity-based plans, (v) appoint and oversee the work of compensation consultants and other advisors, (vi) determine director, committee member, and committee chair compensation for non-employee directors, and (vii) assist the Board with succession planning for the Company's executive officers and directors. The Compensation Committee also administers the Company's equity compensation plans. The Compensation Committee has delegated to management the ability to make stock grants to non-executive employees within specific parameters to align the interests of the Company's shareholders and its employees and to promote employee retention and long-term employee ownership. A description of the Company's processes and procedures for the consideration and determination of executive officer compensation are discussed under the heading "Compensation Discussion and Analysis" below.

Nominating and Governance Committee

All independent directors serve on the Nominating and Governance Committee. The Nominating and Governance Committee met five times during 2022. The Board has determined that each of these committee members meets the independence criteria of Nasdaq.

The primary purpose of the Nominating and Governance Committee is to maintain and cultivate the effectiveness of the Board and oversee the Company's governance policies. Among the Nominating and Governance Committee's responsibilities are Board and committee composition, director qualifications, director orientation and education, and Board, committee, and director evaluations. The Nominating and Governance Committee: (i) identifies, evaluates, and nominates Board candidates, (ii) develops and oversees Board leadership succession planning, (iii) reviews compliance with director stock ownership guidelines, and (iv) oversees procedures regarding shareholder nominations and other shareholder communications to the Board. The Nominating and Governance Committee is also responsible for monitoring compliance with, and recommending any changes to, the Guidelines. Additional information regarding the committee's activities can be found under the heading "Corporate Governance".

Board Committee Membership

The following table summarizes the membership of the Board and each of its committees, and the number of times each met during 2022.

Director [(1)]	Audit	Compensation	Nominating and Governance
Heather E. Brilliant	—	—	—
Richard S. Cooley	Chair	Member	Member
Randolph J. Fortener	Member	Member	Member
James F. Laird	Member	Member	Member
Paula R. Meyer	Member	Member	Chair
Nicole R. St. Pierre	Member	Chair	Member
L'Quentus Thomas	Member	Member	Member
Number of Meetings in 2022	4	3	5

_____

[(1)]   Mr. Zinkula is not included in the above table because his appointment to the Board was not effective until February 23, 2023. Following his appointment to the Board, Mark Zinkula was appointed as a member of each of the Audit Committee, Compensation Committee, and Nominating and Governance Committee.

Compensation of Directors

The Compensation Committee is responsible for periodically reviewing and recommending to the Board the compensation of the Company's non-employee directors.

Since 2021, the compensation structure for non-employee directors has included an annual cash award, an annual stock award with a one-year vesting period, and annual chair fees, where applicable. The Compensation Committee is responsible for periodically reviewing and recommending to the Board the compensation of the Company's non-employee directors.

The Company's non-employee, annual, target director compensation is $155,000, plus applicable fees as provided under the following structure:

- An annual cash payment of $40,000 paid quarterly in arrears in conjunction with quarterly Board meetings;
- An annual stock award with a grant date value of $115,000 to align the interests of the directors with the long-term interests of the Company's shareholders. Grants typically occur concurrent with the annual shareholder meeting and vest one year later;
- An annual cash payment of $30,000 to the the Chair of the Board ("Board Chair");
- An annual cash payment of $15,000 to the chair of the Audit Committee; and
- An annual cash payment of $10,000 to the chair of each of the Compensation Committee and the Nominating and Governance Committee.

Mr. Fortener and Mr. Laird's term limits conclude in 2023 and 2025, respectively. As such, the Board previously concluded that Mr. Fortener and Mr. Laird would be exceptions to the compensation structure discussed above. Instead, Mr. Fortener and Mr. Laird each receive an annual cash payment of $10,000 paid quarterly in arrears, plus annual chair fees, where applicable, but they do not receive annual stock awards, given the earlier long-term, cliff-vest awards they were granted for their service. In addition, since Mr. Zinkula was appointed to the Board in February 2023 and did not serve on the Board in 2022, he did not receive any director compensation in 2022.

The following table sets forth information regarding the compensation earned by, or paid to, non-employee directors who served on the Board during the fiscal year ended December 31, 2022.

2022 Director Compensation[1]

Name	Fees Earned or Paid in Cash		Stock Awards		Total	
Heather E. Brilliant	$	—	$	—	$	—
Richard S. Cooley[2]	$	83,750	$	115,000	$	198,750
Randolph J. Fortener	$	10,000	$	—	$	10,000
James F. Laird	$	40,000	$	—	$	40,000
Paula R. Meyer[2]	$	78,750	$	115,000	$	193,750
Nicole St. Pierre[2]	$	78,750	$	115,000	$	193,750
L'Quentus Thomas[2]	$	68,750	$	115,000	$	183,750

---

[1] The above table omits certain columns where no compensation was awarded or earned.
[2] The amount reflected includes a cash payment of $28,750 in lieu of stock for the first quarter of 2022 due to the decision to issue the annual stock grant after the 2022 annual meeting of shareholders.

Outstanding Stock Grants to Directors

The below table shows the amount of unvested restricted stock awards outstanding to directors as of December 31, 2022 and the service period covered by the grant. All of these awards vest in full at the conclusion of the applicable service period.

Name	Shares Granted	Approximate Service Period	Service Period Covered	Date Fair Value	Grant Date	Vesting Date
Richard S. Cooley[1]	658	One Year	1/1/22 – 1/1/23	$115,000	4/26/22	4/26/23
Randolph J. Fortener	3,600	Five Years	5/2/18 – 4/30/23	$694,800	5/2/18	4/30/23
James F. Laird	8,000	Ten Years	4/30/15 – 4/30/25	$1,125,760	2/27/15	4/30/25
Paula R. Meyer[1]	658	One Year	1/1/22 – 1/1/23	$115,000	4/26/22	4/26/23
Nicole R. St. Pierre[1]	658	One Year	1/1/22 – 1/1/23	$115,000	4/26/22	4/26/23
L'Quentus Thomas[1]	658	One Year	1/1/22 – 1/1/23	$115,000	4/26/22	4/26/23

Concurrent with the 2023 Annual Meeting, each of Mr. Cooley, Ms. Meyer, Ms. St. Pierre, Mr. Thomas, and Mr. Zinkula will receive an annual grant of shares with an approximate fair value of $115,000 that will vest the following year.

Non-Employee Director Stock Ownership and Retention Guidelines

The Guidelines prohibit shares granted to the non-employee directors as compensation from being sold while the director remains on the Board, except for sales of shares in an amount necessary to pay taxes due upon vesting. Therefore, aside from this exception, the Company expects each non-employee director to hold all of the shares granted to them as compensation for their service for their entire term of service on the Board. Additionally, the Guidelines require that, within three years of being appointed to the Board, each non-employee director must hold Company shares having a value of at least $200,000 at cost as of the date of acquisition. Vested and unvested restricted stock is included when determining each non-employee director's compliance with the Guidelines.

CORPORATE GOVERNANCE

The Nominating and Governance Committee has general responsibility for the assessment and recruitment of new director candidates, evaluation of director and Board performance, and oversight of the Company's governance matters. The Nominating and Governance Committee has adopted the Guidelines and reviews them annually. The most current version of the Guidelines is available on the Company's website, ir.diamond-hill.com, under "Corporate Governance".

Board Leadership and Composition

As part of ensuring a strong governance and oversight structure, the Guidelines provide that the Board Chair and CEO roles must be separate and occupied by different people. The Board Chair calls Board meetings, approves Board meeting agendas and schedules, chairs all executive sessions of the Board, acts as the liaison between the directors and management, is available to the Secretary to discuss and, as necessary, respond to shareholder communications to the Board.

Currently, six of the Company's seven director nominees qualify as independent under Nasdaq listing standards, with Ms. Brilliant, the CEO, being the only non-independent director. The Audit Committee, the Compensation Committee, and the Nominating and Governance Committee are all comprised entirely of independent directors.

In 2021, Nasdaq amended its listing rules to encourage diverse board composition and require disclosure of specified diversity metrics, subject to certain exceptions and transition periods (the "Diversity Rule"). In accordance with the Diversity Rule, the diversity statistics of the eight current members of the Board, including the seven director nominees are below. Each of the categories listed in the below table has the meaning as it is used in the Nasdaq rules and related guidance and instructions.

Board Diversity Matrix (As of March 13, 2023)			
Board Size:			
Total Number of Directors	8		
	Female	**Male**	**Did Not Disclose Gender**
Part I: Gender Identity			
Directors	3	5	0
Part II: Demographic Background			
African American or Black	0	1	0
Alaskan Native or Native American	0	0	0
Asian	0	0	0
Hispanic or Latinx	0	0	0
Native Hawaiian or Pacific Islander	0	0	0
White	3	4	0
Two or More Races or Ethnicities	0	0	0
LGBTQ+	0		
Did Not Disclose Demographic Background	0		

Overall, the Board believes that the Board structure is designed to foster critical oversight, good governance practices, and the interests of the Company and its shareholders.

Among other things, the Guidelines set 10-year term limits for each non-employee director, provided that, notwithstanding that limitation, a director may be re-elected if: (1) such person is currently the Board Chair, and has not served as Board Chair for five consecutive years, or (2) the Board in its discretion agrees to allow such person to be eligible for re-election for an additional year. The Board has not made any exceptions to the term limits for non-employee directors during the last five years, and Mr. Fortener's service as a director will conclude at the Annual Meeting as a result of this corporate governance policy.

Board Role in Risk Oversight

The Board's role in the Company's risk oversight process includes receiving regular reports from members of management on areas of material risk to the Company, including client investment results, and operational, financial, legal, regulatory information security, and strategic risks. The Audit Committee is responsible for overseeing risks relating to the Company's accounting matters, financial reporting, and legal and regulatory compliance. To satisfy these oversight responsibilities, the Audit Committee meets regularly with management and the Company's independent registered public accounting firm. The Compensation Committee is responsible for overseeing risks related to employment policies and the Company's compensation and benefits programs. To satisfy these oversight responsibilities, the Compensation Committee meets regularly with management to understand the implications of compensation decisions, particularly the risks that the Company's compensation policies pose to its finances and its relationship with employees.

The Board believes that its current leadership structure supports the risk oversight function of the Board. In addition to providing a strong governance structure, having the roles of Board Chair and CEO filled by separate individuals allows the CEO to lead senior management in its supervision of the Company's day-to-day business operations, including the identification, assessment, and mitigation of material risks, and allows the Board Chair to lead the Board in its oversight of the Company's risk assessment and risk management activities.

Director Orientation and Continuing Education and Development

When a new non-employee director joins the Board, the Company provides a formal orientation program to provide the new director with an understanding of the Company's operations and financial condition. In addition, each director is expected to maintain the necessary level of expertise to perform their responsibilities as a director. To assist the directors in maintaining such level of expertise, the Company may, from time to time, offer continuing education programs in addition to briefings during Board meetings relating to the competitive and industry environment in which the Company operates and the Company's goals and strategies. Additionally, each director is expected to participate, at the Company's cost, in at least one continuing education program annually.

Director Qualifications and the Nominations Process

The Nominating and Governance Committee believes that the nominees presented in this Proxy Statement currently, and will continue to, constitute a Board with an appropriate level and diversity of experience, education, skills, and independence. The Nominating and Governance Committee routinely considers the composition of the Board and whether changes should be made or additional directors should be added.

The Nominating and Governance Committee supervises the nomination process for directors. In selecting nominees, the Nominating and Governance Committee considers, as applicable, independence, judgment, skills, diversity, character, community involvement, financial expertise, business experience, experience with similarly-sized companies and with publicly-traded companies, experience and skills relative to other Board members, ability to meet long-term interests of the Company and its shareholders, and any additional criteria deemed appropriate by the Nominating and Governance Committee. In the event of a vacancy, including upon an increase in the number of directors, the Nominating and Governance Committee will identify, interview, examine, and make recommendations to the Board regarding appropriate candidates to fill such vacancy. When identifying potential director nominees, the Nominating and Governance Committee considers diversity among the various factors relevant to any particular nominee and the overall needs of the Board.

The Nominating and Governance Committee identifies potential candidates for the Board principally through suggestions from directors and senior management and will also consider recommendations from shareholders. The Nominating and Governance Committee may also seek candidates through informal discussions with other third parties.

Pursuant to its charter, the Nominating and Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm. While the Nominating and Governance Committee has not historically retained a search firm to help identify director candidates, in addition to identifying potential candidates from the sources identified above, in 2022, the Nominating and Governance Committee engaged a search firm to assist with its most recent director search search that resulted in Mr. Zinkula's appointment to the Board on February 23, 2023.

Generally, the Nominating and Governance Committee will identify potential candidates who at a minimum:

- Demonstrate strong character and integrity;
- Have sufficient time to carry out their duties;
- Have relevant experience in areas of expertise helpful to the Company; and
- Have the ability to meet the expectations of a director of the Company as set forth in the Guidelines.

In addition, candidates expected to serve on the various Board committees must meet applicable independence and financial literacy qualifications required by Nasdaq, the SEC, and other applicable laws and regulations. The evaluation process of potential candidates also includes personal interviews and discussions with appropriate references. Once the Nominating and Governance Committee has selected a candidate, it recommends the candidate to the full Board for election if a vacancy occurs or is created by an increase in the size of the Board during the course of the year, or for nomination if the director is to be first elected by the Company's shareholders. All of the Company's directors serve for one-year terms and must stand for re-election annually.

All director candidates recommended by shareholders are evaluated using the same criteria as individuals nominated by the Board, the Nominating and Governance Committee, management, and other sources. Shareholder recommendations for Board candidates should be directed in writing to the Company at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, Attention: Secretary, and include the candidate's name, home, and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years, evidence of the recommending person's ownership of the Company's common shares, and any other information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director.

Certain Relationships and Related Person Transactions

The Board recognizes that related person transactions present a heightened risk of conflicts of interest. There has been no transaction since the beginning of fiscal 2022, and there is no currently proposed transaction, in which the Company was or is to be a participant that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K. The Company has no formal, written policies or procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, because, in the last 10 years, the Company has only been a party to one transaction that was required to be considered under Item 404(a). The Audit Committee will review any potential related person transactions as they arise and are reported to the Board or the Audit Committee, regardless of whether the transactions are reportable pursuant to Item 404(a) of Regulation S-K. For any related person transaction to be consummated or to continue, the Audit Committee must approve or ratify the transaction.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2022 were Mr. Cooley, Mr. Fortener, Mr. Laird, Ms. Meyer, Ms. St. Pierre, and Mr. Thomas. No director who served on the Compensation Committee during 2022 currently is, or during 2022 was, an officer or employee of the Company. Mr. Laird served as the Company's CFO until his retirement in 2014. No member of the Compensation Committee has, or had any relationship during 2022, requiring disclosure by the Company under Item 404(a) of Regulation S-K. During 2022, none of the Company's executive officers served as a member of the board of directors or compensation committee of any other company that has an executive officer serving as a member of the Company's Board or Compensation Committee.

Executive Officers

During 2022, Ms. Brilliant, and Mr. Line were the Company's executive officers. Ms. Brilliant's business experience and qualifications are described above under the heading "Proposal 1 - Election of Directors, The Nominees", and Mr. Line's business experience and qualifications are described below. Each executive officer devotes their full time and effort to the affairs of the Company.

Thomas E. Line, age 55, has served as the CFO and Treasurer of the Company since 2015 and is currently the President of the Diamond Hill Funds. Previously, Mr. Line served as an Independent Trustee and Chair for Diamond Hill Funds from 2005 to 2014. From 2012 to 2014, Mr. Line was Chief Operating Officer for Lancaster Pollard & Company. Mr. Line was Managing Director and Chief Financial Officer for Red Capital Group from 2005 to 2012 and was Vice President and Treasurer from 2004 to 2005. From 1989 to 2004, Mr. Line held various positions in the financial services industry, including seven years in various roles at KPMG. Mr. Line has over 30 years of experience in the investment management industry.

Mr. Line has a Bachelor of Science in Accounting from Wake Forest University and is a Certified Public Accountant (inactive).

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis section required by Item 402(b) of Regulation S-K with management. Based on that review and discussion, the Compensation Committee recommends to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Board of Directors:

> Richard S. Cooley
> Randolph J. Fortener
> James F. Laird
> Paula R. Meyer
> Nicole R. St. Pierre, Chair
> L'Quentus Thomas
> Mark Zinkula

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis, the Company:

- Describes its compensation program objectives and how compensation for its NEOs is determined; and
- Explains the tables and disclosures that follow.

This Compensation Discussion and Analysis presents compensation information for the following individuals, each of who is an NEO:

- Ms. Brilliant, who served as the CEO and President in 2022; and
- Mr. Line, who served as the CFO and Treasurer in 2022.

Background

In the investment management industry, human capital is the most important resource. Attracting and retaining talent is a sustainable competitive advantage that allows the Company to deliver on its purpose and vision. The Company has been able to attract and retain high-quality employees due to:

- Its client-centric culture, which is emphasized through its alignment of interest, ensures that the Company only succeeds when its clients succeed, including:
    - Significant employee ownership in all of the Company's investment strategies;
    - Incentives that align with long-term investment results; and
    - Capacity discipline that protects the Company's ability to add value;
- Its investment teams share a core set of investment principles focused on long-term, fundamental investing;
- Its corporate values of curiosity, ownership, trust, and respect guide the Company's behaviors and support an inclusive workplace culture; and
- The nationally-competitive compensation and benefits that the Company offers to its employees.

Competitive compensation and benefits are fundamental to sustain a business dependent on talented employees. Achieving profitability while retaining high-quality talent requires balancing the economics between the Company's operating profit margin and compensating employees for their contributions.

At the 2022 Annual Meeting of Shareholders, the Company's shareholders voted upon, and by 97% of the votes cast on the matter approved, an advisory resolution to approve the compensation of the NEOs. The Compensation Committee believes that the results of the advisory vote on executive compensation support the Company's compensation practices and the Compensation Committee's overall judgment related to those executive compensation practices.

Compensation Program Objectives

Since the Company's founding, aligning its interests directly with the clients it serves has been imperative. Inherent in this alignment is a passion for excellence, and the Company is focused on exceeding client expectations. To achieve this vision, it is important that the Company's compensation philosophy attracts, retains, and motivates employees who embody its values, act like owners, and advocate for client outcomes.

The Company maintains a long-term approach to managing its business and aims to invest in its employees throughout their careers. It believes employees should be paid competitively and fairly for their contributions and has confidence that it is investing in them for the long term.

The Company's employees receive a base salary and benefits, and participate in an annual performance incentive program. The Company is committed to ensuring that its shareholders' and employees' interests align by giving each permanent employee a new hire equity grant to inspire an ownership mentality from their first day of employment. These new hire grants cliff vest after five years to promote long-term employee ownership and employee retention. Employees have further opportunities to grow their ownership stake through the Company's Employee Stock Purchase Plan, by electing to receive their 401(k) match in company stock and, for certain roles, eligibility to receive additional shares of restricted stock through the Company's long-term equity incentive ("LTI") program.

Performance-Focused Incentives

The Company's primary business objective is to meet its fiduciary duty to clients. Specifically, its focus is on long-term, five-year investment returns, with goals defined as rolling five-year periods in which client returns are sufficiently above relevant passive benchmarks, rank above the peer group median for similar investment strategies, and exceed a sufficient absolute return for the risk associated with the asset class. The Board believes that if the Company meets its primary business objective, it will ultimately drive long-term value for the Company's shareholders.

Consistent with the Company's desire to have the majority of total compensation paid to its NEOs at risk in the form of incentive compensation, a significant majority of total NEO compensation is paid in the form of either cash bonuses and/or equity grants.

Long-Term Incentives – Restricted Stock Grants with Three-Year Graded Vesting

In 2021, the Company began making restricted stock award grants under its LTI program. Under the LTI program, each restricted stock award is made after the end of the year to which it relates and is subject to a three-year vesting schedule with one-third of the award vesting each year. This program makes up part of the total compensation for certain roles, including the NEOs. This program is designed to encourage long-term thinking for the NEOs and other employees who have a significant impact on client outcomes and future business results.

Compensation Setting Process

Role of the Compensation Committee. The primary purpose of the Compensation Committee is to oversee and assist the Board in the discharge of its responsibilities relating to succession planning for, and compensation programs of, the Company's executive officers and directors, including executive compensation, compensation deferral plans, stock incentive and option plans, performance incentive award programs, fringe benefit plans, other employee plans and executive employment contracts. The Compensation Committee is specifically required to fulfill certain duties and responsibilities including, but not limited to:

- Conduct an annual performance review of the CEO, review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO's performance in light thereof, and consider other factors related to the performance of the Company in determining the CEO's compensation;
- Review the CEO's recommendations and approve the salary, bonus, ownership incentives, and other significant benefits and arrangements provided for the CFO;
- Review and recommend to the Board the compensation for directors, including committee and committee chair fees and other compensation as appropriate;
- With respect to employee retirement plans and employee benefit plans (*i.e.*, medical, life insurance, etc.), evaluate on a periodic basis the competitiveness of the Company's benefit plans and recommend necessary amendments to the extent permitted by law and subject to the terms of the benefit plans;

- Review management's recommendations and make recommendations to the Board with respect to incentive-based compensation and equity-based compensation plans and programs that are subject to Board approval, and that may be applicable to all or any portion of the employees of the Company and/or its subsidiaries;
- Evaluate whether the Company's compensation policies, plans, and practices are reasonably designed in coordination with the Company's risk oversight policies are reasonably designed so as not to create incentives for unnecessary or excessive risk taking; and
- Oversee management's engagement and communications with shareholders and proxy advisory firms on executive compensation matters, including with respect to shareholder votes on executive compensation.

Role of Management. The Company's CEO evaluates the CFO as part of the annual review process and makes recommendations to the Compensation Committee regarding all elements of CFO compensation. The CEO may propose changes to the CFO's compensation based on the CFO's performance, the compensation of individuals with comparable responsibilities in competing or similar organizations, and the business results of the Company. At the Compensation Committee's request, management attends Compensation Committee meetings to provide general employee compensation and other information to the Compensation Committee, including information regarding the design, implementation, and administration of the Company's compensation plans. The Compensation Committee also meets in executive sessions without the presence of any executive officer whose compensation the Compensation Committee is scheduled to discuss.

Use of Compensation Consultants and Surveys in Determining Executive Compensation. The Compensation Committee's charter gives it the authority to retain an independent outside executive compensation consulting firm to assist in evaluating policies and practices regarding executive compensation and provide objective advice regarding the competitive landscape. The Committee periodically obtains an asset management industry pay analysis prepared by McLagan or another compensation specialist focusing on the asset management industry. This analysis provides the Compensation Committee with a general overview of compensation trends in the asset management industry. The Compensation Committee does not define a specific peer group but, instead, takes a broad view of the analysis across the industry, including the types and amounts of compensation paid generally by the companies surveyed. The Compensation Committee does not set any compensation elements or levels based on targeting a certain percentile from the survey. The Compensation Committee sets compensation that it believes to be both competitive and based on the executive's value to the Company. This analysis is just one of many factors that the Compensation Committee considers when determining executive compensation. Management and the Compensation Committee believe this broad view of the analysis is appropriate because the Company competes with both public and private asset management firms, regardless of their size, location, or scope of operations.

Elements of Compensation

The following table sets forth the total compensation for the Company's NEOs for each of the past three years, as determined by the Compensation Committee. The Compensation Committee believes it is important to align the interests of the NEOs with those of shareholders, appropriately balance short and long-term incentives, and appropriately balance the mix of cash and equity-based compensation.

				Incentive Paid or Granted in the First Quarter Following Each Calendar Year				
Name and Principal Position	**Year**	**Compensation Committee Action Date**	**Salary**	**Cash Bonus**	**Fully Vested Stock Award**	**LTI Stock Award (graded vesting)**	**Total Incentive**	**Total Salary & Incentive**
Heather E. Brilliant	2022	January 2023	$ 400,000	$1,900,000	—	$ 750,000	$ 2,650,000	$3,050,000
Chief Executive Officer	2021	January 2022	$ 400,000	$1,400,000	$ 900,000	$ 750,000	$ 3,050,000	$3,450,000
and President	2020	January 2021	$ 400,000	$ 600,000	$ 1,000,000	$ 300,000	$ 1,900,000	$2,300,000
Thomas E. Line	2022	January 2023	$ 250,000	$ 625,000	—	$ 250,000	$ 875,000	$1,125,000
Chief Financial Officer	2021	January 2022	$ 250,000	$ 750,000	—	$ 350,000	$ 1,100,000	$1,350,000
and Treasurer	2020	January 2021	$ 250,000	$ 450,000	—	$ 250,000	$ 700,000	$ 950,000

Base Salary. Base salaries for the NEOs are designed to compensate knowledge and experience and are intended to provide a fixed level of cash compensation that is appropriate given the executive's role in the organization. Generally, base salaries are determined by: (i) scope of responsibility and complexity of position, (ii) performance history, (iii) tenure of service, (iv) internal equity within the Company's salary structure, and (v) relative salaries of persons holding similar positions at other companies within the investment management industry. Based on these criteria, the Compensation Committee set Ms. Brilliant's base salary at $400,000 and Mr. Line's base salary at $250,000.

Annual Incentive Compensation. When determining incentive awards, the Compensation Committee evaluates NEO performance on many factors, including but not limited to the following:

- Long-term investment performance delivered for the Company's clients;
- Company financial performance including adjusted net operating income, adjusted operating margin and adjusted diluted earnings per share; and
- Individual CEO performance including:
  - ◦ Achievement of individual goals reviewed with the Compensation Committee at the beginning of each year;
  - ◦ Overall leadership and people management;
  - ◦ Continued focus on corporate culture; and
  - ◦ Progress on the long-term strategic goals of the Company.

The Compensation Committee believes that it is important to place emphasis on progress towards the achievement of long-term goals rather than overly relying on short-term financial metrics that can be subject to market conditions or other factors outside our control.

Under her employment agreement, Ms. Brilliant is entitled to receive an annual incentive award ("Incentive Award") with a target fair market value equal to $1,750,000, and subject to a minimum Incentive Award of at least $600,000. The Incentive Award may be paid in cash, vested Company shares, or a combination of cash and vested shares as determined at the discretion of the Compensation Committee, except that at least 40% of any Incentive Award must be paid in cash.

As part of Ms. Brilliant's 2022 compensation, the Compensation Committee awarded to her a discretionary cash Incentive Award of $1,900,000, to compensate her for her performance and overall contributions to the Company during the year. In determining the composition of Ms. Brilliant's 2022 Incentive Award, the Compensation Committee considered the Company's ownership guidelines for NEOs, Ms. Brilliant's overall ownership level, and the compensation structure for Company employees. The Compensation Committee believes that having discretion on the amount and composition of the Incentive Award (subject to the minimum) provided the Compensation Committee with the flexibility to consider all aspects of Ms. Brilliant's performance and her contributions to the Company as CEO and President.

As part of Mr. Line's 2022 compensation, the Compensation Committee awarded him a discretionary cash Incentive Award of $625,000 to compensate him for his performance and overall contributions to the Company during 2022. In determining the amount of Mr. Line's 2022 Incentive Award, the Compensation Committee considered the Company's overall operating results for 2022, contributions by Mr. Line that were not reflected in the Company's operating results, and the compensation structure for Company employees.

Long-Term Equity Incentive Compensation. The Compensation Committee believes that awarding restricted stock under the Company's LTI program ("LTI Award) strongly aligns the NEOs' long-term interests with the interests of the Company and its shareholders. In determining the amount and composition of a NEO's LTI Award, the Compensation Committee considers the NEOs' contributions to and future impact on the Company, the total compensation of the NEOs, industry practices related to the pay mix of cash versus stock,and the compensation structure of the Company's employees.

Consistent with the practice of the Compensation Committee during the prior two years, in February 2023, the Compensation Committee evaluated the performance of the Company and each NEO in 2022 and granted the NEOs with LTI Awards that vest one-third per year on each April 1 from 2024 through 2026. The grant date fair value of the LTI Awards was $750,000 for Ms. Brilliant and $250,000 for Mr. Line. In February 2022, the Compensation Committee evaluated the performance of the Company and each NEO in 2021 and granted the NEOs with LTI Awards that vest one-third per year on each April 1 from 2023 through 2025. The grant date fair value of the LTI Awards was $750,000 for Ms. Brilliant and $350,000 for Mr. Line. The LTI Awards granted in 2023 and 2022 were not based on any pre-established performance goals.

Pursuant to the SEC's rules for disclosing the LTI Awards in the Summary Compensation Table ("SCT") that follows this Compensation Discussion and Analysis, the Company is required to report these LTI Awards in the year in which they are granted. Accordingly, the LTI Awards for 2022 (granted in February 2023) are not included in the SCT, and the LTI Awards for 2021 (granted in February 2022) are included in each NEO's 2022 compensation in the Stock Awards column.

Retirement Plan Benefits. The Company provides retirement benefits to its NEOs through the 401(k) Plan. Each NEO is entitled to participate in the 401(k) Plan on the same terms and conditions as all other employees. The 401(k) Plan does not involve any guaranteed minimum or above-market returns, as plan returns depend on actual investment results.

Deferred Compensation Plans. The Company has two Deferred Compensation Plans: the Diamond Hill Fixed Term Deferred Compensation Plan and the Diamond Hill Variable Term Deferred Compensation Plan (together, the "Deferred Compensation Plans"). Each NEO is eligible to participate in one of the Deferred Compensation Plans, along with other employees of the Company. The terms and conditions of the Deferred Compensation Plans are described in more detail under the heading "Pension Plans and Non-Qualified Deferred Compensation" below.

Other Benefits and Perquisites. The Company does not provide supplemental retirement plan benefits to its NEOs. As a general rule, it does not provide any perquisites or other personal benefits to its NEOs that are not offered on an equal basis to all other employees. The Company's NEOs are entitled to participate in benefit programs that entitle them to the same medical, dental, and short-term and long-term disability insurance coverage that are available to all employees.

Post-Employment Payments. Ms. Brilliant has an employment agreement, which provides for payments upon termination of employment. More information on Ms. Brilliant's employment agreement and termination payments thereunder is set forth under the heading "Employment Agreements and Change in Control Benefits".

<u>*Risks Related to Compensation Policies and Practices*</u>

As part of its oversight of the Company's compensation programs, the Compensation Committee considers how the Company's current compensation programs, including the incentives created by compensation awards, affect the Company's risk profile. In addition, the Compensation Committee reviews the Company's compensation policies, and particularly the incentives that they create, to determine whether they encourage an appropriate level of risk-taking and do not present a significant risk to the Company. The Compensation Committee also considers risk mitigating factors, including but not limited to, the following:

- The Company's current compensation programs consider an appropriate base to incentive compensation ratio;
- The portfolio managers have meaningful ownership in the strategies they manage;
- The Company pays a portion of incentive compensation in the form of long-term equity-based awards;
- The Compensation Committee has discretionary authority to adjust annual incentive awards for NEOs, subject to stated terms and conditions;
- The Company has internal controls over financial reporting and other financial, operational and compliance policies and practices; and
- The Company ensures that base salaries are consistent with executives' responsibilities so that they are not motivated to take excessive risks to achieve a reasonable level of financial security.

Based on this review, the Compensation Committee has concluded that the Company's compensation policies and practices for its employees are reasonably designed to not have a material adverse effect on the Company.

<u>*Compensation Recoupment and Restitution Policy*</u>

Upon the recommendation of the Compensation Committee, the Board has adopted a compensation recoupment and restitution policy that applies to all incentive compensation received by all employees, including the NEOs. Under the policy, the Company may recover all or a portion of incentive compensation (or pay out additional incentive compensation) related to awards made after the adoption of the policy, in three general situations:

- If there was an erroneous miscalculation of the previously determined incentive pool such that one or more employee's incentive compensation awards is too large (or too small), then any overpayment made (or underpayment resulting, as applicable) to any employee may, in the sole discretion of the Compensation Committee and the Board, be required to be returned to the Company, or, in the case of any underpayment, an additional payment may be made to any affected employee;
- If an employee engages in fraud or misconduct that contributes to the need for a financial restatement, or violates any law or regulation or any policy or procedure of the Company, then in the Board's sole discretion, the Company may recover, and the employee will forfeit and/or repay, all or a portion of the employee's incentive compensation awards for the relevant period; and
- If the Company's previously issued financial statements are restated as a result of error, omission, fraud or non-compliance with financial reporting requirements, then the Compensation Committee and the Board may, in their sole discretion, determine whether to recover all or a portion of an employee's (or former employee's) incentive award, or otherwise adjust an incentive award made to, one or more employees (or former employees).

The policy is intended to provide enhanced safeguards against certain types of employee misconduct and provide enhanced protection to, and alignment with, shareholders. These provisions are in addition to any policies or recovery rights that are provided under applicable laws, including the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, each as amended. The Company anticipates updating the policy once Nasdaq has adopted new compensation recovery listing standards, which are anticipated later in 2023.

Executive Officer Stock Ownership and Retention Guidelines

Through the Guidelines, the Board has adopted stock ownership and retention guidelines for the Company's executive officers to further align their interests with those of shareholders. Under the Guidelines, each executive officer is expected to reach a specified target ownership level within three years after assuming their position. For purposes of calculating the value of Company shares held, vested and unvested restricted stock and restricted stock units are counted, but unexercised stock options do not count. Shares held are measured at the greater of cost or market value.

The below table provides the target ownership level reflected in the Guidelines and actual shares owned as of December 31, 2022. Each NEO currently holds shares well in excess of the amounts required under the Guidelines.

Name	Title	Target Ownership Level	Target Number of Shares (1)	Number of Shares Owned (2)	Ownership Guideline Met
Heather E. Brilliant	CEO and President	5x Salary	10,810	38,223	Yes
Thomas E. Line	Chief Financial Officer	3x Salary	4,054	19,556	Yes

———

(1) This target is based on a per share price of $185.02, which was the closing price of the Company's common shares on December 31, 2022, and the respective base salaries of the NEOs as of that date.
(2) This number includes any unvested restricted stock and any shares held in the 401(k) Plan.

Summary Compensation Table

The following table sets forth the total compensation paid to, or earned by, the Company's NEOs for services rendered in the years indicated. Additional information on the elements of compensation included in the table below is available under the "Compensation Discussion and Analysis" section.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)		All Other Compensation(9)	Total(10)
Heather E. Brilliant	2022	$ 400,000	$1,900,000	$ 1,650,000	(3)	$ 49,171	$ 3,999,171
Chief Executive Officer	2021	$ 400,000	$1,400,000	$ 1,300,000	(4)	$ 47,029	$ 3,147,029
and President	2020	$ 400,000	$ 600,000	$ 380,000	(5)	$ 45,774	$ 1,425,774
Thomas E. Line	2022	$ 250,000	$ 625,000	$ 350,000	(6)	$ 43,100	$ 1,268,100
Chief Financial Officer	2021	$ 250,000	$ 750,000	$ 250,000	(7)	$ 43,100	$ 1,293,100
and Treasurer	2020	$ 250,000	$ 450,000	$ 300,000	(8)	$ 43,100	$ 1,043,100

———

(1) The amounts reported represent discretionary cash bonuses awarded as part of the named executive officer's annual Incentive Award for the year in which each amount is reported. These discretionary cash bonuses were paid in the first quarter of the year following the year for which they were awarded, and were not based upon any pre-established performance goals.
(2) The amounts reported represent discretionary stock bonus awards and LTI Awards (*i.e.*, restricted stock). The restricted stock is calculated in accordance with ASC 718. With respect to LTI Awards, these amounts do not represent the actual amounts that will be realized by the NEOs with respect to such awards upon vesting, if at all. The grant date fair value of the restricted stock was determined by multiplying the closing price of the Company's common stock on Nasdaq on the date of grant by the number of shares granted. Assumptions used in the calculation of these amounts are included in Note [7] to the Company's audited consolidated financial statements in the Form 10-K.
(3) The amount reported includes a discretionary stock bonus award granted to Ms. Brilliant in February 2022, as part of her Incentive Award for 2021, with a grant date fair value of $900,000 (2,743 common shares, net of tax withholding), which immediately vested upon grant. This discretionary stock bonus award was previously reported in the Stock Award column for 2021; see footnote 10 below for additional information. The amount reported also includes an LTI Award granted to Ms. Brilliant in February 2022, as part of her long-term incentive compensation for 2021, with a grant date fair value of $750,000 (4,244 shares). As long as Ms. Brilliant remains employed by the Company, the LTI Award will vest ratably on an annual basis over a three-year period beginning April 1, 2022. The compensation awarded to Ms. Brilliant for 2022 includes an LTI Award granted in February 2023, with a grant date fair value of $750,000, which comprises the entirety of her equity awards for the 2022 and, pursuant to SEC disclosure rules, will be reported as a Stock Award in 2023 in the Company's next annual proxy statement.

(4)   The amount reported includes a discretionary stock bonus award granted to Ms. Brilliant in February 2021, as part of her Incentive Award for 2020, with a grant date fair value of $1,000,000 (3,681 common shares, net of tax withholding), which immediately vested upon grant. This discretionary stock bonus award was previously reported in the Stock Award column for 2020; see footnote 10 below for additional information. The amount reported also includes an LTI Award granted to Ms. Brilliant in February 2021, as part of her long-term incentive compensation for 2020, with a grant date fair value of $300,000 (1,923 shares). As long as Ms. Brilliant remains employed by the Company, the LTI Award will vest ratably on an annual basis over a three-year period beginning April 1, 2021.

(5)   The amount reported includes a discretionary stock bonus award granted to Ms. Brilliant in February 2020, as part of her Incentive Award for her pro-rated service beginning September 2019, with a grant date fair value of $380,000 (1,388 common shares, net of tax withholding), which immediately vested upon grant. This discretionary stock bonus award was previously reported in the Stock Award column for 2019; see footnote 10 below for additional information.

(6)   The amount reported represents an LTI Award granted to Mr. Line in February 2022 as part of his long-term incentive compensation for 2021, with a grant date fair value of $350,000 (1,981 shares). As long as Mr. Line remains employed by the Company, the restricted stock will vest ratably on an annual basis over a three-year period beginning April 1, 2022. The compensation awarded to Mr. Line for 2022 includes an LTI Award granted in February 2023, with a grant date fair value of $250,000 and, pursuant to SEC disclosure rules, will be reported as a Stock Award in 2023 in the Company's next annual proxy statement.

(7)   The amount reported represents an LTI Award granted to Mr. Line in February 2021 as part of his long-term incentive compensation for 2020, with a grant date fair value of $250,000 (1,603 shares). As long as Mr. Line remains employed by the Company, the restricted stock will vest ratably on an annual basis over a three-year period beginning April 1, 2021.

(8)   The amount reported includes a discretionary stock bonus award granted to Mr. Line in February 2020, as part of his Incentive Award for 2019, with a grant date fair value of $300,000 (1,082 common shares, net of tax withholding), which immediately vested upon grant. This discretionary stock bonus award was previously reported in the Stock Award column for 2019; see footnote 10 below for additional information.

(9)   The following items are included in the "All Other Compensation" column:

Name	Year	Contributions to 401k Plan[1]		Contributions to Health Savings Account[1]		Total	
Heather E. Brilliant	2022	$	43,571	$	5,600	$	49,171
	2021	$	41,429	$	5,600	$	47,029
	2020	$	40,174	$	5,600	$	45,774
Thomas E. Line	2022	$	37,500	$	5,600	$	43,100
	2021	$	37,500	$	5,600	$	43,100
	2020	$	37,500	$	5,600	$	43,100

(1)   Company contributions to the 401(k) Plan and employee health savings accounts are offered to all employees of the Company and its affiliates.

(10) The Total compensation reported in this Summary Compensation Table for Ms. Brilliant in 2020 and 2021 and for Mr. Line in 2020 adjusts the corresponding amounts reported in the Company's annual proxy statements filed in the prior two years. As previously reported, the Company included the grant date fair value of each discretionary stock bonus award as a Stock Award in the year for which the stock bonus award was made. In this Proxy Statement, the Company has, in accordance with SEC disclosure rules regarding the timing of reporting Stock Awards, moved the grant date fair value of each discretionary stock bonus award to the year in which the stock bonus award was actually granted (i.e., an award that was made for 2021 performance was granted in the first quarter of 2022 and now appears as a Stock Award in 2022).

Grants of Plan-Based Awards for 2022

The following table sets forth information regarding the awards granted to each NEO during the year ended December 31, 2022 under the Diamond Hill Investment Group, Inc. 2014 Equity and Cash Incentive Plan (the "2014 Plan").

Name	Grant Date	Compensation Committee Action Date[1]	# of Shares		Grant Date Fair Value of Stock Award
Heather E. Brilliant	02/18/2022	01/26/2022	4,244 [2]	$	750,000
	02/11/2022	01/26/2022	2,743 [3]	$	900,000
Thomas E. Line	02/18/2022	01/26/2022	1,981 [2]	$	350,000

[1] The Compensation Committee Action Date represents the date on which the Compensation Committee authorized the award.

[2] The Compensation Committee granted the above awards to Ms. Brilliant and Mr. Line pursuant to the 2014 Plan. These awards are intended to represent a portion of their total compensation. The shares granted to Ms. Brilliant and Mr. Line on February 18, 2022 were unvested and will vest over a three-year period beginning on April 1, 2023.

[3] The amount reported includes Ms. Brilliant's discretionary stock bonus award of 2,743 common shares, net of tax withholding, The shares granted to Ms. Brilliant on February 11, 2022 were fully vested upon issuance.

Outstanding Equity Awards at December 31, 2022

The following table summarizes all outstanding equity awards held by the Company's NEOs as of December 31, 2022.

	Stock Awards		
Name	Equity Incentive Plan Awards: Number of Unearned Shares That have Not Vested [1]		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested[2]
Heather E. Brilliant	27,233	$	5,038,650
Thomas E. Line	11,039	$	2,042,436

[1] These shares represent grants of restricted shares to Ms. Brilliant and Mr. Line pursuant to the 2014 Plan. Subject to their continued employment with the Company: (a) Ms. Brilliant received 21,719 restricted shares upon hire that will vest on October 1, 2024, (b) In 2019, Mr. Line received a cliff-vest grant of 8,000 restricted shares that will vest on January 1, 2024, (c) Ms. Brilliant's restricted shares granted under the LTI program will vest on April 1, 2023 (2,078 shares), April 1, 2024 (2,035 shares) and April 1, 2025 (1,401 shares), and (d) Mr. Line's restricted shares granted under the LTI program will vest on April 1, 2023 (1,203 shares), April 1, 2024 (1,182 shares) and April 1, 2025 (654 shares).

[2] The amount in this column represents the value of the awards shown, calculated as the product of the number of restricted shares underlying the award multiplied by $185.02, the closing market price of the Company's common shares as of December 31, 2022.

Option Exercises and Stock Vested in 2022

No options have been granted to the NEOs. The following table sets forth information with respect to the stock awards held by the Company's NEOs that vested in 2022.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting**
Heather E. Brilliant [1]	653	$ 122,307
Thomas E. Line [2]	545	$ 102,079

[1] These shares relate to the discretionary vested stock bonus of 2,743 shares, net of tax withholding, that the Compensation Committee granted to Ms. Brilliant on February 11, 2022 as part of her 2021 Incentive Award, and the vesting of 653 shares previously granted under the LTI program.

[2] These shares relate to the vesting of shares previously granted to Mr. Line under the LTI program.

Pension Plans and Non-Qualified Deferred Compensation

The Company does not maintain any pension plans for NEOs or other employees. The Company offers to its NEOs and all other employees the opportunity to participate in one of the two Deferred Compensation Plans.

Deferrals of Incentive Compensation.

Pursuant to the Deferred Compensation Plans, participants may elect to defer up to 50% of the vested stock portion of their annual incentive compensation and up to 100% of the cash portion of their annual incentive compensation for a plan year (the calendar year). Generally, the participant must submit a deferral election by December 31 of the year before the services are to be performed. After the applicable deadline, a deferral election is irrevocable for that plan year, except under circumstances set forth in the Deferred Compensation Plans.

Neither NEO contributed to the Deferred Compensation Plans, and neither NEO had a balance under such plans as of December 31, 2022.

Potential Payments upon Termination or Change-in-Control

Overview

The Company currently has an employment agreement with Ms. Brilliant. A description of the agreement is set forth below. The Company is not a party to an employment agreement with any other employee, including Mr. Line, and is not obligated to provide change in control benefits to any employee other than Ms. Brilliant. In the sections below, the Company describes the material terms of the employment agreement with Ms. Brilliant, and sets forth the payments that would have been received by Ms. Brilliant (or her beneficiaries, as applicable) upon a change in control of the Company or in the event her employment with the Company terminated on December 31, 2022 under various hypothetical scenarios.

Employment Agreement with CEO

On October 26, 2021, the Company entered into an employment agreement with Ms. Brilliant to align Ms. Brilliant's compensation more closely with the Company's employee compensation program changes that were approved in 2020. The agreement will expire on December 31, 2026, but will automatically renew for one-year periods unless the Company or Ms. Brilliant provides advance notice that it will not be renewed. The agreement superseded and replaced the employment agreement entered into between the Company and Ms. Brilliant dated July 5, 2019 (the "Initial Agreement").

The agreement provides for an annual base salary of $400,000, which may be increased (but not reduced) by the Board annually. Ms. Brilliant also receives reimbursement for certain travel and other expenses, insurance, and fringe benefits at the levels available to all of the Company's employees. As long as she remains employed with the Company, Ms. Brilliant will be eligible to receive: (i) an annual Incentive Award, with a target fair market value equal to $1,750,000, and a minimum of at least $600,000, and (ii) an annual LTI Award with a target fair market value equal to $600,000 for each calendar year prior to the full vesting of the initial five-year cliff-vested award of restricted stock on October 1, 2024 that was granted to

Ms. Brilliant under the Initial Agreement ("Initial Equity Award") and a target annual LTI Award of $1,200,000 thereafter. The Board retains complete flexibility to pay meaningfully more or less than these target amounts.

The Incentive Awards and LTI Awards will be determined based upon Ms. Brilliant's satisfaction of certain performance criteria established by the Board and eligibility requirements under the Company's Equity and Cash Incentive Plan in effect at that time. The Incentive Awards will also be subject to the Company's performance during the relevant calendar year. Any such Incentive Award may be paid in cash, Company stock, or a combination thereof, except that at least 40% of any Incentive Award must be paid in cash. The agreement also contains customary non-competition, non-solicitation, confidentiality, and non-disparagement covenants that apply during the term of the agreement and for one year following termination of Ms. Brilliant's employment with the Company.

If the Company terminates Ms. Brilliant's employment without "Cause", she would be entitled to the following payments, which are quantified to reflect the amounts she would have received had her employment been terminated at December 31, 2022:

1. Her accrued but unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2022);
2. Payments, if any, under other benefit plans and programs in effect at the time ($0 at December 31, 2022; the Company has no benefit plans that would result in payments upon termination);
3. Any Incentive Award for a completed year that has not yet been paid as of the date of termination ($1,900,000 at December 31, 2022);
4. Any LTI Award and/or Initial Equity Award for a completed year that has been granted but not yet vested ($ $5,038,650 at December 31, 2022;
5. A lump sum payment equal to her base salary in effect at the date of termination ($400,000 at December 31, 2022);
6. A lump sum payment equal to the amount of the Incentive Award made to Ms. Brilliant for the calendar year preceding termination of employment, prorated for the number of days during the calendar year in which the termination of employment occurs ($2,300,000 at December 31, 2022); and
7. A single lump sum payment equal to the fair market value of the portion of any LTI Award that would have vested for the calendar year in which termination of employment occurs ($120,818 at December 31, 2022).

Under the agreement with Ms. Brilliant, "Cause" generally includes material violations of the Company's employment policies, conviction of crime involving moral turpitude, violations of securities or investment adviser laws, causing the Company to violate a law which may result in penalties exceeding $250,000, materially breaching the agreement, or fraud, willful misconduct, or gross negligence in carrying out her duties.

Termination for Good Reason

Ms. Brilliant may terminate her employment for "Good Reason" (as defined in the agreement), which generally includes reduction of her annual base salary, requiring her to relocate her principal place of business to a location more than 50 miles from its current location, assignment to her of duties inconsistent with her position and authority, a requirement that she no longer report directly to the Board, or a breach by the Company of the agreement. If she terminates her employment for Good Reason, Ms. Brilliant is entitled to all of the payments described in numbers 1 through 6 in the "Termination without Cause" section above.

Voluntary Termination, Termination for Cause, or Expiration of Agreement

If Ms. Brilliant terminates the employment agreement voluntarily other than for Good Reason or if the Company terminates Ms. Brilliant for "Cause", the Company has no obligation to pay any unearned compensation or continue any benefits. In such instances, Ms. Brilliant will be entitled to receive only the payments set forth in numbers 1 and 2 in the "Termination without Cause" section above. If the employment agreement expires in accordance with its terms, Ms. Brilliant will be entitled to receive the payments set forth in numbers 1 through 3 in the "Termination without Cause" section above.

Termination Due to Death or Disability

If Ms. Brilliant's employment terminates due to her death, she or her estate, as applicable, will be entitled to receive: (i) the payments set forth in numbers 1 through 3 in the "Termination without Cause" section above, and (ii) any LTI Award and Initial Equity Award for a completed year that has been granted but not yet vested ($5,038,650 at December 31, 2022), which grant shall then vest in accordance with the terms of the relevant compensation plan or award agreement, as applicable.

In the event of Ms. Brilliant's permanent disability (as defined in the agreement), she will be entitled to receive the payments set forth in numbers 1 through 3 in the "Termination without Cause" section above.

Change in Control

Upon the occurrence of a "Change in Control" (as defined under the 2014 Plan or the Company's 2022 Equity and Cash Incentive Plan, as applicable), all unvested restricted stock awards of any employee will immediately vest and become exercisable. In addition, the Compensation Committee, in its sole discretion, may determine to make a cash payment to any employee in exchange for the cancellation of their restricted stock awards or issue substitute awards that substantially preserve the value, rights, and benefits of any affected restricted stock awards.

In the case of both Ms. Brilliant and Mr. Line, such a Change in Control would result in the immediate vesting of all outstanding unearned shares that have not vested which for Ms. Brilliant would be $5,038,650 at December 31, 2022, and for Mr. Line would be $2,042,436 at December 31, 2022.

In the event that a "Change in Control" (as defined in the agreement) of the Company occurs and, within six months prior or 24 months following such Change in Control, Ms. Brilliant's employment is terminated by the Company or its successor without Cause, or Ms. Brilliant terminates her employment for Good Reason, she will be entitled to the following payments from the Company or its successor, in addition to the applicable payments set forth in numbers 1 through 3 in the "Termination without Cause" section above:

- A lump sum payment equal to the greater of: (1) her base salary in effect at termination of employment; or (2) the base salary paid to her for the most recently completed calendar year ($400,000 at December 31, 2022);
- A lump sum payment equal to her Incentive Award for the calendar year preceding termination of employment ($2,300,000 at December 31, 2022);
- A pro-rated lump-sum payment equal to the target annual Incentive Award for the calendar year in which the termination of employment occurs ($1,750,000 at December 31, 2022);
- Full vesting of her previously granted LTI Awards, to the extent not previously vested in a Change in Control transaction (5,514 shares valued at $1,020,200 at December 31, 2022); and
- Full vesting of her Initial Equity Award of 21,719 shares, to the extent not previously vested in a Change in Control transaction ($4,018,450 at December 31, 2022).

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, the table shows the ratio of the median annual total compensation of all Company employees (excluding the CEO) to the annual total compensation of the CEO as presented in the SCT. In determining the median employee, a listing was prepared of all current employees as of December 31, 2022. To determine the median employee, the Company included 2022 base salary and incentive compensation (annualized for those employees that were not employed for the full year of 2022). Once the median employee was identified, for purposes of comparison to the CEO, the Company then calculated the compensation for that employee in the same manner as the total compensation shown for the CEO in the SCT. The following types of compensation are included in the Median Employee total annual compensation: Base salary, discretionary cash bonus, stock awards from calendar year 2022, contributions to 401k, and contributions to an employee Health Savings Account.

Median Employee total annual compensation	$	346,450
Heather E. Brilliant, CEO, total annual compensation	$	3,999,171
Ratio of CEO to median employee compensation		11.5 : 1

Pay Versus Performance Table

As required by Item 402(v) of Regulation S-K, the Company is providing the following information regarding the relationship between the "compensation actually paid" ("CAP") for its NEOs and certain financial performance measures. The CAP for the NEOs as reported in this section of the Proxy Statement does not reflect the actual amount of compensation earned by or paid to the NEOs, but is a calculation derived from the total compensation reported for each NEO in the SCT, as adjusted pursuant to the requirements of Item 402(v) of Regulation S-K. See the "Compensation Discussion and Analysis" section of this Proxy Statement for a discussion of the Company's philosophy on pay-for-performance.

					Value of initial fixed $100 investment based on:			
Year	Summary compensation table total for PEO[1]	Compensation actually paid to PEO[2]	Average summary compensation table total for non-PEO NEOs[3]	Average compensation actually paid to non-PEO NEOs [4]	Total shareholder return[5]	Peer group total shareholder return[6]	Net income	Adjusted net operating income[7]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$ 3,999,171	$ 4,091,451	$ 1,268,100	$ 1,308,631	$ 168	$ 132	$ 36,870,762	$ 60,352,296
2021	3,147,029	4,738,862	1,293,100	1,933,397	167	170	$ 75,589,539	83,680,496
2020	$ 1,425,774	$ 1,877,746	$ 1,043,100	$ 1,209,580	$ 115	$ 134	$ 38,165,138	$ 47,974,867

[1] The dollar amounts in column (b) are the amounts reported in the "Total" column of the SCT for the Company's principal executive officer ("PEO"), Ms. Brilliant, for each applicable year. Ms. Brilliant was the only PEO for each year reported in this table.

[2] The dollar amounts in column (c) represent the CAP for the PEO. The determination of CAP in accordance with Item 402(v) of Regulation S-K requires the following adjustments to the amounts reported in the "Total" column of the SCT:

	2022	2021	2020
SCT total	$ 3,999,171	$ 3,147,029	$ 1,425,774
Less stock awards per SCT[i]	(1,650,000)	(1,300,000)	(380,000)
Equity award adjustments[ii]:			
Year end fair value of equity awards granted in the year and unvested at year end[iii]	785,225	373,504	—
Year over year change in fair value of outstanding and unvested equity awards[iv]	(211,729)	976,486	191,344
Fair value as of vesting date of equity awards granted and vested in the year[v]	900,000	1,000,000	380,000
Year over year change in fair value of equity awards granted in prior years that vested in the year[vi]	(4,525)	—	—
Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation[vii]	273,309	541,843	260,628
CAP for the PEO	$ 4,091,451	$ 4,738,862	$ 1,877,746

[i] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column of the SCT.

[ii] The relevant required equity award adjustments for each year presented include the addition or subtraction, as applicable, of the following:

    [a] The year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year;

    [b] The amount of change as of the end of the applicable year (from the end of the prior year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of the applicable year;

    [c] For equity awards that are granted and vest in same applicable year, the fair value as of the vesting date;

    [d] For equity awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior year) in fair value; and

(e) The dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year.

(3) The dollar amounts in column (d) represent the average of the amounts reported in the "Total" column of the SCT for the NEOs as a group (other than the PEO) for each applicable year. Mr. Line, the Company's principal financial officer ("PFO"), was its only non-PEO NEO for each year reported in this table.

(4) The dollar amounts in column (e) represent the CAP for the PFO. The determination of CAP in accordance with Item 402(v) of Regulation S-K requires the following adjustments to the amounts reported in the "Total" column of the SCT. The adjustments made to determine the CAP for the PFO are of the same nature as described in footnotes (2)(i)-(vii) above for the PEO and are as follows:

	2022	2021	2020
SCT total	$ 1,268,100	$ 1,293,100	$ 1,043,100
Less stock awards per SCT[(i)]	(350,000)	(250,000)	(300,000)
Equity award adjustments[(ii)]:			
Year end fair value of equity awards granted in the year and unvested at year end[(iii)]	366,525	311,351	—
Year over year change in fair value of outstanding and unvested equity awards[(iv)]	(83,424)	359,680	70,480
Fair value as of vesting date of equity awards granted and vested in the year[(v)]	—	—	300,000
Year over year change in fair value of equity awards granted in prior years that vested in the year[(vi)]	(3,777)	—	—
Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation[(vii)]	111,207	219,266	96,000
CAP for the PFO	$ 1,308,631	$ 1,933,397	$ 1,209,580

(5) Cumulative total shareholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) The dollar amounts in column (g) represent the weighted peer group TSR, weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Russell 2000 Asset Managers & Custodians ("R2000 A&C Index"), which is comprised of the Asset Managers & Custodians subsector of the Russell 2000 Index. The R2000 A&C Index used to calculate the returns includes the following companies:

Altisource Portfolio Solutions S.A.	Diamond Hill Investment Group, Inc.	Perella Weinberg Partners
Ares Management Corporation	Federated Hermes, Inc.	PJT Partners, Inc.
Arlington Asset Investment Corp.	Financial Engines, Inc.	Pzena Investment Management, Inc.
Artisan Partners Asset Management, Inc.	Focus Financial Partners, Inc.	Sculptor Capital Management, Inc.
Ashford Inc.	GAMCO Investors, Inc.	Silvercrest Asset Management Group Inc.
AssetMark Financial Holdings, Inc.	GCM Grosvenor, Inc.	StepStone Group, Inc.
Associated Capital Group, Inc.	Greenhill & Co., Inc.	Victory Capital Holdings, Inc.
B. Riley Financial, Inc.	Hamilton Lane Incorporated	Virtus Investment Partners, Inc.
Blucora, Inc.	Manning & Napier, Inc.	Waddell & Reed Financial, Inc.
BrightSphere Investment Group, Inc.	Medley Management, Inc.	Westwood Holdings Group, Inc.
Brookfield Business Corp.	MMA Capital Holdings, Inc.	WisdomTree, Inc.
Cohen & Steers, Inc.	Morgan Group Holding Co.	
Cowen Inc.	Oppenheimer Holdings Inc.	

(7) The company-selected measure ("CSM") is adjusted net operating income, which adjusts net operating income, as calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), for the impact of market movements on the deferred

compensation liability and related economic hedges, and the impact of the Consolidated Funds. Adjusted net operating income is a non-GAAP financial measure. The Company believes this and other non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the Annex – Reconciliation of Non-GAAP Financial Measures made a part of the Annual Letter to Shareholders included with this Proxy Statement. While the Company uses several financial and non-financial performance measures for the purpose of evaluating its executive compensation programs, it has determined that adjusted net operating income is the financial performance measure that represents the most important performance measure used by it to link CAP for the NEOs, for the most recently completed year, to the Company's performance.

Tabular List of Important Performance Measures

As described in greater detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, the metrics that the Company uses for both its long-term and short-term incentive awards are selected based on an objective of aligning the interests of its NEOs with the interest of its shareholders. The Company considers the measures below to be the most important to link CAP for the NEOs for the most recently completed year, to its performance.

Performance Measure
Adjusted net operating income
Adjusted operating profit margin
Adjusted diluted earnings per share
Long-term investment performance

For an explanation of how the non-GAAP financial measures above are derived from the Company's audited consolidated financial statements, see the Annex – Reconciliation of Non-GAAP Financial Measures made a part of the Annual Letter to Shareholders included with this Proxy Statement.

Analysis of Information Presented in the Pay Versus Performance Table

As described in greater detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company considers several performance indicators to align executive compensation with its performance, all of those performance indicators are not presented in the "Pay Versus Performance" Table. The Company does not specifically align its performance measures with CAP, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the "Pay Versus Performance" Table.

The Company determines NEO compensation, in part, based on its core operating results. It believes that adjusted net operating income (its CSM) provides the most relevant and meaningful information regarding its core operating results. Adjusted net operating income is a non-GAAP financial measure. See the Annex – Reconciliation of Non-GAAP Financial Measures made a part of the Annual Letter to Shareholders included with this Proxy Statement. The following graph compares the change in CAP for the PEO and PFO with the Company's net income and its adjusted net operating income for the three-year period ended December 31, 2022.

Change in CAP, Net Income and CSM



- ■ Change in CAP for PEO
- ● Change in CAP for PFO
- ◆ Change in net income
- ▲ Change in adjusted net operating income

The change in CAP includes the change in the total value of all outstanding unvested equity awards held by the PEO and PFO. Due to the large amount of unvested equity awards held by the PEO, the annual Change in CAP for PEO may be more volatile that the other measures shown in the graph above.

The following graph compares the change in CAP for the PEO and PFO, with the Company's TSR, and the TSR for the R2000 A&C Index for the three-year period ended December 31, 2022. The R2000 A&C Index is comprised of the Asset Managers & Custodians sub-sector of the Russell 2000 Index. The Company uses the R2000 A&C Index as its peer group comparison because it believes that index is the most relevant, comparable index available.

Change in CAP, Company TSR and Peer Group TSR



Change in CAP for PEO
Change in CAP for PFO
Diamond Hill Investment Group, Inc. TSR
R2000 A&C Index TSR

The change in CAP includes the change in the total value of all outstanding unvested equity awards held by the PEO and PFO. Due to the large amount of unvested equity awards held by the PEO, the annual Change in CAP for PEO may be more volatile that the other measures shown in the graph above.

PROPOSAL 2 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company's consolidated financial statements. To carry out this responsibility, the Committee engages in an evaluation of the independent registered public accounting firm's qualifications, performance, and independence. The Committee also periodically considers whether the independent registered public accounting firm should be rotated and the advisability and potential impact of selecting a different independent registered public accounting firm.

The Audit Committee has reappointed KPMG to serve as the Company's independent registered public accounting firm for fiscal year ending December 31, 2023. KPMG was first appointed to serve as the Company's independent registered public accounting firm on October 24, 2012, and served as its independent registered public accounting firm for fiscal year ended December 31, 2022.

The Audit Committee and the Board believe that the continued retention of KPMG as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders, and the Audit Committee is asking shareholders to ratify the selection of KPMG as its independent registered public accounting firm for fiscal year ending December 31, 2023.

Representatives of KPMG are expected to be present at the Annual Meeting and will have the opportunity to make a statement, if they so desire, and respond to appropriate questions from shareholders.

THE AUDIT COMMITTEE AND THE BOARD UNANIMOUSLY RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING DECEMBER 31, 2023.

If Proposal 2 is not approved, the Audit Committee will reconsider the appointment of KPMG as the Company's independent registered public accounting firm for fiscal year ending December 31, 2023, and may or may not make any changes to such appointment.

AUDIT COMMITTEE MATTERS

Fees Charged by the Independent Registered Public Accounting Firm

The following table summarizes the fees billed by KPMG for services rendered to the Company and its subsidiaries during 2022 and 2021.

	Year Ended 12/31/2022	Year Ended 12/31/2021
Audit Fees[1]	$ 262,500	$ 245,000
Audit-Related Fees	—	—
Tax Fees [2]	72,250	52,885
All Other Fees	—	—
Total Fees	$ 334,750	$ 297,885

_____

[1] Audit Fees include professional services rendered for the audit of annual financial statements, reviews of quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.

[2] Tax Fees include professional services rendered for tax preparation and compliance.

Pre-Approval by Audit Committee

The Audit Committee has adopted policies and procedures that set forth the manner in which the committee will review and approve all audit and non-audit services proposed to be provided by the independent registered public accounting firm (the "Services") to ensure that the provision of the Services does not impair the firm's independence. The pre-approval policies and procedures are as follows:

- The Audit Committee has established a pre-approval fee cap of $25,000, under which any Services in excess of the $25,000 fee cap must be submitted to the Audit Committee for review and pre-approval, and any Services less than the $25,000 fee cap must be approved by the CFO and then reported to the Audit Committee at its next regularly scheduled meeting; and
- Pre-approval actions taken during Audit Committee meetings are recorded in the minutes of the meetings.

In determining whether to approve the proposed services, the Audit Committee and the CFO consider whether such services are consistent with the SEC's and the Public Company Accounting Oversight Board ("PCAOB") rules on auditor independence. All of the services related to audit-related fees, tax fees, or all other fees described above were pre-approved by the Audit Committee.

Audit Committee Report

During 2022, the Audit Committee was comprised of six independent directors operating under a written charter adopted by the Board, the most current version of which is available on the Company's website, ir.diamond-hill.com, under "Corporate Governance". Annually, the Audit Committee engages the Company's independent registered public accounting firm. KPMG served as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2022.

Management is responsible for preparation of the Company's financial statements and for designing and maintaining the Company's systems of internal controls and financial reporting processes. The Company's independent registered public accounting firm is responsible for performing an audit of the Company's consolidated financial statements in accordance with standards of the PCAOB and issuing reports on the Company's financial statements and the effectiveness of the Company's internal controls over financial reporting. The Audit Committee's responsibility is to provide independent, objective oversight of these processes.

Pursuant to this responsibility, the Audit Committee reviewed and held discussions with management and KPMG regarding the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022. The Audit Committee reviewed the audit plan and scope with KPMG. The Audit Committee also met with KPMG without management present to discuss the results of their audit work, their evaluation of the Company's system of internal controls and the quality of the Company's financial reporting.

The Audit Committee also discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and SEC. The Audit Committee has received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence from management and the Company.

Management has represented to the Audit Committee that the Company's consolidated financial statements for the year ended December 31, 2022, were prepared in accordance with GAAP. Based on the Audit Committee's discussions with management and KPMG and its review of KPMG's report to the Audit Committee, the Audit Committee recommended to the Board (and the Board has approved) that the audited consolidated financial statements be included in the Form 10-K filed with the SEC.

Submitted by the Audit Committee of the Board of Directors:

> Richard S. Cooley, Chair
> Randolph J. Fortener
> James F. Laird
> Paula R. Meyer
> Nicole R. St. Pierre
> L'Quentus Thomas
> Mark Zinkula

PROPOSAL 3 - ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

As described in the section entitled, "Executive Compensation - Compensation Discussion and Analysis", the Board believes that executive compensation should be linked with the Company's performance and significantly aligned with the interests of the Company's shareholders. In addition, the Company's executive compensation program is designed to allow it to retain, and recognize the contributions of, employees who play a significant role in its current and future success. The Board urges you to read the Compensation Discussion and Analysis and the exeuctive compensation tables and related disclosure in this Proxy Statement for a detailed description of the 2022 compensation of its NEOs.

The vote on this resolution is not intended to address any specific element of compensation. Rather, the advisory vote relates to the overall compensation of the Company's NEOs. This vote is advisory, and therefore, not binding on the Company, the Board, or the Compensation Committee. However, the Board and the Compensation Committee will review the voting results and will take into account the outcome of the vote when determining future compensation for the Company's NEOs.

Accordingly, the Board asks shareholders to vote on the following resolution:

> RESOLVED, that the Company's shareholders approve, on an advisory basis, the 2022 compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and the related narrative discussion.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY APPROVAL OF THE 2022 COMPENSATION OF THE COMPANY'S NEOS AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K.

PROPOSAL 4 - ADVISORY VOTE ON THE FREQUENCY WITH WHICH TO HOLD FUTURE ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NEOS

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, provides that shareholders must be given the opportunity to indicate their preference at least once every six years, on a non-binding, advisory vote, as to how frequently the Company should seek an advisory vote on compensation of its NEOs. By voting on this Proposal 4, you may indicate whether you would prefer that the Company seek future executive compensation advisory votes once every one, two, or three years. You may also, if you wish, abstain from casting a vote on this proposal.

The Board has determined that an annual advisory vote on the Company's executive compensation is currently the most appropriate alternative for the Company. Therefore, the Board recommends that you vote for an annual advisory vote on executive compensation. In determining to recommend that the shareholders select a frequency of once a year, the Board considered that compensation decisions are currently made on an annual basis; and therefore, an annual "say-on-pay" voting aligns shareholder feedback with the Board's and Compensation Committee's decision making. The Board also recognizes that annual say-on-pay votes will occur after the Compensation Committee has implemented the Company's executive compensation programs for the current year. Thus, the Board expects that it may not be feasible to address and respond to any one year's say-on-pay vote before the following year's annual meeting of shareholders.

Shareholders may vote on their preferred voting frequency by selecting the option of One Year, Two Years, Three Years, or Abstain on the proxy card when voting on this Proposal 4. Please note that when casting a vote on this proposal, you will not be voting to approve or disapprove the Board's recommendation.

The option of one year, two years, or three years that receives the highest number of votes cast by shareholders will be the shareholder-approved frequency selection for the advisory vote on executive compensation. However, because this vote is advisory and not binding on the Board or the Company, the Board may decide that it is in the best interests of the shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option receiving the most votes cast by shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU SELECT THE OPTION OF ONE YEAR TO APPROVE AN ANNUAL ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NEOS.

ADDITIONAL INFORMATION

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Given the Company's relatively small size, limited number of record shareholders, and the Board's consistent practice of being open to receiving direct communications from shareholders, the Board believes that it is not necessary to implement, and the Company does not have, a formal process for shareholders to send communications to the Board. Current practice is to forward any communication received by the Company and addressed to: (i) the full Board, to the Board Chair; (ii) a group of directors, to a member of the group; or (iii) an individual director, to that person.

SHAREHOLDER PROPOSALS FOR 2024 ANNUAL MEETING

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC rules and the Company's Code of Regulations (the "Regulations"). Should a shareholder wish to have a proposal appear in the Company's proxy statement and proxy card for the 2024 annual meeting of shareholders, under applicable SEC rules, the proposal must be received by the Company's Secretary on or before November 24, 2023, and must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act. The Company will not be required to include in its proxy statement and proxy card a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by applicable SEC rules.

The advance notice provisions of the Regulations govern the submission of director nominations and other business proposals that a shareholder wishes to have considered at an annual meeting of shareholders, but which may not be included in the Company's proxy statement for that meeting. Under the Regulations, director nominations or other business proposals to be addressed at the Company's 2024 annual meeting of shareholders may be made by a shareholder entitled to vote who has delivered a notice to the Secretary of the Company not later than the close of business on February 12, 2024 and not earlier than January 12, 2024. If a shareholder intends to present a proposal at the Company's 2024 annual meeting of shareholders without inclusion of that proposal in the Company's 2024 proxy materials and written notice of the proposal is not received by the Company on or before the deadline imposed by the advance notice provisions of the Regulations, or if the Company meets other requirements of the SEC rules, proxies solicited by the Board for the Company's 2024 annual meeting of shareholders will confer discretionary authority on the proxy holders named therein to vote on the proposal at the meeting.

The advance notice provisions in the Regulations are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement and proxy card under the rules of the SEC. To be eligible for consideration at an annual meeting of shareholders, a shareholder's proposal and notice thereof must otherwise comply with the procedures and requirements of the Regulations and applicable SEC rules.

All notices described in this section shall be sent to, and a copy of the Regulations may be obtained from, Carlotta D. King, Secretary, Diamond Hill Investment Group, Inc., 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

SHAREHOLDERS SHARING THE SAME ADDRESS

SEC rules allow multiple shareholders residing at the same address the convenience of receiving a single copy of the Annual Report and proxy materials if they consent to do so ("householding"). Householding, which has been instituted by the Company, is permitted only in certain circumstances, including when a shareholder has the same last name and address as one or more additional shareholders. If the required conditions are met, and SEC rules allow, a shareholder's household may receive a single copy of the Annual Report and proxy materials. The householding procedure reduces the volume of duplicate information shareholders receive and reduces expenses. If you are a shareholder and: (i) you wish to receive separate Annual Reports and proxy materials, either this year or in the future, or (ii) members of your household receive multiple copies of the Annual Report and proxy materials and you wish to request householding, you may contact the Company's transfer agent, Equiniti Trust Company at P.O. Box 64874, St. Paul, Minnesota 55164-0874, or by phone at (800) 401-1957, or write to Carlotta D. King, Secretary, at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, or by phone at (614) 255-3333.

In addition, many brokerage firms and other holders of record have instituted householding. If your family has one or more "street name" accounts under which the Company's shares are beneficially owned, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or the Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board knows of no business to be acted upon at the Annual Meeting other than Proposal 1, Proposal 2, Proposal 3, and Proposal 4, each as described in this Proxy Statement. However, if any other business properly comes before the Annual Meeting, the persons named as proxy holders on the accompanying proxy card will vote and act on such matters in accordance with their best judgment in light of the conditions then prevailing, to the extent permitted under applicable law.

The Company appreciates your prompt completion, execution, and delivery of your proxy card or your submission of voting instructions electronically over the Internet or by telephone. Whether or not you expect to attend the Annual Meeting, please complete and sign the proxy card and return it in the enclosed envelope, or vote your proxy electronically via the Internet or telephonically.

By Order of the Board of Directors

Carlotta D. King

Carlotta D. King
Secretary

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission file number 000-24498

DIAMOND HILL

DIAMOND HILL INVESTMENT GROUP, INC.

(Exact name of registrant as specified in its charter)

Ohio	**65-0190407**
(State of incorporation)	**(I.R.S. Employer Identification No.)**

325 John H. McConnell Blvd, Suite 200, Columbus, Ohio 43215
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (614) 255-3333

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares, no par value	**DHIL**	**The NASDAQ Stock Market**

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the registrant's common shares (the only common equity of the registrant) held by non-affiliates on the NASDAQ Global Select Market was $522,594,411, based on the closing price of $173.64 on June 30, 2022. For these purposes only, calculation of holdings by non-affiliates is based upon the assumption, that the registrant's executive officers and directors are affiliates.

The number of shares outstanding of the issuer's common stock, as of February 23, 2023, was 3,053,455 shares.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Diamond Hill Investment Group, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2022
Index

PART I

Item 1.   Business

<u>Cautionary Note Regarding Forward-Looking Statements</u>

This Annual Report on Form 10-K (this "Form 10-K"), the documents incorporated herein by reference and statements, whether oral or written, made from time to time by representatives of Diamond Hill Investment Group, Inc., an Ohio corporation organized in 1990 ("DHIL"), and its subsidiaries (collectively, the "Company," "we," "our," and "us") may contain or incorporate "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding anticipated operating results, prospects and levels of assets under management, technological developments, economic trends (including interest rates and market volatility), expected transactions and similar matters. The words "may," "believe," "expect," "anticipate," "target," "goal," "project," "estimate," "guidance," "forecast," "outlook," "would," "will," "continue," "should," "hope," "seek," "plan," "intend," and variations of such words and similar expressions identify such forward-looking statements. Similarly, descriptions of the Company's objectives, strategies, plans, goals, or targets are also forward-looking statements. Forward-looking statements are based on our expectations at the time such statements are made, speak only as of the dates they are made and are susceptible to a number of risks, uncertainties and other factors. While the Company believes that the assumptions underlying its forward-looking statements are reasonable, investors are cautioned that any of the assumptions could prove to be inaccurate and, accordingly, the Company's actual results and experiences could differ materially from the anticipated results or other expectations expressed in its forward-looking statements.

Factors that could cause such actual results or experiences to differ materially from results discussed in the forward-looking statements include, but are not limited to: (i) any reduction in the Company's assets under management ("AUM"); (ii) withdrawal, renegotiation, or termination of investment advisory agreements; (iii) damage to the Company's reputation; (iv) failure to comply with investment guidelines or other contractual requirements; (v) challenges from the competition the Company faces in its business; (vi) adverse regulatory and legal developments; (vii) unfavorable changes in tax laws or limitations; (viii) interruptions in or failure to provide critical technological service by the Company or third parties; (ix) adverse civil litigation and government investigations or proceedings; (x) risk of loss on the Company's investments; (xi) lack of sufficient capital on satisfactory terms; (xii) losses or costs not covered by insurance; (xiii) a decline in the performance of the Company's products; (xiv) changes in interest rates and inflation; (xv) changes in national and local economic and political conditions; (xvi) the continuing economic uncertainty in various parts of the world; (xvii) the after-effects of the COVID-19 pandemic and the actions taken in connection therewith; (xviii) political uncertainty caused by, among other things, political parties, economic nationalist sentiments, tensions surrounding the current socioeconomic landscape, and other risks identified from time-to-time in other public documents on file with the U. S. Securities and Exchange Commission ("SEC"), including those discussed below in Item 1A.

All future written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. New risks and uncertainties arise from time to time, and factors that the Company currently deems immaterial may become material, and it is impossible for the Company to predict these events or how they may affect it. The Company assumes no obligation to update any forward-looking statements after the date of this Form 10-K as a result of new information, future events or developments, except as required by federal securities laws, although it may do so from time to time. The Company undertakes no obligation to publicly update forward-looking statements. Readers are advised, however, to consult any further disclosures the Company makes on related subjects in its public announcements and SEC filings. The Company does not endorse any projections regarding future performance that may be made by third parties.

Overview

DHIL derives its consolidated revenue and net income from investment advisory and fund administration services provided by its wholly-owned subsidiary, Diamond Hill Capital Management, Inc., an Ohio corporation ("DHCM"). DHCM is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and is the investment adviser and administrator for the Diamond Hill Funds (each a "Fund," and collectively, the "Funds"), a series of open-end mutual funds. DHCM also provides investment advisory and related services to the Diamond Hill Micro Cap Fund, LP ("DHMF"), a private fund, as well as, separately managed accounts, collective investment trusts, model delivery programs and other pooled vehicles, including sub-advised funds.

The Company believes focusing on generating excellent, long-term investment outcomes and building enduring client partnerships will enable it to grow its intrinsic value to achieve a compelling, long-term return for its shareholders.

The Company accomplishes this through its shared investment principles, including: (i) valuation-disciplined active portfolio management, (ii) fundamental bottom-up research, (iii) a long-term, business-owner mindset, and (iv) a client alignment philosophy that ensures clients' interests come first. Client alignment is emphasized through: (i) a strategic capacity discipline that protects portfolio managers' abilities to generate excess returns, (ii) personal investment by portfolio managers in the strategies they manage, (iii) portfolio manager compensation being driven by long-term investment results in client portfolios, and (iv) a fee philosophy focused on a fair sharing of the economics among clients, employees, and shareholders. The Company's core cultural values of curiosity, ownership, trust, and respect create an environment where investment professionals focus on investment results and all teammates focus on the overall client experience.

The Company offers a variety of investment strategies designed for long-term strategic allocations from institutionally-oriented investors in key asset classes, aligning its investment team's competitive advantages with its clients' needs.

Assets Under Management

DHCM's principal source of revenue is investment advisory fee income earned from managing client accounts under investment advisory and sub-advisory agreements. The fees earned depend on the type of investment strategy, account size, and servicing requirements. DHCM's revenues depend largely on the total value and composition of its AUM. Accordingly, net cash flows from clients, market fluctuations, and the composition of AUM impact the Company's revenues and results of operations. The Company also has certain agreements that allow it to earn performance-based fees if investment returns exceed targeted amounts over a specified measurement period.

Model Delivery Programs - Assets Under Advisement

DHCM provides strategy-specific model portfolios to sponsors of model delivery programs. DHCM is paid for its services by the program sponsors at a pre-determined rate based on assets under advisement ("AUA") in the model delivery programs. DHCM does not have discretionary investment authority over individual client accounts in the model delivery programs, and therefore, the AUA are not included in the Company's AUM.

The following tables show AUM by product and investment objective, as well as net client cash flows, and AUA for each of the past five years ended December 31, 2022:

(in millions)	Assets Under Management and Assets Under Advisement As of December 31,				
	2022	2021	2020	2019	2018
Diamond Hill Funds	$ 14,745	$ 19,786	$ 17,615	$ 16,148	$ 13,440
Separately managed accounts	6,220	7,232	5,611	5,222	4,310
Collective investment trusts	1,040	603	318	30	1
Other pooled vehicles	2,758	3,407	2,867	1,999	1,357
Total AUM	24,763	31,028	26,411	23,399	19,108
Total AUA	1,802	2,098	1,099	933	476
Total AUM and AUA	$ 26,565	$ 33,126	$ 27,510	$ 24,332	$ 19,584

(in millions)	2022		2021		2020		2019		2018
Assets Under Management by Investment Strategy As of December 31,									
U.S. Equity									
Large Cap	$	16,478	$	21,285	$	15,075	$	12,316	$	9,611
Small-Mid Cap		2,646		3,183		2,810		3,243		2,770
Mid Cap		899		1,165		992		569		143
All Cap Select		392		438		446		528		432
Small Cap		306		597		556		795		1,048
Large Cap Concentrated		99		64		27		28		26
Micro Cap		15		16		—		—		—
Total U.S. Equity		20,835		26,748		19,906		17,479		14,030
Alternatives									
Long-Short		1,752		1,998		2,056		3,605		3,767
Total Alternatives		1,752		1,998		2,056		3,605		3,767
Global/International Equity									
International		52		56		17		13		3
Global[a]		—		—		16		22		15
Total Global/International Equity		52		56		33		35		18
Fixed Income									
Short Duration Securitized Bond		1,308		1,613		1,132		809		579
Core Fixed Income		792		622		541		300		55
Long Duration Treasury		33		51		62		52		52
Corporate Credit[b]		—		—		2,020		1,147		757
High Yield[b]		—		—		724		135		54
Total Fixed Income		2,133		2,286		4,479		2,443		1,497
Total-All Strategies		24,772		31,088		26,474		23,562		19,312
(Less: Investments in affiliated funds)[c]		(9)		(60)		(63)		(163)		(204)
Total AUM		24,763		31,028		26,411		23,399		19,108
Total AUA[d]		1,802		2,098		1,099		933		476
Total AUM and AUA	$	26,565	$	33,126	$	27,510	$	24,332	$	19,584

(a) The Diamond Hill Global Fund was liquidated on December 17, 2021.

(b) The Diamond Hill Corporate Credit and the Diamond Hill High Yield investment advisory contracts (the "High Yield-Focused Advisory Contracts") were sold to Brandywine Global Investment Management, LLC ("Brandywine Global") effective July 30, 2021.

(c) Certain of the Funds own shares of the Diamond Hill Short Duration Securitized Bond Fund. The Company reduces the total AUM of each Fund that holds such shares by the AUM of the investments held in this affiliated Fund.

(d) AUA is primarily comprised of Large Cap and All Cap Select strategies.

(in millions)	Change in Assets Under Management For the Year Ended December 31,				
	2022	2021	2020	2019	2018
AUM at beginning of the year	$ 31,028	$ 26,411	$ 23,399	$ 19,108	$ 22,317
Net cash inflows (outflows)					
Diamond Hill Funds	(2,433)	1,994	879	(499)	(978)
Separately managed accounts	(73)	168	(63)	(394)	(99)
Collective investment trusts	486	182	236	26	—
Other pooled vehicles	(221)	(221)	477	190	(25)
	(2,241)	2,123	1,529	(677)	(1,102)
Sale of High Yield-Focused Advisory Contracts	—	(3,456)	—	—	—
Net market appreciation/(depreciation) and income	(4,024)	5,950	1,483	4,968	(2,107)
Increase (decrease) during the year	(6,265)	4,617	3,012	4,291	(3,209)
AUM at end of the year	24,763	31,028	26,411	23,399	19,108
AUA at end of year	1,802	2,098	1,099	933	476
Total AUM and AUA at end of year	$ 26,565	$ 33,126	$ 27,510	$ 24,332	$ 19,584

Capacity

The Company's ability to retain and grow its AUM has been, and will continue to be, primarily driven by delivering attractive long-term investment results, which requires strict adherence to capacity discipline. If the Company determines the size of a strategy could impede its ability to meet investment return goals, the Company will close that strategy to new clients. The Company's commitment to capacity discipline inherently impacts its ability to grow its AUM. Investment results will always be prioritized over asset accumulation. As of December 31, 2022, the Company's Large Cap and Small-Mid Cap strategies were closed to most new investors. The Company plans to reopen its Large Cap strategy on February 28, 2023.

Today, the Company's existing capacity is estimated to be $40 billion to $50 billion in domestic equities, $15 billion to $20 billion in international equities, and $50 billion to $65 billion in fixed income. The Company's firm level capacity increases with the development of new products or strategies.

Growth Strategy

As a deliberately capacity-constrained organization, the Company's growth centers first and foremost on delivering an investment and client experience that enables investors to experience better outcomes over the long-term. The Company's client alignment philosophy guides it to develop strategies and offer vehicles that meet clients' objectives, capitalize on its investment team's research capabilities, and align with its investment principles.

The Company looks to attract like-minded, long-term focused clients across all of its offerings. In order to ensure efficient business development and relationship management, the Company has dedicated resources toward content-led marketing and sales enablement efforts. The Company believes that the combination of these efforts will lead to a deeper understanding of its investment strategies, and ultimately, longer holding periods for investors.

The Company focuses its efforts primarily on asset allocators with centralized research teams, allowing efficient delivery of services to a larger and more diverse client base. These tend to be highly sophisticated buyers, conducting deep research and pairing the Company's strategies with complementary strategies to meet holistic client objectives. These asset allocators include centralized research teams at institutional consulting firms, wirehouses, banks, independent broker dealers (IBD) and independent registered investment advisory firms (RIAs). The Company aims to partner with investors who maintain a long-term orientation and align with its investment principles.

Distribution Channels

The Company offers a variety of investment strategies designed for long-term strategic allocations from institutionally-oriented investors in key asset classes, aligning its investment team's competitive advantages with its clients' needs. Below is a summary of AUM by distribution channel for each of the five years ended December 31, 2022:

(in millions)	AUM by Distribution Channel As of December 31,				
	2022	2021	2020	2019	2018
Diamond Hill Funds:					
Registered investment adviser	$ 3,787	$ 4,633	$ 4,315	$ 3,603	$ 3,243
Independent broker-dealer	4,135	5,304	4,274	3,563	2,900
Wirehouse	2,843	4,195	3,529	3,026	2,319
Bank trust	1,718	2,256	2,546	2,907	2,672
Defined contribution	2,085	3,249	2,716	2,723	1,904
Other	177	149	235	326	402
Total Diamond Hill Funds	14,745	19,786	17,615	16,148	13,440
Separately managed accounts:					
Institutional consultant	2,432	2,960	2,504	2,397	2,122
Financial intermediary	3,067	3,594	2,371	1,777	1,506
Direct	721	678	736	1,048	682
Total separately managed accounts	6,220	7,232	5,611	5,222	4,310
Collective investment trusts	1,040	603	318	30	1
Other pooled vehicles	2,758	3,407	2,867	1,999	1,357
Total AUM	24,763	31,028	26,411	23,399	19,108
Total AUA	1,802	2,098	1,099	933	476
Total AUM and AUA	$ 26,565	$ 33,126	$ 27,510	$ 24,332	$ 19,584

Fund Administration Activities

DHCM provides fund administration services to the Funds. Fund administration services are broadly defined to include the following services: portfolio and regulatory compliance; treasury and financial oversight; oversight of back-office service providers, such as the custodian, fund accountant, and transfer agent; and general business management and governance of the Funds.

Competition

Competition in the investment management industry is intense, and DHCM's competitors include investment management firms, broker-dealers, banks, and insurance companies, some of whom offer various investment alternatives, including passive index strategies. Many of DHCM's competitors are better known, offer a broader range of investment products, and have more dedicated resources for business development and marketing.

Regulation

DHCM's firm and business are subject to various federal, state, and non-U.S. laws and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets, and with protecting the interests of participants in those markets, including investment advisory clients and shareholders of investment funds. If an adviser fails to comply with these laws and regulations, these regulatory bodies have broad administrative powers, including the power to limit, restrict, or prohibit an investment adviser from carrying on its business. Possible sanctions that regulatory bodies may impose include civil and criminal liability, the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser, broker-dealer, and other registrations, censures, and fines.

DHCM is registered with the SEC under the Advisers Act and operates in a highly regulated environment. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, recordkeeping requirements, operational requirements, and disclosure obligations. All of the Funds are registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"), and are required to make notice filings with all states where the Funds are offered for sale. Virtually all aspects of DHCM's investment advisory and fund administration business are subject to various federal and state laws and regulations.

DHCM is a "fiduciary" under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to benefit plan clients, and therefore, is subject to ERISA regulations. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended, impose certain duties on persons who are fiduciaries, prohibit certain transactions involving ERISA plan clients, and provide monetary penalties for violations of these prohibitions. The U.S. Department of Labor, which administers ERISA, has been increasingly active in proposing and adopting regulations affecting the asset management industry.

DHCM's trading activities for client accounts are regulated by the SEC under the Exchange Act, which includes regulations governing trading on inside information, market manipulation, and a broad number of trading and market regulation requirements in the United States (*e.g.*, volume limitations and reporting obligations).

The preceding descriptions of the regulatory and statutory provisions applicable to DHCM are not exhaustive or complete and are qualified in their entirety by reference to the respective statutory or regulatory provisions. Failure to comply with these requirements could have a material adverse effect on DHCM's business.

Contractual Relationships with the Funds

DHCM is highly dependent on its contractual relationships with the Funds. If any of DHCM's advisory or administration agreements with the Funds were terminated or not renewed, or were amended or modified to reduce fees, DHCM would be materially and adversely affected. DHCM generated approximately 71%, 69%, and 75% of its 2022, 2021, and 2020 revenues, respectively, from its advisory and administration agreements with the Funds. DHCM believes that it has strong relationships with the Funds and their board of trustees, and DHCM has no reason to believe that these advisory or administration contracts will not be renewed in the future. However, there is no assurance that the Funds will choose to continue their relationships with DHCM. Please see Item 1A for risk factors regarding this relationship.

Human Capital

The Company believes its people are its greatest asset, and each role within the firm contributes to our goals of generating excellent, long-term investment outcomes and building enduring client partnerships.

Workforce Data

Attracting, developing, and retaining talented employees is integral to the Company's human capital strategy and critical to its success. The Company depends on highly skilled personnel, with specialized expertise and extensive experience in the investment management industry. As of December 31, 2022, the Company employed 129 full-time equivalent employees. As of December 31, 2021, the Company's number of full-time equivalent employees was 128.

The Company's average employee tenure is approximately 7.5 years, and nearly 25% of its employees have more than 10 years of service. The Company's five-year average employee turnover rate is approximately 8.3%. The Company's employees are based in 12 states although approximately 78% of its employees reside in Ohio.

Competitive Pay and Benefits

The Company's competitive compensation and benefits are designed to help attract, retain, and motivate employees who embody its values. The Company aligns its employees' compensation with client outcomes, individual and team results, and company performance. The Company intentionally designs its benefits to provide support to teammates and their families, which enables its teammates to focus on client outcomes.

Culture

The Company's culture emphasizes four key values: curiosity, ownership, trust and respect. The way its employees embody the core values creates an exceptional corporate culture. The culture allows the Company to attract and retain employees who share its commitment to client alignment, are motivated by investment excellence, and are committed to delivering superior outcomes.

Employees who are curious focus on continuous self-improvement and have a passion for learning. They are open-minded, seek differing perspectives, and go beyond surface-level assumptions. Employees who think and act like business owners naturally embrace a long-term mindset. They lead by example and accept accountability for ensuring excellent client outcomes. Employees who embrace trust act with integrity, are authentic and honest in interactions with others, and put client interests ahead of all others. Employees who are motivated by giving and receiving respect communicate and provide feedback candidly, transparently, and with positive intent. They are humble in their assumptions and listen to better understand others. They embrace, value, and celebrate diversity, inclusion, and differences in all forms.

The Company's culture revolves around the fact that Diamond Hill is a fiduciary first and foremost. The primary focus is serving its clients and the Company believes this client-centric approach is difficult for competitors to replicate. The Company's long-term, valuation-disciplined investment principles are foundational to its culture and have been consistently implemented since the firm's inception. All members of the investment team believe in, and adhere to, the same investment principles. Our employees invest alongside our clients, and portfolio managers have significant personal investments in the strategy or strategies they manage.

Diversity, Equity, and Inclusion

The Company views diversity, equity, and inclusion ("DEI") as essential parts of its business and operating model. DEI is embedded in the policies, practices, and strategic initiatives of the Company, and is linked to its core values. The Company believes clients are best served by decision making that engages and encourages varied perspectives.

As of December 31, 2022, females represented 42% of DHIL's Board of Directors (the "Board"), 66% of the Company's management team, and approximately 33% of its employees. As of December 31, 2022, racial or ethnic minorities represented approximately 15% of the Company's workforce.

DEI is a continuous journey, and the Company recognizes that transparency and accountability are critical to driving real change within the firm, in the industry, and within its community. The Company's DEI initiatives are driven by employees on cross-functional teams who are enthusiastic about leading sustainable efforts under four areas of focus: Workforce Diversity, Inclusive Culture, Vendor & Policy, and Philanthropy & Community. Highlights of the Company's 2022 DEI initiatives include:

- The Company has distributed and/or committed more than half of its $1M in pledged funds to partners and organizations that align with its DEI efforts.

- The Company became a signatory to the DEI Code for the Investment Profession in the United States and Canada launched in 2022 in conjunction with the CFA Institute.

- The Company website now features a dedicated DEI section including its DEI philosophy, commitments and inaugural annual progress report.

SEC Filings

The Company maintains a website at www.diamond-hill.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports that it files or furnishes from time-to-time pursuant to Section 13(a) or 15(d) of the Exchange Act, are made available free of charge, on or through the Investor Relations section of the Company's website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on the Company's website is not part of this Form 10-K or any other report or document that it files with, or furnishes to, the SEC. These reports are also available free of charge on the SEC's website at http://www.sec.gov.

ITEM 1A.   Risk Factors

The Company's future results of operations, financial condition, liquidity, and capital resources as well as the market price of its common stock, are subject to various risks, including those risks mentioned below and elsewhere in this Form 10-K as well as those risks that are discussed from time-to-time in the Company's other filings with the SEC. Investors should carefully consider these risks before making an investment decision regarding the Company's common shares.   There may be additional risks of which the Company is currently unaware, or which the Company currently considers to be immaterial. The occurrence of any of these risks could have a material adverse effect on the Company's financial condition, results of operations, liquidity, capital resources and the value of its common stock. Please see "Forward Looking Statements" within Part I, Item 1, of this Form 10-K.

Business Risks

Poor investment results or adverse ratings of the Company's products could affect its ability to attract new clients or could reduce its AUM, potentially negatively impacting revenue and net income.

If the Company fails to deliver acceptable investment results for its clients, both in the short and long-term, the Company could experience diminished investor interest and a decreased level of AUM.

Investment strategies are assessed and rated by independent third parties, including rating agencies, industry analysts, and publications. Investors can be influenced by such ratings. If a strategy receives an adverse report, it could negatively impact the Company's AUM and revenue.

The Company's success depends on its key personnel, and its financial performance could be negatively affected by the loss of their services.

The Company's success depends on highly skilled personnel, including portfolio managers, research analysts, and management, many of whom have specialized expertise and extensive experience in the investment management industry. Financial services professionals are in high demand, and the Company faces significant competition for qualified employees. Other than the Company's Chief Executive Officer, its employees do not have employment contracts and generally can terminate their employment at any time. The Company may not be able to retain or replace key personnel. In order to retain or replace its key personnel, the Company may be required to increase compensation, which would decrease its net income. The loss of key personnel could damage the Company's reputation and make it more difficult to retain and attract new employees and clients. A loss of client assets resulting from the departure of key personnel may materially decrease the Company's revenues and net income.

The Company's investment results and/or growth in its AUM may be constrained if appropriate investment opportunities are not available or if the Company closes certain of its investment strategies to new investors.

The Company's ability to deliver strong investment results depends in large part on its ability to identify appropriate investment opportunities in which to invest client assets. If the Company is unable to identify sufficient investment opportunities for existing and new client assets on a timely basis, its investment results could be adversely affected. The risk that appropriate investment opportunities may be unavailable is influenced by a number of factors, including general market conditions, and is likely to increase if the Company's AUM increases rapidly. Our efforts to establish and develop new strategies may face challenges or ultimately be unsuccessful, which could impact our results of operations, our reputation and culture. In addition, if the Company determines that sufficient investment opportunities are not available for an investment strategy, or it believes that it is necessary to continue to produce attractive returns from an investment strategy, the Company will consider closing the investment strategy to new investors. As of December 31, 2022, the Company has two investment strategies closed to new investors. If the Company misjudged the point at which it would be optimal to close an investment strategy, the investment results of the strategy could be negatively impacted.

The Company is subject to substantial competition in all aspects of its business.

The Company's investment products compete against investment products and services from:

- Asset management firms;
- Mutual fund companies;
- Commercial banks and thrift institutions;
- Insurance companies;
- Exchange-traded funds;

- Private funds, including hedge funds and private equity funds; and

- Brokerage and investment banking firms.

Many of the Company's competitors have substantially greater resources and may operate in more markets or offer a broader range of products, including passively managed or "index" products. Some of these institutions operate in a different regulatory environment, which may give them certain competitive advantages in the investment products and portfolio structures that they offer. The Company competes with other providers of investment services primarily based upon its philosophy, performance, and client service. Some institutions have a broader array of products and distribution channels, which makes it more difficult for the Company to compete. If current or potential clients decide to use one of the Company's competitors, it could face a significant decline in market share, AUM, revenues, and net income. If the Company is required to lower its fees to remain competitive, its net income could be significantly reduced because some of the Company's expenses are fixed, especially over shorter periods of time, and its expenses may not decrease in proportion to the decrease in revenues. Additionally, over the past several years, investors have generally shown a preference for passive investment products over actively managed strategies. If this trend continues, the Company's AUM may be negatively impacted.

Market and competitive pressures in recent years have created a trend towards lower management fees in the asset management industry and there can be no assurance that the Company will be able to maintain its current fee structure. As a result, a shift in in the Company's AUM from higher to lower fee generating clients and strategies could result in a decrease in profitability even if its AUM increases or remains unchanged.

The loss of access to, or increased fees required by, third-party distribution sources to market the Company's portfolios and access its client base could adversely affect the Company's results of operations.

The Company's ability to attract additional AUM is dependent on its relationship with third-party financial intermediaries. The Company compensates some of these intermediaries for access to investors and for various marketing services provided. These distribution sources and client bases may not continue to be accessible to the Company for reasonable terms, or at all. If such access is restricted or eliminated, it could have an adverse effect on the Company's results of operations. Fees paid to financial intermediaries for investor access and marketing services have generally increased in recent years. If such fee increases continue, refusal to pay them could restrict the Company's access to those client bases while paying them could adversely affect its profitability.

A significant portion of DHCM's revenues are based on advisory and administration agreements with the Funds that are subject to termination without cause and on short notice.

DHCM is highly dependent on its contractual relationships with the Funds. If DHCM's advisory or administration agreements with the Funds were terminated or not renewed, or were amended or modified to reduce fees, DHCM would be materially and adversely affected. Generally, these agreements are terminable by either party upon 60 days' prior written notice without penalty. The Funds' agreements are subject to annual approval by either: (i) the board of trustees of the Funds, or (ii) a vote of the majority of the outstanding voting securities of each Fund. These agreements automatically terminate in the event of their assignment by either DHCM or the Funds. DHCM generated approximately 71%, 69%, and 75% of its 2022, 2021, and 2020 revenues, respectively, from its advisory and administration agreements with the Funds, including 34%, 11%, and 10% from the advisory contracts with the Diamond Hill Large Cap Fund, the Diamond Hill Long-Short Fund, and the Diamond Hill Small-Mid Cap Fund, respectively, during 2022. The loss of any of the Diamond Hill Large Cap Fund, the Diamond Hill Long-Short Fund, or the Diamond Hill Small-Mid Cap Fund contracts would have a material adverse effect on DHCM. DHCM believes that it has strong relationships with the Funds and their boards of trustees, and it has no reason to believe that these advisory or administration contracts will not be renewed in the future. However, there can be no assurance that the Funds will choose to continue their relationships with DHCM.

Negative public opinion of the Company could cause it to lose clients and adversely affect its stock price.

Negative public opinion can result from the Company's actual or alleged conduct in any number of activities, including trading practices, corporate governance and acquisitions, DEI issues, social media and other marketing activities, and actions taken by governmental regulators and community organizations in response to any of the foregoing. Negative public opinion could adversely affect the Company's ability to attract and maintain clients, could expose the Company to potential litigation or regulatory action, and could have a material adverse effect on its stock price or result in heightened volatility.

Operational Risks

Cybersecurity attacks could prevent the Company from managing client portfolios, cause the unauthorized disclosure of sensitive or confidential client or employee information or result in misappropriation of information or funds, each of which could severely harm its business.

As part of its business, the Company collects, processes, and transmits sensitive and confidential information about its clients and employees, as well as proprietary information about its business. The Company has policies and procedures pursuant to which it takes numerous security measures to prevent cyberattacks of various kinds as well as fraudulent and inadvertent activity by persons who have been granted access to such confidential information. Nevertheless, the Company's systems, like all technology systems, remain vulnerable to unauthorized access, which can result in theft or corruption of information. In addition, the Company shares information with third parties upon whom it relies for various functions. The systems of such third parties also are vulnerable to cyber threats. Unauthorized access can come from unrelated third parties through the internet, from access to hardware removed from the Company's premises or those of third parties or from employees acting intentionally or inadvertently.

Cybersecurity incidents can involve, among other things: (i) deliberate attacks designed to corrupt the Company's information systems and make them unusable by the Company to operate its business; (ii) theft of information used by the perpetrators for financial and other gain; or (iii) inadvertent releases of information by employees or third parties with whom the Company does business.

Cyberattacks that corrupt the Company's information systems and make them unusable could impair its ability to trade securities in its clients' accounts. Corruption of the systems of the Company's third-party vendors could impact the Company to the same extent as corruption of its own systems. If information about the Company's employees is intentionally stolen or inadvertently made public, that information could be used to commit identity theft, obtain credit in an employee's name, or steal from an employee. If information about the Company's business is obtained by unauthorized persons, whether through intentional attacks or inadvertent releases of information, it could be used to harm its competitive position.

Whether information is corrupted, stolen, or inadvertently disclosed, and regardless of the type and nature of the information (*e.g.*, proprietary information about the Company's business or personal information about clients or employees), the results could be multiple and materially harmful to us, including the following:

- The Company's reputation could be harmed, resulting in the loss of clients, vendors, and employees or making payments or concessions to such persons to maintain its relationships with them;

- The Company's inability to operate its business fully, even if temporarily, and thus, fulfill contracts with clients or vendors, could result in termination of contracts and loss of revenue;

- Harm suffered by clients or vendors whose contracts have been breached, or by clients, vendors, or employees whose information is compromised, could result in costly litigation against us;

- The Company's need to focus attention on remediation of a cyber issue could take its attention away from the operation of its business, resulting in lost revenue;

- The Company could incur costs to repair systems made inoperable by a cyberattack and to make changes to its systems to reduce future cyber threats. Those changes could include, among other things, obtaining additional technologies as well as employing additional personnel and training employees;

- The interruption of the Company's business or theft of proprietary information could harm its ability to compete; and

- Any losses that the Company may be responsible to bear may not be covered by insurance.

Any of the above potential impacts of a cybersecurity incident could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company may not be able to adapt to technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve clients while reducing costs. The Company's future success depends, in part, upon its ability to address client needs by using technology to provide products and services that will satisfy client demands, as well as to create additional efficiencies in its operations. The Company may not be able to implement effectively new technology-driven products and services or be successful in marketing these products and services to its clients. Failure to successfully keep pace with technological changes affecting the financial services industry could negatively affect the Company's growth, revenue, and profit.

Operational risks may disrupt the Company's business, result in losses, or limit its growth.

The Company is dependent on the capacity and reliability of the communications, information, and technology systems supporting its operations, whether developed, owned, or operated internally by the Company or by third parties. Operational risks, such as trading or operational errors, interruption of the Company's financial, accounting, trading, compliance, and other data processing systems, the loss of data contained in such systems, or compromised systems due to cyberattack, could result in a disruption of the Company's business, liability to clients, regulatory intervention, or reputational damage, and thus, adversely affect its business.

Industry, Market, and Economic Risks

The Company's AUM, which impacts revenue, is subject to significant fluctuations.

The majority of the Company's revenue is calculated as a percentage of AUM or is related to the general performance of the equity securities markets. A decline in securities prices or in the sale of investment products, or an increase in fund redemptions, generally will reduce revenue and net income. Financial market declines will generally negatively impact the level of the Company's AUM, and consequently, its revenue and net income. A recession or other economic or political events, whether in the United States or globally could also adversely impact the Company's revenue, if such events led to a decreased demand for products, a higher redemption rate, or a decline in securities prices. Investor interest in the valuation of our fixed income strategies are affected by changes in interest rates and the overall credit environment. In addition, the majority of our existing AUM is managed in primarily long-only, equity investment strategies, which exposes us to greater risk than certain of our competitors who may manage assets in more diverse strategies.

The Company's investment approach may underperform other investment approaches during certain market conditions.

The Company's investment strategies are best suited for investors with long-term investment time horizons. The Company's investment strategies may not perform well during certain periods of time. Additionally, the Company could have common positions and industry concentrations across its strategies at the same time. As such, factors leading to underperformance may impact multiple strategies simultaneously.

The Company's investment income and asset levels may be negatively impacted by fluctuations in its investment portfolio.

The Company currently has a substantial portion of its assets invested in investment strategies that it manages. All of these investments are subject to market risk and the Company's non-operating investment income could be adversely affected by adverse market performance. Fluctuations in investment income are expected to occur in the future.

Trading in the Company's common shares is limited, which may adversely affect the time and the price at which shareholders can sell their shares.

Although the Company's common shares are listed on the NASDAQ Global Select Market, the shares are held by a relatively small number of shareholders, and trading in its common shares is relatively inactive. The spread between the bid and the ask prices is often wide. As a result, shareholders may not be able to sell their shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. In addition, certain shareholders, including certain of the Company's directors and officers, own a significant number of shares. The sale of a large number of shares by any such individual could temporarily depress the market price of its shares.

Regulatory Risks

Changes in tax laws and unanticipated tax obligations could have an adverse impact on the Company's financial condition, results of operations, and cash flow.

The Company is subject to federal, state, and local income taxes in the United States. Tax authorities may disagree with certain positions that the Company has taken or may implement changes in tax policy, which may result in the assessment of additional taxes on the Company. The Company regularly assesses the appropriateness of its tax positions and reporting. The Company cannot provide assurances, however, that tax authorities will agree with the positions it has taken, or that the Company will accurately predict the outcomes of audits, and the actual outcomes of these audits could be unfavorable.

The Company's business is subject to substantial governmental regulation, which can change frequently and may increase costs of compliance, reduce revenue, result in fines, penalties, and lawsuits for noncompliance, and adversely affect its results of operations and financial condition.

The Company's business is subject to a variety of federal securities laws, including the Advisers Act, the 1940 Act, the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, the U.S. PATRIOT Act of 2001, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. In addition, the Company is subject to significant regulation and oversight by the SEC. Changes in legal, regulatory, accounting, tax, and compliance requirements could have a significant effect on the Company's operations and results, including, but not limited to, increased expenses and reduced investor interest in certain funds and other investment products that the Company offers. The Company continually monitors legislative, tax, regulatory, accounting, and compliance developments that could impact its business. The Company and its directors, officers, and employees could be subject to lawsuits or regulatory proceedings for violations of such laws and regulations, which could result in the payment of fines or penalties and cause reputational harm to the Company, which could negatively affect its financial condition and results of operations, as well as divert management's attention from its operations.

General Risk Factors

The Company's insurance policies may not cover all losses and costs to which it may be exposed.

The Company carries insurance in amounts and under terms that it believes are appropriate. The Company's insurance may not cover all liabilities and losses to which it may be exposed. Certain insurance coverage may not be available or may be prohibitively expensive in future periods. As the Company's insurance policies come up for renewal, it may need to assume higher deductibles or pay higher premiums, which could have an adverse impact on its results of operations and financial condition.

Natural disasters, global pandemics, and other unpredictable events could adversely affect the Company's operations.

Natural disasters, outbreaks of epidemics or pandemics, terrorist attacks, extreme weather events or other unpredictable events could adversely affect the Company's revenues, expenses, and net income by:

- Decreasing investment valuations in, and returns on, the investment portfolios that the Company manages and its corporate investments, thus, causing reductions in revenue;

- Causing disruptions in national or global economies that decrease investor confidence and make investment products generally less attractive;

- Reducing the availability of key personnel necessary to conduct the Company's business activities;

- Interrupting the Company's business operations or those of critical service providers;

- Triggering technology delays or failures; and

- Requiring substantial capital expenditures and operating expenses to restore the Company's operations.

The Company has developed various backup systems and contingency plans but cannot be assured that those preparations will be adequate in all circumstances that could arise, or that material interruptions and disruptions will not occur. The Company also relies to varying degrees on outside vendors for service delivery in addition to technology and disaster contingency support, and there is a risk that these vendors will not be able to perform in an adequate and timely manner. If the Company loses the availability of employees, or if it is unable to respond adequately to such an event in a timely manner, revenues, expenses, and net income could be negatively impacted.

Specifically, the effects of the outbreak of the novel coronavirus (COVID-19) since early 2020 have negatively affected the global economy, the United States economy, and the global financial markets, and may disrupt the Company's operations, which could have an adverse effect on the Company's business, financial condition, and results of operations. Although the long-term effects of the current pandemic cannot currently be predicted, previous occurrences of other pandemic and epidemic diseases had an adverse effect on the economies of those countries in which they were most prevalent. A recurrence of an outbreak of any kind of epidemic, communicable disease or virus or major public health issue could cause a slowdown in the levels of economic activity generally, which would adversely affect the Company's business, financial condition and operations.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 2.   Properties

The Company leases office space and conducts its general operations at one location, the address of which is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

The Company does not own any real estate or interests in real estate.

ITEM 3.   Legal Proceedings

There are currently no pending legal proceedings that the Company believes will have a material adverse effect on its consolidated financial statements.

ITEM 4.   Mine Safety Disclosures

Not applicable.

PART II

ITEM 5.   **Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities**

The following performance graph compares the total shareholder return of an investment in the Company's common shares to that of the Russell Microcap® Index, the Russell 2000 Asset Managers & Custodians Index (the "R2000 A&C Index"), and to a peer group index of publicly-traded asset management firms ("Peer Group") for the five-year period ended on December 31, 2022. The graph assumes that the value of the investment in the Company's common shares and each index was $100 on December 31, 2017. Total return includes reinvestment of all dividends. The Russell Microcap® Index makes up less than 3% of the U.S. equity market and is a market-value-weighted index of the smallest 1,000 securities in the small-cap Russell 2000® Index plus the next 1,000 smallest securities. The R2000 A&C Index is comprised of the Asset Managers & Custodians subsector of the Russell 2000 Index. Peer Group returns are weighted by the market capitalization of each firm at the beginning of the measurement period. Effective December 31, 2022, the Company has elected to replace the Russell Microcap Index and the Peer Group returns with the R2000 A&C Index as it believes that index provides a broader comparison than the Peer Group. The historical information set forth below is not necessarily indicative of future performance. The Company does not make or endorse any predictions as to future stock performance.



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	Cumulative 5 Year Total Return
Diamond Hill Investment Group, Inc.	$100	$76	$76	$87	$127	$128	28 %
Russell 2000 Asset Managers & Custodians Index[a]	$100	$84	$108	$145	$184	$143	43 %
Russell Microcap® Index	$100	$87	$106	$129	$154	$120	20 %
Peer Group [b]	$100	$73	$92	$107	$134	$99	(1)%

(a) The R2000 A&C Index used to calculate the returns includes the following companies:

Altisource Portfolio Solutions S.A.	Diamond Hill Investment Group, Inc.	Perella Weinberg Partners
Ares Management Corporation	Federated Hermes, Inc.	PJT Partners, Inc.
Arlington Asset Investment Corp.	Financial Engines, Inc.	Pzena Investment Management, Inc.
Artisan Partners Asset Management, Inc.	Focus Financial Partners, Inc.	Sculptor Capital Management, Inc.
Ashford Inc.	GAMCO Investors, Inc.	Silvercrest Asset Management Group Inc.
AssetMark Financial Holdings, Inc.	GCM Grosvenor, Inc.	StepStone Group, Inc.
Associated Capital Group, Inc.	Greenhill & Co., Inc.	Victory Capital Holdings, Inc.
B. Riley Financial, Inc.	Hamilton Lane Incorporated	Virtus Investment Partners, Inc.
Blucora, Inc.	Manning & Napier, Inc.	Waddell & Reed Financial, Inc.
BrightSphere Investment Group, Inc.	Medley Management, Inc.	Westwood Holdings Group, Inc.
Brookfield Business Corp.	MMA Capital Holdings, Inc.	WisdomTree, Inc.
Cohen & Steers, Inc.	Morgan Group Holding Co.	
Cowen Inc.	Oppenheimer Holdings Inc.	

(b) The Peer Group is based upon all publicly-traded asset managers with market cap of less than $5 billion, excluding: (i) firms whose primary business is hedge funds or private equity, and (ii) firms with multiple lines of business. The following companies are included in the Peer Group:

Alliance Bernstein Holding L.P.	Hennessy Advisors, Inc.	Virtus Investment Partners, Inc.
Artisan Partners Asset Management, Inc.	Manning & Napier, Inc.	Wisdomtree Investments, Inc.
Cohen & Steers, Inc.	Pzena Investment Management, Inc.	Westwood Holdings Group, Inc.
Federated Hermes, Inc.	Teton Advisors, Inc.	
GAMCO Investors, Inc.	U.S. Global Investors, Inc.	

DHIL's common shares trade on the NASDAQ Global Select Market under the ticker symbol DHIL. The following table sets forth the high and low daily close prices during each quarter of 2022 and 2021:

	2022				2021			
	High Price	Low Price	Quarterly Dividend Per Share	Special Dividend Per Share	High Price	Low Price	Quarterly Dividend Per Share	Special Dividend Per Share
Quarter ended:								
March 31	$ 206.90	$ 174.42	$ 1.50	—	$ 175.00	$ 141.51	1.00	—
June 30	$ 192.73	$ 166.54	$ 1.50	—	$ 178.79	$ 158.59	1.00	—
September 30	$ 196.00	$ 163.40	$ 1.50	—	$ 184.60	$ 161.00	1.00	—
December 31	$ 195.99	$ 161.51	$ 1.50	$ 4.00	$ 231.22	$ 178.75	1.00	$ 19.00

Due to the relatively low trading volume of DHIL's shares, bid/ask spreads can be wide at times, and therefore, quoted prices may not be indicative of the price a shareholder may receive in an actual transaction. During the years ended December 31, 2022 and 2021, approximately 2,472,866 and 2,635,186, of DHIL's common shares were traded, respectively.

In addition to the regular quarterly dividends, the Board will decide whether to approve and pay an additional special dividend in the fourth quarter of each fiscal year. Although DHIL currently expects to pay regular quarterly dividends, depending on the circumstances and the Board's judgment, DHIL may not pay such dividends as described.

The approximate number of record holders of DHIL's common shares as of February 23, 2023 was 75. The approximate number of beneficial holders of DHIL's common stock held by brokers, banks, and other intermediaries was greater than 8,000 as of February 23, 2023.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information regarding repurchases of DHIL's common stock during the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased[a]	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Programs[b]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs[b]
October 1, 2022 through October 31, 2022	19,929	$ 165.25	14,739	$ 15,994,565
November 1, 2022 through November 30, 2022	937	174.71	937	15,830,865
December 1, 2022 through December 31, 2022	2,600	$ 175.00	2,600	15,375,875
Total	23,466		18,276	$ 15,375,875

(a)   The Company regularly withholds shares for tax payments due upon the vesting of employee restricted stock. During the quarter ended December 31, 2022, the Company withheld 5,190 shares of common stock for employee tax withholding obligations at an average price paid per share of $165.00.

(b)   On February 25, 2022, the Board authorized management to repurchase up to $50.0 million of Company common shares (the "2022 Repurchase Program"). The 2022 Repurchase Program will expire upon the earlier of (i) February 25, 2024, or (ii) the completion of all authorized purchases under the program.

In connection with the 2022 Repurchase Program, the Company has entered into a Rule 10b5-1 repurchase plan. This plan is intended to qualify for the safe harbor under Rule 10b5-1 of the Exchange Act. A Rule 10b5-1 plan allows a company to purchase its stock at times when it would not ordinarily be in the market because of its trading policies or the possession of material nonpublic information. Because repurchases under the 10b5-1 plan are subject to specified parameters and certain price, timing, and volume restraints specified in the plan, there is no guarantee as to the exact number of shares that will be repurchased or that there will be any repurchases at all pursuant to the plan. Purchases may be made in the open market or through privately negotiated transactions. Purchases in the open market will be made in compliance with Rule 10b-18 under the Exchange Act.

Sale of Unregistered Securities

During the quarter ended December 31, 2022, DHIL did not sell any shares of its common stock that were not registered under the Securities Act.

ITEM 6.   [Reserved]

Not applicable.

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

In this Item 7, the Company discusses and analyzes its consolidated results of operations for the past three fiscal years and other factors that may affect its future financial performance. This discussion should be read in conjunction with the Company's consolidated financial statements and notes to consolidated financial statements contained in this Form 10-K.

Certain statements the Company makes under this Item 7 constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. See "Cautionary Note Regarding Forward-Looking Statements" in Part I, Item 1. You should also consider the Company's forward-looking statements in light of the risks discussed Part I, Item 1A, as well as our consolidated financial statements, related notes and other financial information appearing elsewhere in this Form 10-K and our other filings with the SEC.

Business Environment[1]

The performance of the U.S. and international equity markets, as well as the U.S. fixed income market, have a direct impact on the Company's operations and financial position. 2022 was a difficult operating environment for active investment managers.

A difficult market environment driven by high inflation and rising interest rates resulted in both U.S. equity and U.S. fixed income asset classes generating negative returns in 2022 (as represented by the S&P 500 Index and the Bloomberg U.S. Aggregate Bond Index). Across the industry, many investors withdrew their long-term investments leading to a combined $365 billion of outflows from U.S. mutual funds and exchange traded funds ("ETFs") in 2022. This represents the worst year on record since Morningstar, Inc. began tracking the data in 1993, and was driven heavily by outflows from fixed income funds. In particular, U.S. actively managed taxable bond funds had $379 billion in outflows in 2022, a decline of 11% on an organic growth basis from prior period assets.

Investors contributed $50 billion to U.S. Equity funds in aggregate while also allocating away from growth funds as the Russell 3000 Growth Index underperformed the Russell 3000 Value Index for the first time since 2016. However, actively managed U.S. equity funds had meaningful outflows of $231 billion, compared to inflows of $281 billion for their passive counterparts. Despite these overall flow trends, actively managed U.S. equity funds with a five-star Morningstar Rating[TM] did have positive flows, a reminder that investors will continue to select the best performing actively managed investment strategies.

Active ETFs accounted for 15% of all ETF inflows in 2022 but represented just 5% of the $6.5 trillion in ETFs at the end of the year. The Company believes the increased inflows are attributable in part to newly launched active ETFs converted from mutual funds and to funds offering investors daily transparency of their portfolio holdings. ETFs do not allow managers to enforce any kind of capacity discipline on their offerings, which the Company believes is critical to protecting its ability to deliver excellent investment outcomes for clients.

The Company continues to pursue ways to partner with clients to deliver its intellectual property directly to them, including through model-delivery. These forms of delivery have an advantage over ETFs by enabling clients to further personalize portfolios to their unique preferences and tax situations. The Company continues to see companies invest in and deploy technology to offer customized portfolios at scale at their firms and believe this will be beneficial for end investors.

---

[1] All net asset and flow data stated in this section are sourced from Morningstar, Inc. © 2022 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Investment Results

It is imperative that the Company provide its clients with excellent investment returns over long periods of time. Investment results are the key driver of long-term success as well as the Company's ability to grow AUM.

The strategies offered by the Company have delivered what it believes to be strong long-term investment returns compared to its peers in the relevant Morningstar categories. Performance compared to a core benchmark, however, has been challenging over the past decade or more for valuation sensitive investors.

Below is a summary of the performance of the Diamond Hill Funds compared to their respective Morningstar categories and the Company's investment strategy composite returns compared to their respective benchmarks.

Percentage of Diamond Hill Funds and Fund Assets vs Morningstar Category Average


100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
% Funds Outperform
% Assets Outperform
1 Year
3 Year
5 Year
10 Year
15 Year

Source: © 2022 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Percentage of Fund assets that outperform is based on the Fund assets as of December 31, 2022. Total fund assets for the 1-, 3-, 5-, 10-, and 15-year periods are $14.8B, $14.7B, $14.7B, $12.8B, and $12.8B respectively which represents between 50% and 60% of total firm assets for each period.

Percentage of Diamond Hill Composites and Composite Assets vs Benchmark



The percentage of the Company's composites that outperform their benchmark includes all our composites (excluding Long-Duration Treasury) vs primary benchmark for each composite, except for the Long-Short Composite which uses a blended index that is a 60%/40% weighted blend of the Russell 1000 Index and the Bloomberg U.S. Treasury Bills 1-3 Month Index as of December 31, 2022. The percentage of composite assets that outperform is based on total Company composite assets as of December 31, 2022 excluding wrap fee accounts and restricted accounts. Composite net returns are calculated using the highest applicable standard separate account fee schedule. Total composite assets for the 1-, 3-, 5-, 10-, and 15-year periods are $21.2B, $21.0B, $21.0B, $18.2B, and $18.2B respectively which represents between 73% and 85% of total firm assets for each period.

While the Company's equity-focused strategies use core benchmarks to evaluate investment performance over full market cycles, many clients also compare results to value benchmarks. The following is a summary of the investment returns for each of the Company's strategies as of December 31, 2022, relative to their respective core and value indices, as applicable.

U.S. Equity Composites	Inception	As of December 31, 2022				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Diamond Hill Large Cap	**6/30/2001**	**(13.35)%**	**6.01 %**	**7.37 %**	**11.47 %**	**8.79 %**
Russell 1000 Index		(19.13)%	7.35 %	9.13 %	12.37 %	7.66 %
Russell 1000 Value Index		(7.54)%	5.96 %	6.67 %	10.29 %	7.12 %
Diamond Hill Large Cap Concentrated	**12/31/2011**	**(13.12)%**	**6.51 %**	**7.84 %**	**11.82 %**	**11.58 %**
Russell 1000 Index		(19.13)%	7.35 %	9.13 %	12.37 %	12.74 %
Russell 1000 Value Index		(7.54)%	5.96 %	6.67 %	10.29 %	10.93 %
Diamond Hill Mid Cap	**12/31/2013**	**(13.12)%**	**3.94 %**	**4.87 %**	**NA**	**6.81 %**
Russell Midcap Index		(17.32)%	5.88 %	7.10 %	NA	8.59 %
Russell Midcap Value Index		(12.03)%	5.82 %	5.72 %	NA	7.78 %
Diamond Hill Small-Mid Cap	**12/31/2005**	**(13.54)%**	**4.79 %**	**5.16 %**	**9.83 %**	**8.14 %**
Russell 2500 Index		(18.37)%	5.00 %	5.89 %	10.03 %	8.15 %
Russell 2500 Value Index		(13.08)%	5.22 %	4.75 %	8.93 %	7.22 %
Diamond Hill Small Cap	**12/31/2000**	**(14.67)%**	**4.25 %**	**3.28 %**	**7.81 %**	**9.32 %**
Russell 2000 Index		(20.44)%	3.10 %	4.13 %	9.01 %	7.47 %
Russell 2000 Value Index		(14.48)%	4.70 %	4.13 %	8.48 %	8.19 %
Diamond Hill Select	**6/30/2000**	**(17.14)%**	**8.24 %**	**7.89 %**	**11.89 %**	**9.69 %**
Russell 3000 Index		(19.21)%	7.07 %	8.79 %	12.13 %	6.58 %
Russell 3000 Value Index		(7.98)%	5.88 %	6.50 %	10.16 %	7.36 %
Alternative Composites						
Diamond Hill Long-Short	**6/30/2000**	**(7.75)%**	**3.70 %**	**5.32 %**	**7.46 %**	**7.06 %**
60% Russell 1000 Index / 40% BofA ML U.S. T-Bill 0-3 Month Index		(10.86)%	5.22 %	6.37 %	7.87 %	4.80 %
International Composites						
Diamond Hill International	**12/31/2016**	**(13.41)%**	**1.45 %**	**3.04 %**	**NA**	**7.28 %**
MSCI ACWI ex USA Index		(16.00)%	0.07 %	0.88 %	NA	4.85 %
Fixed Income Composites						
Diamond Hill Short Duration Securitized Bond	**7/31/2016**	**(3.31)%**	**0.85 %**	**2.13 %**	**NA**	**2.45 %**
Bloomberg Barclays U.S. 1-3 Yr. Gov./Credit Index		(3.69)%	(0.32)%	0.92 %	NA	0.79 %
Diamond Hill Core Bond	**7/31/2016**	**(11.73)%**	**(1.85)%**	**0.82 %**	**NA**	**0.90 %**
Bloomberg Barclays U.S. Aggregate Index		(13.01)%	(2.71)%	0.02 %	NA	0.06 %

_____

- Composite returns are net of fees.

- Index returns do not reflect any fees.

Key Financial Performance Indicators

There are a variety of key performance indicators that the Company monitors to evaluate its business results. The following table presents the results of certain key performance indicators over the past three fiscal years:

		For the Years Ended December 31,				
		2022		2021		2020
Ending AUM (in millions)	$	24,763	$	31,028	$	26,411
Average AUM (in millions)		27,599		30,297		21,907
Net cash inflows (outflows) (in millions)		(2,241)		2,123		1,529
Ending AUM and AUA (in millions)		26,565		33,126		27,510
Total revenue (in thousands)		154,496		182,194		126,388
Net operating income		64,331		76,258		45,538
Adjusted net operating income[a]	$	60,352	$	83,680	$	47,975
Average advisory fee rate		0.52 %		0.56 %		0.54 %
Average advisory fee rate, excluding performance fees		0.52 %		0.52 %		0.54 %
Operating profit margin		42 %		42 %		36 %
Adjusted operating profit margin[a]		39 %		46 %		38 %

(a) Adjusted net operating income, and adjusted operating profit margin are non-GAAP financial measures. See the "Non-GAAP Financial Measures and Reconciliation" section in Part II, Item 7 in this Form 10-K for the definitions of "GAAP" and "non-GAAP" as well as a reconciliation of non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Assets Under Management

The Company derives revenue primarily from DHCM's investment advisory and administration fees. Investment advisory and administration fees paid to DHCM are generally based on the value of the investment portfolios it manages and fluctuate with changes in the total value of its AUM. The Company, through DHCM, recognizes revenue when it satisfies its performance obligations under the terms of a contract with a client.

Model Delivery Programs - Assets Under Advisement

DHCM provides strategy-specific model portfolios to sponsors of model delivery programs. DHCM is paid for its services by the program sponsor at a pre-determined rate based on AUA in the model delivery programs. DHCM does not have discretionary investment authority over individual client accounts in model delivery programs, and therefore, the AUA are not included in the Company's AUM.

The Company's revenues are highly dependent on both the value and composition of AUM and AUA. The following is a summary of the Company's AUM by product and investment objective, a roll-forward of the change in AUM, and a summary of AUA for the years ended December 31, 2022, 2021, and 2020:

		Assets Under Management and Assets Under Advisement As of December 31,				
(in millions)		2022		2021		2020
Diamond Hill Funds	$	14,745	$	19,786	$	17,615
Separately managed accounts		6,220		7,232		5,611
Collective investment trusts		1,040		603		318
Other pooled vehicles		2,758		3,407		2,867
Total AUM		24,763		31,028		26,411
Total AUA		1,802		2,098		1,099
Total AUM and AUA	$	26,565	$	33,126	$	27,510

(in millions)		Assets Under Management by Investment Strategy As of December 31,					
			2022		2021		2020
U.S. Equity							
Large Cap	$		16,478	$	21,285	$	15,075
Small-Mid Cap			2,646		3,183		2,810
Mid Cap			899		1,165		992
All Cap Select			392		438		446
Small Cap			306		597		556
Large Cap Concentrated			99		64		27
Micro Cap			15		16		—
Total U.S. Equity			20,835		26,748		19,906
Alternatives							
Long-Short			1,752		1,998		2,056
Total Alternatives			1,752		1,998		2,056
Global/International Equity							
International			52		56		17
Global[a]			—		—		16
Total Global/International Equity			52		56		33
Fixed Income							
Short Duration Securitized Bond			1,308		1,613		1,132
Core Fixed Income			792		622		541
Long Duration Treasury			33		51		62
Corporate Credit[b]			—		—		2,020
High Yield[b]			—		—		724
Total Fixed Income			2,133		2,286		4,479
Total-All Strategies			24,772		31,088		26,474
(Less: Investments in affiliated funds)[c]			(9)		(60)		(63)
Total AUM			24,763		31,028		26,411
Total AUA[d]			1,802		2,098		1,099
Total AUM and AUA			26,565		33,126		27,510

(a) The Diamond Hill Global Fund was liquidated on December 17, 2021.
(b) The High Yield-Focused Advisory Contracts were sold to Brandywine Global effective July 30, 2021.
(c) Certain of the Funds own shares of the Diamond Hill Short Duration Securitized Bond Fund. The Company reduces the total AUM of each Fund that holds such shares by the AUM of the investments held in this affiliated Fund.
(d) AUA is primarily comprised of Large Cap and All Cap Select strategies.

(in millions)	Change in Assets Under Management For the Year Ended December 31,					
		2022		2021		2020
AUM at beginning of the year	$	31,028	$	26,411	$	23,399
Net cash inflows (outflows)						
Diamond Hill Funds		(2,433)		1,994		879
Separately managed accounts		(73)		168		(63)
Collective investment trusts		486		182		236
Other pooled vehicles		(221)		(221)		477
		(2,241)		2,123		1,529
Sale of High Yield-Focused Advisory Contracts		—		(3,456)		—
Net market appreciation (depreciation) and income		(4,024)		5,950		1,483
Increase (decrease) during the year		(6,265)		4,617		3,012
AUM at end of the year		24,763		31,028		26,411
Total AUA at end of year		1,802		2,098		1,099
Total AUM and AUA at end of year	$	26,565	$	33,126	$	27,510
Average AUM during the year	$	27,599	$	30,297	$	21,907

(in millions)	Net Cash Inflows (Outflows) Further Breakdown For the Year Ended December 31,					
		2022		2021		2020
Net cash inflows (outflows)						
Equity	$	(2,247)	$	958	$	(284)
Fixed Income		6		1,165		1,813
	$	(2,241)	$	2,123	$	1,529

2022 Discussion of Net Cash Outflows

Flows out of the Company's equity strategies were largely driven by its Large Cap strategy, which experienced net outflows of $1.9 billion. The Large Cap strategy was soft closed during 2022. The strategy will be fully reopened on February 28, 2023. The Company's Small-Mid Cap strategy remains soft closed to new investors. Net outflows from the Company's other equity strategies totaled approximately $0.3 billion. The Company's fixed income strategies saw mixed results with net flows of $0.3 billion into its Core Bond strategy offsetting outflows from its Short Duration Securitized Bond Fund of $0.2 billion. The Company has seen growth in its collective investment trust offerings. In addition to new clients, some larger plans moved from the Funds into the collective investment trusts.

2021 Discussion of Net Cash Inflows

Both the Company's equity and fixed income strategies experienced net inflows during 2021. Flows in the Company's equity strategies were largely driven by its Large Cap strategy, which experienced net inflows of $2.1 billion. These net inflows were partially offset by net outflows from the Company's other equity strategies totaling approximately $1.2 billion. The Company's fixed income strategies, including the High Yield-Focused Advisory Contracts prior to their sale, had net positive flows of $1.2 billion during 2021.

2020 Discussion of Net Cash Inflows

Flows into equity strategies were mixed in 2020. The Company's Large Cap and Mid-Cap strategies had combined net inflows of $1.6 billion. However, these net inflows were more than offset by the net outflows in the Long-Short, Small Cap and Small-Mid Cap strategies, which collectively had outflows of $1.8 billion. The Company's fixed income strategies continued to see strong growth in 2020 as each of the strategies met long-term performance objectives compared to peers and benchmarks. The Company's focused marketing and branding efforts, along with strong performance, led to combined fixed income net inflows of $1.8 billion, with each of the strategies attracting at least $200 million in net inflows.

Consolidated Results of Operations

The following is a table and discussion of the Company's consolidated results of operations.

(in thousands, except per share amounts and percentages)	2022	2021	% Change	2021	2020	% Change
Total revenue	$ 154,496	$ 182,194	(15)%	$ 182,194	$ 126,388	44%
Net operating income	64,331	76,258	(16)%	76,258	45,538	67%
Adjusted net operating income [(a)]	60,352	83,680	(28)%	83,680	47,975	74%
Investment income (loss), net	(20,187)	16,381	(223)%	16,381	6,585	149%
Gain on sale of high yield-focused advisory contracts	6,814	9,000	(24)%	9,000	—	NM
Income tax expense	14,088	26,050	(46)%	26,050	13,958	87%
Net income attributable to common shareholders	40,434	74,201	(46)%	74,201	38,661	92%
Earnings per share attributable to common shareholders (diluted)	$ 13.01	$ 23.34	(44)%	$ 23.34	$ 12.03	94%
Adjusted earnings per share attributable to common shareholders (diluted)[(a)]	$ 14.40	$ 19.48	(26)%	$ 19.48	$ 10.96	78%
Operating profit margin	42 %	42 %	NM	42 %	36 %	NM
Adjusted operating profit margin [(a)]	39 %	46 %	NM	46 %	38 %	NM

(a) Adjusted net operating income, adjusted earnings per share attributable to common shareholders (diluted), and adjusted operating profit margin are non-GAAP financial measures. See the "Non-GAAP Financial Measures and Reconciliation" section within this Form 10-K.

Summary Discussion of Consolidated Results of Operations - 2022 Compared to 2021

Revenue for 2022 decreased $27.7 million compared to 2021, primarily due to a 9% decrease in average AUM and $1.5 million in performance-based fees earned in 2022 compared to $11.9 million of performance-based fees in 2021. A significant performance-based agreement reached its first five-year measurement term on September 30, 2021. Since the initial five-year measurement period ended, the performance-based fee has been calculated annually based on the client investment results over the recently completed five-year period. The average advisory fee rate (excluding performance-based fees) remained unchanged at 0.52% year over year.

Operating profit margin was 42% for both 2022 and 2021 respectively. Adjusted operating profit margin was 39% for 2022 and 46% for 2021. Adjusted operating profit margin excludes the impact of market movements on the deferred compensation liability and related economic hedges, and the impact of the Diamond Hill International Fund and the Diamond Hill Large Cap Concentrated Fund (together, the "Consolidated Funds"). See the "Non-GAAP Financial Measures and Reconciliation" section below in Part II, Item 7 of this Form 10-K.

The Company expects that its operating margin will fluctuate from period-to-period based on various factors, including revenues, investment results in the strategies the Company manages, employee performance, staffing levels, and gains and losses on investments held in deferred compensation plans.

The Company had $20.2 million in investment losses due to market depreciation for 2022 compared to $16.4 million in investment income due to market appreciation for 2021.

The Company recorded a gain of $6.8 million from the final payment on the sale of its High Yield-Focused Advisory Contracts during 2022, and a gain of $9.0 million from the initial payment on the sale of its High Yield-Focused Advisory Contracts during 2021.

Income tax expense decreased $12.0 million for 2022, compared to 2021. The decrease in income tax expense was primarily due to a decrease in the Company's income before taxes, which was partially offset by an increase in its effective tax rate from 25.6% to 27.6% year-over-year. The increase in the Company's effective tax rate in 2022 was primarily due to the benefit attributable to redeemable noncontrolling interests.

The Company generated net income attributable to common shareholders of $40.4 million ($13.01 per diluted share) for 2022, compared to $74.2 million ($23.34 per diluted share) for 2021. The year-over-year decrease in net income attributable to common shareholders was primarily due to the decline of revenues as a result of decreased AUM and the decrease in performance-based fees, as well as investment losses in 2022 compared to investment gains in 2021 due to the market environment.

Summary Discussion of Consolidated Results of Operations - 2021 Compared to 2020

Revenue for 2021 increased $55.8 million compared to 2020, primarily due to a 38% increase in average AUM and $11.9 million in performance-based fees earned in 2021 compared to $0.5 million of performance-based fees in 2020. The increase was partially offset by a decrease in the average advisory fee rate (excluding performance-based fees) from 0.54% to 0.52% year over year.

Operating profit margin was 42% for 2021 and 36% for 2020. Adjusted operating profit margin was 46% for 2021, and 38% for 2020. Adjusted operating profit margin excludes the impact of market movements on the deferred compensation liability and related economic hedges, and the impact of the Consolidated Funds. See the "Non-GAAP Financial Measures and Reconciliation" section below in Part II, Item 7 of this Form 10-K.

The Company expects that its operating margin will fluctuate from period to period based on various factors, including revenues, investment results, employee performance, staffing levels, gains and losses on investments held in deferred compensation plans, and the development of investment strategies, products, or channels.

The Company recognized $16.4 million in investment income for 2021 compared to $6.6 million for 2020. The year-over-year increase in investment income was due to a higher average investment balance throughout the year and higher returns on the investments.

The Company recorded a gain of $9.0 million related to the sale of its High Yield-Focused Advisory Contracts in 2021.

Income tax expense increased $12.1 million for 2021 compared to 2020. The increase in income tax expense was primarily due to an increase in the Company's income before taxes, which was partially offset by a decrease in its effective tax rate from 26.8% to 25.6% year-over-year. The decrease in the Company's effective tax rate in 2021 was primarily due to the benefit attributable to redeemable noncontrolling interests, and a decrease in excess tax deficits from the vesting of restricted stock, which were partially offset by an increase in state and local taxes from the performance fees year-over-year.

The Company generated net income attributable to common shareholders of $74.2 million ($23.34 per diluted share) for 2021 compared to $38.7 million ($12.03 per diluted share) for 2020, primarily due to increased revenues, an increase in investment income, and the gain on the sale of the High Yield-Focused Advisory Contracts in 2021.

Revenue

(in thousands, except percentages)	2022	2021	% Change	2021	2020	% Change
Investment advisory	$ 144,326	$ 170,138	(15)%	$ 170,138	$ 119,125	43%
Mutual fund administration, net	10,170	12,056	(16)%	12,056	7,263	66%
Total	$ 154,496	$ 182,194	(15)%	$ 182,194	$ 126,388	44%

Revenue - 2022 Compared to 2021

Investment Advisory Fees. Investment advisory fees decreased by $25.8 million, or 15%, from 2021 to 2022. Investment advisory fees are calculated as a percentage of the market value of client accounts at contractual fee rates, which vary by investment product.

The Company recognized $1.5 million of performance-based fees in 2022 compared to $11.9 million of performance-based fees recognized in 2021. A significant performance-based agreement reached the end of its first five-year measurement period on September 30, 2021. Since the initial five-year measurement period ended, the performance-based fee has been calculated annually based on the client investment results over the recently completed five-year period.

The remaining decrease in investment advisory fees was due to a decrease of 9% in average AUM year-over-year. The average advisory fee rate (excluding performance-based fees) was 0.52% for both 2022 and 2021.

Mutual Fund Administration Fees. Mutual fund administration fees decreased $1.9 million, or 16%, from 2021 compared to 2022. Mutual fund administration fees include administration fees received from the Funds, which are calculated as a percentage of the Funds' average AUM. This decrease was primarily due to the impact of a 14% decrease in the Funds' average AUM from 2021 compared to 2022.

Revenue - 2021 Compared to 2020

Investment Advisory Fees. Investment advisory fees increased by $51.0 million, or 43%, from 2020 to 2021. Investment advisory fees are calculated as a percentage of the market value of client accounts at contractual fee rates, which vary by investment product. The increase in investment advisory fees was due to an increase of 38% in average AUM, and $11.9 million in performance-based fees recognized in 2021 as a significant performance-based agreement reached its first five-year measurement term. The Company recognized $0.5 million of performance-based fees in 2020.

These increases were partially offset by a decrease in the average advisory fee rate (excluding performance-based fees) from 0.54% to 0.52% year-over-year. The decrease in average advisory fee rate was driven by an increase in the mix of assets held in lower fee rate strategies during 2021 compared to 2020.

For 2021, the average advisory fee rates for equity and fixed income strategies, excluding performance-based fees, were 0.54% and 0.39%, respectively. For 2020, the average advisory fee rates for equity and fixed income strategies were 0.57% and 0.40%, respectively.

Mutual Fund Administration Fees. Mutual fund administration fees increased $4.8 million, or 66%, from 2020 to 2021. Mutual fund administration fees include administration fees received from the Funds, which are calculated as a percentage of the Funds' average AUM. The increase was primarily due to a 36% increase in the Funds' average AUM from 2020 to 2021, and a reduction in administration fees paid on behalf of the Funds as a percentage of average Fund AUM year over year.

Expenses

(in thousands, except percentages)	2022	2021	% Change	2021	2020	% Change
Compensation and related costs, excluding deferred compensation expense (benefit)	$ 70,505	$ 73,591	(4)%	$ 73,591	$ 58,292	26%
Deferred compensation expense (benefit)	(4,402)	7,082	(162)%	7,082	2,219	219%
General and administrative	13,607	14,021	(3)%	14,021	11,003	27%
Sales and marketing	7,160	7,659	(7)%	7,659	6,000	28%
Mutual fund administration	3,295	3,582	(8)%	3,582	3,336	7%
Total	$ 90,165	$ 105,935	(15)%	$ 105,935	$ 80,850	31%

Expenses - 2022 Compared to 2021

Compensation and Related Costs, Excluding Deferred Compensation Expense (Benefit). Employee compensation and benefits decreased by $3.1 million, or 4%, from 2021 compared to 2022. This decrease is due to a decrease in accrued incentive compensation of $6.2 million and a decrease in other compensation expense of $0.7 million, which was partially offset by an increase in restricted stock expense of $3.3 million related to restricted stock grants issued in February of 2022 under the Company's long-term incentive program, and an increase in salary and related benefits of $0.5 million. On average, the Company had 129 full-time equivalent employees in 2022 and 126 in 2021. Incentive compensation expense can fluctuate significantly period over period as the Company evaluates investment performance, individual performance, its own performance, and other factors.

Deferred Compensation Expense (Benefit). Deferred compensation benefit was $4.4 million for 2022 compared to an expense of $7.1 million for 2021.

The gain (loss) on deferred compensation plan investments increases (decreases) deferred compensation expense (benefit) and is included in operating income. Deferred compensation expense (benefit) is offset by an equal amount in investment income (loss) below net operating income on the consolidated statements of income, and thus, has no impact on net income attributable to the Company.

General and Administrative. General and administrative expenses decreased by $0.4 million, or 3%, from 2021 compared to 2022. This decrease was primarily due to a decrease of $0.7 million in consulting fees and $0.5 million of proxy solicitation fees related to the sale of the High Yield-Focused Advisory Contracts in 2021. That decrease was partially offset by a $0.5 million increase in investment research and related conference fees, a $0.1 million increase in insurance expense, and a $0.2 million increase in IT staffing, hardware, and software expenses.

Sales and Marketing. Sales and marketing expenses decreased by $0.5 million, or 7%, from 2021 compared to 2022. The decrease was primarily due to decreases of $0.9 million in payments made to third-party intermediaries related to the sale of the Funds on their platforms, and $0.2 million related to its distribution technology platform and related external data costs. The decrease was partially offset by an increase of $0.6 million in sales-related travel expenses.

Mutual Fund Administration. Mutual fund administration expenses decreased by $0.3 million, or 8%, from 2021 compared to 2022. Mutual fund administration expenses consist of both variable and fixed expenses. The variable expenses are based on Fund AUM levels and the number of shareholder accounts. The decrease was due to a reduction in variable expenses as a result of the decrease in the Funds' average AUM period over period.

Expenses - 2021 Compared to 2020

Compensation and Related Costs, Excluding Deferred Compensation Expense. Employee compensation and benefits increased by $15.3 million, or 26%, from 2020 to 2021. This increase was due to increases in incentive compensation of $9.7 million, salary and related benefits of $3.1 million, restricted stock expense of $1.8 million, and other compensation expense of $0.7 million. On average, the Company had 126 full-time equivalent employees for both 2021 and 2020. Incentive compensation expense can fluctuate significantly period over period as the Company evaluates investment performance, individual performance, its own performance, and other factors.

Deferred Compensation Expense. Deferred compensation expense was $7.1 million for 2021, compared to deferred compensation expense of $2.2 million for 2020, primarily due to an increase in market appreciation on the Company's deferred compensation investments period over period.

The gain on deferred compensation plan investments increases deferred compensation expense and is included in operating income. Deferred compensation expense is offset by an equal amount in investment income below net operating income on the consolidated statements of income statement, and thus, has no impact on net income attributable to the Company.

General and Administrative. General and administrative expenses increased by $3.0 million, or 27%, from 2020 to 2021. This increase was partially due to a non-recurring $1.1 million refund related to Ohio commercial activity tax, which was received in 2020 and reduced general and administrative expense. The Ohio commercial activity tax is a gross receipts tax, and therefore, is not included in income taxes. Other increases in 2021 include $0.7 million in consulting fees, $0.5 million of proxy solicitation fees related to the sale of the High Yield-Focused Advisory Contracts, a $0.4 million increase in IT staffing, hardware, and software expense, and a $0.3 million increase in depreciation expense.

Sales and Marketing. Sales and marketing expenses increased by $1.7 million, or 28%, from 2020 to 2021. The increase was primarily due to increases of $0.7 million related to the Company's distribution technology platform and the related external data costs, $0.5 million for payments made to third-party intermediaries related to the sale of the Funds on their platforms, and a $0.5 million increase in advertising expenses.

Mutual Fund Administration. Mutual fund administration expenses increased by $0.2 million, or 7%, from 2020 to 2021. Mutual fund administration expense consists of both variable and fixed expenses. The variable expenses are based on Fund AUM levels and the number of shareholder accounts. The increase was due to an increase in variable expenses as a result of the increase in the average Fund AUM period over period.

Liquidity and Capital Resources

Sources of Liquidity

The Company's current financial condition is liquid, with a significant amount of its assets comprised of cash and cash equivalents, investments, accounts receivable, and other current assets. The Company's main source of liquidity is cash flows from operating activities, which are generated from investment advisory and mutual fund administration fees. Cash and cash equivalents, investments held directly by DHCM, accounts receivable, and other current assets represented $182.9 million and $214.7 million of total assets as of December 31, 2022, and 2021, respectively. The Company believes that these sources of liquidity, as well as its continuing cash flows from operating activities, will be sufficient to meet its current and future operating needs for the next 12 months.

<u>Uses of Liquidity</u>

The Company anticipates that its main uses of cash will be for operating expenses and seed capital to fund new and existing investment strategies. The Board and management regularly review various factors to determine whether the Company has capital in excess of that required for its business, and the appropriate uses of any such excess capital.

Share Repurchases

On February 25, 2022, the Board approved the 2022 Repurchase Program. The 2022 Repurchase Program authorizes management to repurchase up to $50.0 million of the DHIL's common shares in the open market and in private transactions in accordance with applicable securities laws. The 2022 Repurchase Program will expire upon the earlier of: (i) February 2024, and (ii) the completion of all authorized purchases under the program. As of December 31, 2022, $15.4 million remained available for repurchases under the 2022 Repurchase Program. Prior to the approval of the 2022 Repurchase Program, the Company repurchased shares under similar repurchase programs.

The authority to repurchase share may be exercised from time to time as market conditions warrant and is subject to regulatory constraints. The timing, amount, and other terms and conditions of any repurchases will be determined by management in its discretion based on a variety of factors, including the market price of such shares, corporate considerations, general market and economic conditions, and applicable legal requirements.

The following table summarizes the Company's annual share repurchase transactions:

Year	Total Number of Shares Purchased	Average Price Paid Per Share Purchased	Purchase Price of Shares Purchased
2022	217,009	$ 178.45	$ 38,726,007
2021	45,727	171.02	7,820,315
2020	157,750	118.21	18,646,982
Total	420,486	$ 155.04	$ 65,193,304

Dividends

Fiscal 2022 was the 15th consecutive year that the Company paid a dividend.

A summary of cash dividends paid during the years ended December 31, 2022, 2021, and 2020 is presented below:

Year	Regular Dividend Per Share	Regular Dividend Total	Special Dividend Per Share	Special Dividend Total	Total Dividend Per Share	Total Dividends
2022	$ 6.00	$ 18,637,238	$ 4.00	$ 12,059,669	$ 10.00	$ 30,696,907
2021	$ 4.00	12,700,876	19.00	60,260,100	23.00	72,960,976
2020	—	—	$ 12.00	37,976,714	$ 12.00	37,976,714
Total		$ 31,338,114		$ 110,296,483		$141,634,597

On February 23, 2023, the Board approved a regular quarterly dividend for the first quarter of 2023 of $1.50 per share to be paid on March 17, 2023, to shareholders of record as of March 6, 2023. This dividend is expected to reduce shareholders' equity by approximately $4.6 million. Subject to Board approval and compliance with applicable law, the Company expects to pay a regular quarterly dividend of $1.50 per share in 2023.

In addition to the regular quarterly dividends, the Board will decide whether to approve and pay an additional special dividend in the fourth quarter of each fiscal year. Although the Company currently expects to continue to pay regular quarterly dividends, depending on the circumstances and the Board's judgment, the Company may not pay special or quarterly dividends as described.

Working Capital

As of December 31, 2022, the Company had working capital of approximately $144.9 million, compared to $168.5 million as of December 31, 2021. Working capital includes cash and cash equivalents, accounts receivable, investments, and other current assets of DHCM, net of accounts payable and accrued expenses, accrued incentive compensation, deferred compensation, and other current DHCM liabilities.

The Company had no debt and the Company believes its available working capital is sufficient to cover current expenses and presently anticipated capital expenditures.

Below is a summary of investments as of December 31, 2022 and 2021:

	As of December 31,			
		2022		2021
Corporate Investments:				
Diamond Hill Core Bond Fund	$	41,315,982	$	46,755,404
Diamond Hill International Fund		36,084,204		41,673,154
Diamond Hill Large Cap Concentrated Fund		10,571,463		12,098,049
Diamond Hill Micro Cap Fund, LP		9,690,916		10,703,473
Total Corporate Investments		97,662,565		111,230,080
Deferred Compensation Plan Investments in the Funds		30,744,990		37,348,294
Total investments held by DHCM		128,407,555		148,578,374
Redeemable noncontrolling interest in Consolidated Funds		17,268,156		18,077,627
Total investments	$	145,675,711	$	166,656,001

Cash Flow Analysis

Cash Flows from Operating Activities

The Company's cash flows from operating activities are calculated by adjusting net income to reflect other significant operating sources and uses of cash, certain significant non-cash items (such as share-based compensation), and timing differences in the cash settlement of operating assets and liabilities. The Company expects that cash flows provided by operating activities will continue to serve as its primary source of working capital in the near future.

For the year ended December 31, 2022, net cash provided by operating activities totaled $39.5 million. Cash provided by operating activities was primarily driven by net income of $36.9 million, and the add backs of net losses on investments of $24.5 million, share-based compensation of $10.7 million, and depreciation of $1.4 million. These cash inflows were partially offset by the net change in securities held by the Consolidated Funds of $14.0 million, the cash impact of timing differences in the settlement of other assets and liabilities of $13.2 million, and the adjustment to net income of $6.8 million for the gain on sale of the High Yield-Focused Advisory Contracts. Net cash provided by operating activities of $39.5 million was inclusive of $9.5 million of cash used in operations by the Consolidated Funds.

For the year ended December 31, 2021, net cash provided by operating activities totaled $26.3 million. Cash provided by operating activities was primarily driven by net income of $75.6 million, the add back of share-based compensation of $7.4 million, depreciation of $1.3 million, and the cash impact of timing differences in the settlement of assets and liabilities of $12.3 million. These cash inflows were partially offset by net securities purchased by the Diamond Hill International Fund and the Diamond Hill Large Cap Concentrated Fund (together, the "Consolidated Funds") of $50.4 million, net gains on investments of $10.9 million, and the adjustment to net income of $9.0 million for the gain on sale of the High Yield-Focused Advisory Contracts. Net cash provided by operating activities of $26.3 million was inclusive of $50.3 million of cash used in operations by the Consolidated Funds.

For the year ended December 31, 2020, net cash provided by operating activities totaled $59.8 million. Cash provided by operating activities was primarily driven by net income of $38.2 million, the add back of share-based compensation of $7.7 million, depreciation of $1.0 million, net securities redeemed by the Consolidated Funds of $3.2 million, and the cash impact of timing differences in the settlement of assets and liabilities of $12.7 million. These cash inflows were partially offset by net gains on investments of $3.0 million. Net cash provided by operating activities of $59.8 million was inclusive of $2.5 million of cash provided by operations by the Consolidated Funds.

Cash Flows from Investing Activities

The Company's cash flows from investing activities consist primarily of capital expenditures and purchases and redemptions in its investment portfolio.

Cash flows provided by investing activities totaled $6.0 million for the year ended December 31, 2022. The cash provided was due to proceeds from the sale of Company-sponsored investments totaling $6.9 million and $6.8 million of proceeds received from the final payment for the sale of the High Yield-Focused Advisory Contracts. These proceeds were partially offset by purchases of Company-sponsored investments of $7.6 million and property and equipment purchases of $0.1 million.

Cash flows provided by investing activities totaled $27.3 million for the year ended December 31, 2021. The cash provided was due to proceeds from the sale of Company-sponsored investments totaling $40.8 million and $9.0 million of proceeds received from the sale of the High Yield-Focused Advisory Contracts. These proceeds were partially offset by purchases of Company-sponsored investments of $21.4 million and property and equipment purchases (primarily capitalized software) of $1.1 million.

Cash flows provided by investing activities totaled $8.4 million for the year ended December 31, 2020. The cash provided was due to proceeds from the sale of Company-sponsored investments totaling $25.7 million. These proceeds were partially offset by purchases of Company-sponsored investments of $14.9 million and property and equipment purchases (primarily capitalized software) of $2.5 million.

Cash Flows from Financing Activities

The Company's cash flows from financing activities consist primarily of repurchases of its common stock, shares withheld related to employee tax withholding obligations, dividends paid on its common stock, proceeds received under the Diamond Hill Investment Group, Inc. Employee Stock Purchase Plan ("ESPP"), and distributions to, or contributions from, redeemable noncontrolling interest holders.

For the year ended December 31, 2022, net cash used in financing activities totaled $62.9 million, consisting of repurchases of DHIL's common stock of $38.7 million, the payment of dividends of $30.7 million, and the value of shares withheld to cover employee tax withholding obligations of $3.4 million. These cash outflows were partially offset by net subscriptions received in the Consolidated Funds from redeemable non-controlling interest holders of $9.5 million and proceeds received under the ESPP of $0.5 million.

For the year ended December 31, 2021, net cash used in financing activities totaled $71.5 million, consisting of the payment of dividends of $73.0 million, repurchases of DHIL's common stock of $7.8 million, and $1.6 million of shares withheld related to employee tax withholding obligations. These cash outflows were partially offset by net subscriptions received in the Consolidated Funds from redeemable non-controlling interest holders of $10.3 million and proceeds received under the ESPP of $0.6 million.

For the year ended December 31, 2020, net cash used in financing activities totaled $62.9 million, consisting of the payment of dividends of $38.0 million, repurchases of DHIL's common stock of $18.7 million, $1.9 million of shares withheld related to employee tax withholding obligations, and net redemptions in the Consolidated Funds from redeemable non-controlling interest holders of $4.3 million.

Supplemental Consolidated Cash Flow Statement

The following table summarizes the condensed cash flows for the years ended December 31, 2022, 2021, and 2020 that are attributable to the Company and to the Consolidated Funds, and the related eliminations required in preparing the consolidated financial statements.

	Year Ended December 31, 2022			
	Cash flow attributable to Diamond Hill Investment Group, Inc.	Cash flow attributable to Consolidated Funds	Eliminations	As reported on the Consolidated Statement of Cash Flows
Cash flows from operating activities:				
Net income (loss)	$ 40,434,107	$ (11,739,448)	$ 8,176,103	$ 36,870,762
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation	1,377,610	—	—	1,377,610
Share-based compensation	10,660,673	—	—	10,660,673
Gain on sale of High Yield-Focused Advisory Contracts	(6,813,579)	—	—	(6,813,579)
Net losses on investments	21,552,322	11,739,448	(8,819,876)	24,471,894
Net change in securities held by Consolidated Funds	—	(14,039,687)	—	(14,039,687)
Other changes in assets and liabilities	(17,563,539)	4,518,501	—	(13,045,038)
Net cash provided by (used in) operating activities	49,647,594	(9,521,186)	(643,773)	39,482,635
Net cash provided by (used in) investing activities	5,330,622	—	703,249	6,033,871
Net cash provided by (used in) financing activities	(72,333,307)	9,521,186	(59,476)	(62,871,597)
Net change during the year	(17,355,091)	—	—	(17,355,091)
Cash and cash equivalents at beginning of year	80,550,393	—	—	80,550,393
Cash and cash equivalents at end of year	$ 63,195,302	$ —	$ —	$ 63,195,302

	Year Ended December 31, 2021			
	Cash flow attributable to Diamond Hill Investment Group, Inc.	Cash flow attributable to Consolidated Funds	Eliminations	As reported on the Consolidated Statement of Cash Flows
Cash flows from Operating Activities:				
Net income	$ 74,200,609	$ 5,851,988	$ (4,463,058)	$ 75,589,539
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation	1,281,420	—	—	1,281,420
Share-based compensation	7,415,170	—	—	7,415,170
Gain on sale of High Yield-Focused Advisory Contracts	(9,000,000)	—	—	(9,000,000)
Net gains on investments	(7,599,548)	(5,851,988)	2,572,878	(10,878,658)
Net change in securities held by Consolidated Funds	—	(50,430,607)	—	(50,430,607)
Other changes in assets and liabilities	12,209,848	125,525	—	12,335,373
Net cash provided by (used in) operating activities	78,507,499	(50,305,082)	(1,890,180)	26,312,237
Net cash provided by (used in) investing activities	(14,631,872)	—	41,896,371	27,264,499
Net cash provided by (used in) financing activities	(81,803,436)	50,305,082	(40,006,191)	(71,504,545)
Net change during the year	(17,927,809)	—	—	(17,927,809)
Cash and cash equivalents at beginning of year	98,478,202	—	—	98,478,202
Cash and cash equivalents at end of year	$ 80,550,393	$ —	$ —	$ 80,550,393

	Year Ended December 31, 2020			
	Cash flow attributable to Diamond Hill Investment Group, Inc.	Cash flow attributable to Consolidated Funds	Eliminations	As reported on the Consolidated Statement of Cash Flows
Cash flows from Operating Activities:				
Net income	$ 38,660,545	$ 403,985	$ (899,392)	$ 38,165,138
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	992,836	—	—	992,836
Share-based compensation	7,739,320	—	—	7,739,320
Net gains on investments	(3,500,848)	(403,985)	899,392	(3,005,441)
Net change in securities held by Consolidated Funds	—	3,179,362	—	3,179,362
Other changes in assets and liabilities	13,394,030	(692,760)	—	12,701,270
Net cash provided by operating activities	57,285,883	2,486,602	—	59,772,485
Net cash provided by investing activities	6,587,218	—	1,824,482	8,411,700
Net cash used in financing activities	(58,571,152)	(2,486,602)	(1,824,482)	(62,882,236)
Net change during the year	5,301,949	—	—	5,301,949
Cash and cash equivalents at beginning of year	93,176,253	—	—	93,176,253
Cash and cash equivalents at end of year	$ 98,478,202	$ —	$ —	$ 98,478,202

Material Cash Commitments

The Company's material cash commitments consist of its obligations under its deferred compensation plans, lease obligations, and other contractual amounts that will be due for the purchase of goods and services to be used in its operations. Some of these contractual amounts may be cancellable under certain conditions and may involve termination fees. The Company expects to fund these cash commitments with future cash flow from operations.

Its obligations under the deferred compensation plans are disclosed on the consolidated balance sheets with more information included in Note 7 to the consolidated financial statements. Its lease obligations are disclosed in Note 8 to the consolidated financial statements. The Company's other material cash commitments for goods and services used in operations primarily consist of obligations related to long-term software licensing and maintenance contracts.

Non-GAAP Financial Measures and Reconciliation

As supplemental information, the Company is providing certain financial measures that are based on methodologies other than U.S. generally accepted accounting principles ("non-GAAP"). Management believes the non-GAAP financial measures below are useful measures of the Company's core business activities, are important metrics in estimating the value of an asset management business, and help facilitate comparisons to Company operating performance across periods. These non-GAAP financial measures should not be used as a substitute for financial measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP") and may be calculated differently by other companies. The following schedules reconcile financial measures calculated in accordance with GAAP to non-GAAP financial measures for the years ended December 31, 2022, 2021, and 2020, respectively.

(in thousands, except percentages and per share data)	Operating expenses	Net operating income	Non-operating income (loss)	Income tax expense[5]	Net income attributable to common shareholders	Earnings per share attributable to common shareholders (diluted)	Operating profit margin
Year Ended December 31, 2022							
U.S. GAAP Basis	$ 90,165	$ 64,331	$ (13,373)	$ 14,088	$ 40,434	$ 13.01	42 %
Non-GAAP Adjustments:							
Deferred compensation liability[1]	4,402	(4,402)	4,402	—	—	—	(3)%
Consolidated Funds[2]	—	423	11,317	2,113	6,063	1.95	—
Gain on sale of high-yield focused advisory contracts[3]	—	—	(6,814)	(1,761)	(5,053)	(1.63)	—
Other investment income[4]	—	—	$ 4,468	1,155	3,313	1.07	—
Adjusted Non-GAAP basis	$ 94,567	$ 60,352	—	$ 15,595	$ 44,757	$ 14.40	39 %

(in thousands, except percentages and per share data)	Operating expenses	Net operating income	Non-operating income (loss)	Income tax expense[5]	Net income attributable to common shareholders	Earnings per share attributable to common shareholders (diluted)	Operating profit margin
Year Ended December 31, 2021							
U.S. GAAP Basis	$ 105,936	$ 76,258	$ 25,381	$ 26,050	$ 74,201	$ 23.34	42 %
Non-GAAP Adjustments:							
Deferred compensation liability[1]	(7,082)	7,082	(7,082)	—	—	—	4 %
Consolidated Funds[2]	—	340	(6,192)	(1,160)	(3,304)	(1.04)	—
Gain on sale of high-yield focused advisory contracts[3]	—	—	(9,000)	(2,339)	(6,661)	(2.10)	—
Other investment income[4]	—	—	$ (3,107)	(808)	(2,299)	(0.72)	—
Adjusted Non-GAAP basis	$ 98,854	$ 83,680	—	$ 21,743	$ 61,937	$ 19.48	46 %

(in thousands, except percentages and per share data)	Year Ended December 31, 2020 Operating expenses	Net operating income	Non-operating income (loss)	Income tax expense[5]	Net income attributable to common shareholders	Earnings per share attributable to common shareholders (diluted)	Operating profit margin
U.S. GAAP Basis	$ 80,850	$ 45,538	$ 6,585	$ 13,958	$ 38,661	$ 12.03	36 %
Non-GAAP Adjustments:							
Deferred compensation liability[1]	(2,219)	2,219	(2,219)	—	—	—	2 %
Consolidated Funds[2]	—	218	(622)	(239)	(661)	(0.21)	— %
Other investment income[4]	—	—	$ (3,744)	(993)	(2,751)	(0.86)	— %
Adjusted Non-GAAP basis	$ 78,631	$ 47,975	—	$ 12,726	$ 35,249	$ 10.96	38 %

[1] This non-GAAP adjustment removes the compensation expense resulting from market valuation changes in the deferred compensation plan liability and the related net gains/losses on investments designated as an economic hedge against the related liability. Amounts deferred under the deferred compensation plans are adjusted for appreciation/depreciation of investments chosen by participants. The Company believes it is useful to offset the non-operating investment income/loss realized on the hedges against the related compensation expense and remove the net impact to help readers understand the Company's core operating results and to improves comparability from period to period.

[2] This non-GAAP adjustment removes the impact that the Consolidated Funds have on the Company's GAAP consolidated statements of income. Specifically, the Company adds back the operating expenses and subtracts the investment income of the Consolidated Funds. The adjustment to net operating income represents the operating expenses of the Consolidated Funds, net of the elimination of related management and administrative fees. The adjustment to net income attributable to common shareholders represents the net income of the Consolidated Funds, net of redeemable non-controlling interests. The Company removes the impact of the Consolidated Funds because it believes they impact the reader's ability to understand its core operating results.

[3] This non-GAAP adjustment removes the impact of the gain on the sale of the High Yield-Focused Advisory Contracts. The sale of the High Yield-Focused Advisory Contracts was a nonrecurring transaction, thus, the Company believes that removing the impact of the gain helps readers understand the Company's core operating results and improves comparability period to period.

[4] This non-GAAP adjustment represents the net gains/losses earned on the Company's non-consolidated investment portfolio that are not designated as economic hedges of the deferred compensation plan liability, non-consolidated seed investments, and other investments. The Company believes adjusting for these non-operating income/loss items helps readers understand the Company's core operating results and improves comparability to prior years.

[5] The income tax expense impacts were calculated and resulted in an overall non-GAAP effective tax rate of 25.8% for 2022, 26.0% for 2021 and 26.5% for 2020.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. The Company evaluates such estimates, judgments, and assumptions on an ongoing basis, and bases its estimates, judgements, and assumptions on historical experiences, current trends, and various other factors that it believes to be reasonable under the circumstances. By their nature, these estimates, judgments, and assumptions are subject to uncertainty, and actual results may differ materially from these estimates.

Consolidation. The Company consolidates all subsidiaries and certain investments in which the Company has a controlling interest. The Company is generally deemed to have a controlling interest when it owns the majority of the voting interest of a voting rights entity ("VRE") or are deemed to be the primary beneficiary of a variable interest entity ("VIE"). A VIE is an entity that lacks sufficient equity to finance its activities, or any entity whose equity holders do not have defined power to direct the activities of the entity normally associated with an equity investment. The Company's analysis to determine whether an entity is a VIE or a VRE involves judgment and considers several factors, including an entity's legal organization, equity

structure, the rights of the investment holders, the Company's ownership interest in the entity, and its contractual involvement with the entity. The Company continually reviews and reconsiders its VIE or VRE conclusions upon the occurrence of certain events, such as changes to its ownership interest, or amendments to contract documents.

Provisions for Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Revenue Recognition on Performance-Based Advisory Contracts. The Company has certain investment advisory contracts in which a portion of the fees are based on investment performance achieved in the respective client portfolio in excess of a specified hurdle rate. These fees are calculated based on client investment results over rolling five-year periods. The Company records performance-based fees at the end of the contract measurement period because the performance-based fees earned are constrained based on movements in the financial markets.

Revenue Recognition when Acting as an Agent vs. Principal. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds' shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, registration services, and legal and audit services. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds' board of trustees and specifically considers the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these Fund expenses, as appropriate for this agency relationship.

ITEM 7A.   Quantitative and Qualitative Disclosures About Market Risk

The Company's revenues and net income are based primarily on the value of its AUM. Accordingly, declines in financial market values directly and negatively impact its investment advisory revenues and net income.

The Company invests in its investment strategies, which are market risk sensitive financial instruments. These investments have inherent market risk in the form of price risk; that is, the potential future loss of value that would result from a decline in their fair value. Market prices fluctuate, and the amount realized upon subsequent sale may differ significantly from the reported market value.

The table below summarizes the Company's market risks as of December 31, 2022, and shows the effects of a hypothetical 10% increase and decrease in investments.

	Fair Value as of December 31, 2022	Fair Value Assuming a Hypothetical 10% Increase	Fair Value Assuming a Hypothetical 10% Decrease
Equity investments	$ 101,265,748	$ 111,392,323	$ 91,139,173
Fixed Income investments	44,409,963	48,850,959	39,968,967
Total	$ 145,675,711	$ 160,243,282	$ 131,108,140

ITEM 8.   Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Diamond Hill Investment Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Diamond Hill Investment Group, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, shareholders' equity and redeemable noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the assets under management data used in the calculation of investment advisory fee revenue for separately managed accounts, collective investment trusts and other pooled vehicles

As discussed in Note 2 to the consolidated financial statements, the Company recognizes investment advisory revenue for its separately managed accounts, collective investment trusts and other pooled vehicles based on a percentage of its assets under management (AUM). The Company recognized $39.5 million in investment advisory fees related to separately managed accounts, collective investment trusts and other pooled vehicles during the year ended December 31, 2022. AUM is an input to the calculation of the investment advisory fee revenue. Specifically, as it pertains to these accounts, the inputs to the AUM calculation and the calculated AUM value are transmitted through multiple information technology (IT) systems used in the calculation of investment advisory fee revenue.

We identified the evaluation of the AUM data used in the calculation of separately managed accounts, collective investment trusts and other pooled vehicles investment advisory fee revenue as a critical audit matter. There is a high degree of auditor judgment required to perform procedures to address the Company's use of multiple IT systems to maintain the AUM data, including the use of professionals with specialized skills and knowledge to test the AUM data processed through multiple IT systems.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the inputs to the AUM calculation, as well as controls that reconcile AUM between IT systems. We involved IT professionals with specialized skills and knowledge, who assisted in the testing of application and related general IT controls relevant to the IT systems used to maintain AUM data. We compared AUM used in the calculation of investment advisory fees to the source IT systems for a selection of accounts.

/s/ KPMG LLP

We have served as the Company's auditor since 2012.

Columbus, Ohio
February 23, 2023

Diamond Hill Investment Group, Inc.
Consolidated Balance Sheets

	December 31,	
	2022	2021
ASSETS		
Cash and cash equivalents	$ 63,195,302	$ 80,550,393
Investments	145,675,711	166,656,001
Accounts receivable	17,329,034	20,443,562
Prepaid expenses	3,435,269	2,555,296
Income taxes receivable	1,463,547	—
Property and equipment, net of depreciation	4,348,341	6,100,599
Deferred taxes	14,374,206	9,847,552
Total assets	$ 249,821,410	$ 286,153,403
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 9,177,977	$ 8,588,713
Accrued incentive compensation	32,100,000	37,235,418
Deferred compensation	30,744,990	37,348,294
Income taxes payable	—	801,740
Total liabilities	72,022,967	83,974,165
Redeemable noncontrolling interest	14,126,198	17,756,336
Permanent Shareholders' Equity		
Common stock, no par value: 7,000,000 shares authorized; 3,010,457 issued and outstanding at December 31, 2022 (inclusive of 219,459 unvested shares); 3,171,536 issued and outstanding at December 31, 2021 (inclusive of 201,170 unvested shares)	51,688,631	80,434,049
Preferred stock, undesignated, 1,000,000 shares authorized and unissued	—	—
Deferred equity compensation	(17,011,144)	(15,268,705)
Retained earnings	128,994,758	119,257,558
Total permanent shareholders' equity	163,672,245	184,422,902
Total liabilities and shareholders' equity	$ 249,821,410	$ 286,153,403

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Income

	Year Ended December 31,		
	2022	2021	2020
REVENUES:			
Investment advisory	$ 144,325,517	$ 170,137,609	$ 119,125,230
Mutual fund administration, net	10,170,502	12,056,228	7,262,488
Total revenue	154,496,019	182,193,837	126,387,718
OPERATING EXPENSES:			
Compensation and related costs, excluding deferred compensation expense (benefit)	70,505,216	73,591,327	58,291,670
Deferred compensation expense (benefit)	(4,402,265)	7,082,153	2,218,898
General and administrative	13,606,922	14,020,836	11,002,572
Sales and marketing	7,159,686	7,659,423	5,999,846
Mutual fund administration	3,294,983	3,581,960	3,336,575
Total operating expenses	90,164,542	105,935,699	80,849,561
NET OPERATING INCOME	64,331,477	76,258,138	45,538,157
NON-OPERATING INCOME (LOSS)			
Investment income (loss), net	(20,186,511)	16,381,216	6,584,849
Gain on sale of High Yield-Focused Advisory Contracts	6,813,579	9,000,000	—
Total non-operating income (loss)	(13,372,932)	25,381,216	6,584,849
NET INCOME BEFORE TAXES	50,958,545	101,639,354	52,123,006
Income tax expense	(14,087,783)	(26,049,815)	(13,957,868)
NET INCOME	36,870,762	75,589,539	38,165,138
Net loss (income) attributable to redeemable noncontrolling interest	3,563,345	(1,388,930)	495,407
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$ 40,434,107	$ 74,200,609	$ 38,660,545
Earnings per share attributable to common shareholders			
Basic	$ 13.01	$ 23.34	$ 12.03
Diluted	$ 13.01	$ 23.34	$ 12.03
Weighted average shares outstanding			
Basic	3,107,604	3,179,497	3,214,564
Diluted	3,107,604	3,179,497	3,214,564

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interest

	Shares Outstanding	Common Stock	Deferred Equity Compensation	Retained Earnings	Total	Redeemable Noncontrolling Interest
Balance at January 1, 2020	3,294,672	$ 95,853,477	$ (20,331,890)	$ 117,334,094	$ 192,855,681	$ 14,178,824
Issuance of restricted stock grants	22,099	2,548,440	(2,548,440)	—	—	—
Amortization of restricted stock grants	—	—	5,227,574	—	5,227,574	—
Common stock issued as incentive compensation	23,640	3,396,359	—	—	3,396,359	—
Issuance of common stock related to 401(k) plan match	20,976	2,511,746	—	—	2,511,746	—
Shares withheld related to employee tax withholding obligations	(19,189)	(1,947,456)	—	—	(1,947,456)	—
Forfeiture of restricted stock grants	(15,625)	(2,904,638)	2,904,638	—	—	—
Repurchases of common stock	(157,750)	(18,646,982)	—	—	(18,646,982)	—
Cash dividends paid of $12.00 per share	—	—	—	(37,976,714)	(37,976,714)	—
Net income (loss)	—	—	—	38,660,545	38,660,545	(495,407)
Net redemptions of consolidated funds	—	—	—	—	—	(4,311,084)
Balance at December 31, 2020	3,168,823	$ 80,810,946	$ (14,748,118)	$ 118,017,925	$ 184,080,753	$ 9,372,333
Issuance of restricted stock grants	69,879	11,105,508	(11,105,508)	—	—	—
Amortization of restricted stock grants	—	—	7,182,299	—	7,182,299	—
Common stock issued as incentive compensation	3,681	529,806	—	—	529,806	—
Issuance of common stock related to 401(k) plan match	506	87,667	—	—	87,667	—
Issuance of common stock related to employee stock purchase plan	4,278	748,472	—	—	748,472	—
Shares withheld related to employee tax withholding obligations	(10,057)	(1,625,413)	—	—	(1,625,413)	—
Forfeiture of restricted stock grants	(19,847)	(3,402,622)	3,402,622	—	—	—
Repurchases of common stock	(45,727)	(7,820,315)	—	—	(7,820,315)	—
Cash dividends paid of $23.00 per share	—	—	—	(72,960,976)	(72,960,976)	—
Net income	—	—	—	74,200,609	74,200,609	1,388,930
Net deconsolidations of Company sponsored investments	—	—	—	—	—	(3,303,818)
Net subscriptions of consolidated funds	—	—	—	—	—	10,298,891
Balance at December 31, 2021	3,171,536	$ 80,434,049	$ (15,268,705)	$ 119,257,558	$ 184,422,902	$ 17,756,336
Issuance of restricted stock grants	76,143	13,436,439	(13,436,439)	—	—	—
Amortization of restricted stock grants	—	—	10,530,486	—	10,530,486	—
Common stock issued as incentive compensation	2,743	487,870	—	—	487,870	—
Issuance of common stock related to 401(k) plan match	211	37,313	—	—	37,313	—
Issuance of common stock related to employee stock purchase plan	3,392	619,159	—	—	619,159	—
Shares withheld related to employee tax withholding obligations	(19,302)	(3,436,678)	—	—	(3,436,678)	—
Forfeiture of restricted stock grants	(7,257)	(1,163,514)	1,163,514	—	—	—
Repurchases of common stock	(217,009)	(38,726,007)	—	—	(38,726,007)	—
Cash dividends paid of $10.00 per share	—	—	—	(30,696,907)	(30,696,907)	—
Net income (loss)	—	—	—	40,434,107	40,434,107	(3,563,345)
Net deconsolidations of Company sponsored investments	—	—	—	—	—	(9,528,503)
Net subscriptions of consolidated funds	—	—	—	—	—	9,461,710
Balance at December 31, 2022	3,010,457	$ 51,688,631	$ (17,011,144)	$ 128,994,758	$ 163,672,245	$ 14,126,198

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 36,870,762	$ 75,589,539	$ 38,165,138
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,377,610	1,281,420	992,836
Share-based compensation	10,660,673	7,415,170	7,739,320
Increase (decrease) in accounts receivable	3,107,409	(2,666,551)	(582,502)
Change in current income taxes	(2,265,287)	1,058,278	3,592,561
Change in deferred income taxes	(4,526,654)	(1,410,106)	1,949,407
Gain on sale of high yield-focused advisory contracts	(6,813,579)	(9,000,000)	—
Net loss (gain) on investments	24,471,894	(10,878,658)	(3,005,441)
Net change in securities held by Consolidated Funds	(14,039,687)	(50,430,607)	3,179,362
Increase (decrease) in accrued incentive compensation	(4,647,548)	9,365,224	5,180,849
Increase (decrease) in deferred compensation	(6,603,304)	4,106,342	2,899,748
Other changes in assets and liabilities	1,890,346	1,882,186	(338,793)
Net cash provided by operating activities	39,482,635	26,312,237	59,772,485
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(101,454)	(1,104,981)	(2,450,421)
Purchase of Company sponsored investments	(7,606,958)	(21,395,411)	(14,852,892)
Proceeds from sale of Company sponsored investments	6,928,704	40,764,891	25,715,013
Proceeds from sale of high yield-focused advisory contracts	6,813,579	9,000,000	—
Net cash provided by investing activities	6,033,871	27,264,499	8,411,700
CASH FLOWS FROM FINANCING ACTIVITIES:			
Value of shares withheld related to employee tax withholding obligations	(3,436,678)	(1,625,413)	(1,947,456)
Payment of dividends	(30,696,907)	(72,960,976)	(37,976,714)
Net subscriptions (redemptions) received from redeemable noncontrolling interest holders	9,461,710	10,298,891	(4,311,084)
Repurchase of common stock	(38,726,007)	(7,820,315)	(18,646,982)
Proceeds received under employee stock purchase plan	526,285	603,268	—
Net cash used in financing activities	(62,871,597)	(71,504,545)	(62,882,236)
CASH AND CASH EQUIVALENTS			
Net change during the year	(17,355,091)	(17,927,809)	5,301,949
At beginning of year	80,550,393	98,478,202	93,176,253
At end of year	$ 63,195,302	$ 80,550,393	$ 98,478,202
Supplemental cash flow information:			
Income taxes paid	$ 20,879,724	$ 26,401,643	$ 8,415,900
Supplemental disclosure of non-cash transactions:			
Common stock issued as incentive compensation	$ 487,870	$ 529,806	$ 3,396,359
Charitable donation of corporate investments	$ —	$ 366,555	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Notes to Consolidated Financial Statements

Note 1 Business and Organization

Diamond Hill Investment Group, Inc., an Ohio corporation ("DHIL"), and its subsidiaries (collectively, the "Company"), derives its consolidated revenues and net income from investment advisory and fund administration services provided by its wholly-owned subsidiary, Diamond Hill Capital Management, Inc., an Ohio corporation ("DHCM").

DHCM is a registered investment adviser. DHCM is the investment adviser and administrator for the Diamond Hill Funds (the "Funds"), a series of open-end mutual funds. DHCM also provides investment advisory services to Diamond Hill Micro Cap Fund, LP ("DHMF"), a private fund, separately managed accounts, collective investment trusts, other pooled vehicles including sub-advised funds, and model delivery programs.

Note 2 Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and in accordance with the instructions to Form 10-K. The Company believes that the disclosures contained herein are adequate to make the information presented not misleading.

These consolidated financial statements reflect, in the opinion of the Company, all material adjustments (which include only normal recurring adjustments) necessary to fairly present the Company's financial position as of December 31, 2022 and 2021, and results of operations for the years ended December 31, 2022, 2021 and 2020.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expense during the reporting period. Estimates have been prepared based on the most current and best available information, but actual results could differ materially from those estimates.

Reclassification

Certain prior period amounts and disclosures may have been reclassified to conform to the current period's financial presentation.

Principles of Consolidation

The accompanying consolidated financial statements include the operations of the Company and its controlled subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

The Company holds certain investments in the Funds and DHMF for general corporate investment purposes, to provide seed capital for newly formed strategies, or to add capital to existing strategies. The Funds are organized in a series fund structure in which there are multiple mutual funds within one trust (the "Trust"). The Trust is an open-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Each individual Fund represents a separate share class of a legal entity organized under the Trust. DHMF is organized as a Delaware limited partnership and is exempt from registration under the 1940 Act.

The Company consolidates all subsidiaries and certain investments in which the Company has a controlling interest. The Company is generally deemed to have a controlling interest when it owns the majority of the voting interest of a voting rights entity ("VRE") or are deemed to be the primary beneficiary of a variable interest entity ("VIE"). A VIE is an entity that lacks sufficient equity to finance its activities, or any entity whose equity holders do not have defined power to direct the activities of the entity normally associated with an equity investment. The Company's analysis to determine whether an entity is a VIE or a VRE involves judgment and considers several factors, including an entity's legal organization, equity structure, the rights of the investment holders, the Company's ownership interest in the entity, and its contractual involvement with the entity. The Company continually reviews and reconsiders its VIE or VRE conclusions upon the occurrence of certain events, such as changes to its ownership interest, or amendments to contract documents.

The Company performs its consolidation analysis at the individual Fund level and has concluded that the Funds are VREs because the structure of the Funds is such that the shareholders are deemed to have the power through voting rights to direct the activities that most significantly impact each Fund's economic performance. To the extent material, these Funds are consolidated if Company ownership, directly or indirectly, represents a majority interest (greater than 50%). The Company records redeemable noncontrolling interests in consolidated investments for which the Company's ownership is less than 100%. As of December 31, 2022, the Company has consolidated the Diamond Hill International Fund. As of December 31, 2021, the Company consolidated the Diamond Hill International Fund and the Diamond Hill Large Cap Concentrated Fund (the "Consolidated Funds"). The Company de-consolidated the Diamond Hill Large Cap Concentrated Fund during the year ended December 31, 2022, de-consolidated the Diamond Hill Global Fund during the year ended December 31, 2021, and de-consolidated the Diamond Hill Core Bond Fund and the Diamond Hill High Yield Fund during the year ended December 31, 2020, as the Company's ownership declined to less than 50% during the years, respectively.

DHCM is the investment manager of DHMF and is the managing member of Diamond Hill Fund GP, LLC (the "General Partner"), which is the general partner of DHMF. DHCM is wholly-owned by, and consolidated with, the Company. Further, DHCM, through its control of the General Partner, has the power to direct DHMF's economic activities and the right to receive investment advisory fees from DHMF that may be significant. DHMF commenced operations on June 1, 2021, and its underlying assets consist primarily of marketable securities.

The Company concluded DHMF was a VIE given that: (i) DHCM has disproportionately less voting interest than economic interest, and (ii) DHMF's limited partners have full power to remove the General Partner (which is controlled by the Company) due to the existence of substantive kick-out rights. In addition, substantially all of DHMF's activities are conducted on behalf of the General Partner, which has disproportionately few voting rights. The Company concluded it is not the primary beneficiary of DHMF as it lacks the power to control DHMF, since DHMF's limited partners have single-party kick-out rights and can unilaterally remove the General Partner without cause. DHCM's investments in DHMF are reported as a component of the Company's investment portfolio and valued at DHCM's respective share of DHMF's net income or loss.

Gains and losses attributable to changes in the value of DHCM's interests in DHMF are included in the Company's reported investment income. The Company's exposure to loss as a result of its involvement with DHMF is limited to the amount of its investment. DHCM is not obligated to provide, and has not provided, financial or other support to DHMF, except for its investments to date and its contractually provided investment advisory responsibilities. The Company has not provided liquidity arrangements, guarantees, or other commitments to support DHMF's operations, and DHMF's creditors and interest holders have no recourse to the general credit of the Company.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interest represents third-party interests in the Consolidated Funds. This interest is redeemable at the option of the investors and therefore, is not treated as permanent equity. Redeemable noncontrolling interest is recorded at redemption value, which approximates the fair value each reporting period.

Segment Information

Management has determined that the Company operates in a single business segment, which is providing investment advisory and related services to clients through pooled vehicles, including the Funds and DHMF, collective investment trusts, separately managed accounts, model delivery programs, and other pooled vehicles including sub-advised funds. Therefore, the Company does not present disclosures relating to operating segments in annual or interim financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market mutual funds held by DHCM.

Accounts Receivable

The Company records accounts receivable when they are due and presents them on the balance sheet net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, existing conditions in the industry, and the financial stability of the individual or entity that owes the receivable. No allowance for doubtful accounts was deemed necessary at either December 31, 2022 or 2021. Accounts receivable from the Funds were $9.3 million and $11.8 million as of December 31, 2022 and 2021, respectively.

Investments

Management determines the appropriate classification of its investments at the time of purchase and re-evaluates its determination for each reporting period.

Company sponsored investments, where the Company has neither the control nor the ability to exercise significant influence, as well as securities held in the Consolidated Funds, are measured at fair value based on quoted market prices. Unrealized gains and losses are recorded as investment income (loss) in the Company's consolidated statements of income.

Investments classified as equity method investments represent investments in which the Company owns 20% to 50% of the outstanding voting interests in the entity or where it is determined that the Company is able to exercise significant influence but not control over the investments. When using the equity method, the Company recognizes its respective share of the investee's net income or loss for the period, which is recorded as investment income in the Company's consolidated statements of income.

Property and Equipment

Property and equipment, consisting of leasehold improvements, right-of-use lease assets, computer equipment, capitalized software, furniture, and fixtures are carried at cost less accumulated depreciation. Accumulated depreciation was $8.9 million and $7.5 million as of December 31, 2022 and 2021, respectively. Depreciation is calculated using the straight-line method over the estimated lives of the assets.

Implementation costs incurred to develop or obtain internal-use software, including hosting arrangements, are capitalized and expensed on a straight-line basis over either the estimated useful life of the respective software or the term of the hosting arrangement.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. When an asset is determined to not be recoverable, the impairment loss is measured based on the excess, if any, of the carrying value of the asset over its fair value.

Revenue Recognition – General

The Company recognizes revenue when it satisfies performance obligations under the terms of a contract with a client. The Company earns substantially all of its revenue from DHCM investment advisory and fund administration contracts. Investment advisory and administration fees, generally calculated as a percentage of AUM, are recorded as revenue as services are performed. In addition to fixed fees based on a percentage of AUM, certain client accounts also provide periodic performance-based fees.

Revenue earned under contracts with clients for the years ended December 31, 2022, 2021 and 2020 include:

| | Year Ended December 31, 2022 | | |
	Investment advisory	Mutual fund administration, net	Total revenue
Diamond Hill Funds	$ 98,873,571	$ 10,170,502	$ 109,044,073
Separately managed accounts, excluding performance-based fees	26,200,724	—	26,200,724
Performance-based fees	1,500,225	—	1,500,225
Other pooled vehicles	9,410,541	—	9,410,541
Model delivery	5,910,061	—	5,910,061
Collective investment trusts	2,430,395	—	2,430,395
	$ 144,325,517	$ 10,170,502	$ 154,496,019

| | Year Ended December 31, 2021 | | |
	Investment advisory	Mutual fund administration, net	Total revenue
Diamond Hill Funds	$ 113,602,317	$ 12,056,228	$ 125,658,545
Separately managed accounts, excluding performance-based fees	27,882,488	—	27,882,488
Performance-based fees	11,860,051	—	11,860,051
Other pooled vehicles	10,166,928	—	10,166,928
Model delivery	4,977,234	—	4,977,234
Collective investment trusts	1,648,591	—	1,648,591
	$ 170,137,609	$ 12,056,228	$ 182,193,837

| | Year Ended December 31, 2020 | | |
	Investment advisory	Mutual fund administration, net	Total revenue
Diamond Hill Funds	$ 88,103,499	$ 7,262,488	$ 95,365,987
Separately managed accounts, excluding performance-based fees	19,772,236	—	19,772,236
Performance-based fees	473,315	—	473,315
Other pooled vehicles	7,606,864	—	7,606,864
Model delivery	2,656,487	—	2,656,487
Collective investment trusts	512,829	—	512,829
	$ 119,125,230	$ 7,262,488	$ 126,387,718

Revenue Recognition – Investment Advisory Fees

DHCM's investment advisory contracts with clients have a single performance obligation because the contracted services are not separately identifiable from other obligations in the contracts, and therefore, are not distinct. All obligations to provide investment advisory services are satisfied over time by DHCM.

The fees DHCM receives for its services under its investment advisory contracts are based on AUM, which changes based on the value of securities held under each investment advisory contract. These fees are thereby constrained and represent variable consideration, and they are excluded from revenue until the AUM on which DHCM's client is billed is no longer subject to market fluctuations.

DHCM also provides its strategy model portfolios and related services to sponsors of model delivery programs. For its services, DHCM is paid a model delivery fee by the program sponsor at a pre-determined rate based on the amount of assets under advisement ("AUA") in the program.

Revenue Recognition – Performance-Based Fees

DHCM manages certain client accounts that pay performance-based fees. These fees are calculated based on client investment results over rolling five-year periods. The Company records performance-based fees when it is probable that a significant reversal of the revenue will not occur. During the years ended December 31, 2022, 2021, and 2020, the Company recorded $1.5 million, $11.9 million, and $0.5 million, respectively, in performance-based fees. The Company recorded $11.9 million of performance-based fees during the year ended December 31, 2021, as a significant performance-based agreement reached the end of its first five-year measurement period on September 30, 2021. Since the initial five-year measurement period ended, the performance-based fee has been calculated annually based on the client investment results over the recently completed five-year period. The table below shows AUM subject to performance-based fees and the amount of performance-based fees that would be recognized based upon investment results as of December 31, 2022:

| | As of December 31, 2022 | |
	AUM subject to performance-based fees	Unearned performance-based fees
Contractual Measurement Period Ending:		
Quarter Ending September 30, 2023	$ 454,802,480	$ 306,875
Total	$ 454,802,480	$ 306,875

The contractual end date highlights the time remaining until the performance-based fees are scheduled to be earned. The amount of performance-based fees that would be recognized based upon investments results as of December 31, 2022, will increase or decrease based on future client investment results through the contractual period end.

Revenue Recognition – Mutual Fund Administration

DHCM has an administrative and transfer agency services agreement with the Funds under which DHCM performs certain services for each Fund. These services include performance obligations such as mutual fund administration, fund accounting, transfer agency, and other related functions. These services are performed concurrently under DHCM's agreement with the Funds, all performance obligations to provide these administrative services are satisfied over time, and the Company recognizes the related revenue as time progresses. Each Fund pays DHCM a fee for performing these services, which is calculated using an annual rate multiplied by the average daily net assets of each respective Fund share class. These fees are thereby constrained and represent variable consideration, and they are excluded from revenue until the AUM on which DHCM bills the Funds is no longer subject to market fluctuations.

The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds' shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required shareholder mailings, federal, and state registrations, and legal and audit services. In fulfilling a portion of its role under the administration and transfer agency services agreement with the Funds, DHCM acts as agent and pays for these services on behalf of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates its fees and terms directly with the Funds' management and board of trustees. Each year, the Funds' board of trustees reviews the fee that each Fund pays to DHCM, and specifically considers the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services, and bears no risk related to these services. Revenue has been recorded net of these Fund-related expenses.

Mutual fund administration gross and net revenue are summarized below:

| | Year Ended December 31, | | |
	2022	2021	2020
Mutual fund administration:			
Administration revenue, gross	$ 25,188,386	$ 29,635,451	$ 22,296,535
Fund related expense	(15,017,884)	(17,579,223)	(15,034,047)
Mutual fund administration revenue, net	$ 10,170,502	$ 12,056,228	$ 7,262,488

Income Taxes

The Company accounts for current and deferred income taxes through an asset and liability approach. Deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company is subject to examination by federal and applicable state and local jurisdictions for various tax periods. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which it does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws among those jurisdictions, and the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company's estimates of income tax liabilities may differ materially from actual payments or assessments. The Company regularly assesses its positions with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of FASB ASC 740, *Income Taxes*. The Company records interest and penalties within income tax expense on the income statement. See Note 9.

Earnings Per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period, which includes unvested restricted shares. See Note 10.

Recently Adopted Accounting Guidance

The Company did not adopt any new accounting guidance during the year ended December 31, 2022 that had a material effect on its financial position or results of operations.

Newly Issued But Not Yet Adopted Accounting Guidance

The Company has considered all newly-issued accounting guidance that is applicable to its operations and the preparation of its consolidated financial statements, including those it has not yet adopted. The Company does not believe that any such guidance has or will have a material effect on its financial position or results of operations.

Note 3 Investments

The following table summarizes the carrying value of the Company's investments as of December 31, 2022 and 2021:

		As of December 31,		
		2022		2021
Fair value investments:				
Securities held in Consolidated Funds[(a)]	$	54,740,993	$	73,855,204
Company-sponsored investments		66,828,910		79,173,437
Company-sponsored equity method investments		24,105,808		13,627,360
Total Investments	$	145,675,711	$	166,656,001

(a) Of the securities held in the Consolidated Funds as of December 31, 2022, the Company directly held $37.5 million and non-controlling shareholders held $17.2 million. Of the securities held in the Consolidated Funds as of December 31, 2021, the Company directly held $55.8 million and non-controlling shareholders held $18.1 million.

As of December 31, 2022, the Company has consolidated the Diamond Hill International Fund. As of December 31, 2021, securities held by the Company in the Consolidated Funds consisted of the Diamond Hill Large Cap Concentrated Fund and the Diamond Hill International Fund, as the Company's ownership percentage in these investments was greater than 50%.

The components of net investment income (loss) are as follows:

		For the Year Ended December 31,				
		2022		2021		2020
Realized gains (losses)	$	(118,408)	$	15,676,405	$	(1,488,059)
Change in unrealized gains / losses		(24,082,672)		(2,352,649)		5,348,243
Dividends		4,193,792		3,221,448		2,824,542
Other		(179,223)		(163,988)		(99,877)
Investment income (loss), net	$	(20,186,511)	$	16,381,216	$	6,584,849

Company-Sponsored Equity Method Investments

As of December 31, 2022, the Company's equity method investments consisted of DHMF and the Diamond Hill Large Cap Concentrated Fund, and the Company's ownership percentage in each of these investments was 85% and 48%, respectively. The Company's ownership in DHMF and the Diamond Hill Large Cap Concentrated Fund includes $3.8 million of deferred compensation plan investments.

As of December 31, 2021, the Company's only equity method investment was DHMF, which commenced operations on June 1, 2021. The Company's ownership percentage in DHMF as of December 31, 2021 was 87%.

As of December 31, 2020, the Company had no equity method investments. During 2020, there were periods of time when the Company's ownership in the Diamond Hill Research Opportunities Fund[1] and the Diamond Hill Core Bond Fund was between 20% and 50%, respectively, and thus, a portion of these Funds' income is included in the table below for the year ended December 31, 2020.

The following table includes the condensed summary financial information from the Company's equity method investments as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021, and 2020:

	As of December 31,			
		2022		2021
Total assets	$	38,828,388	$	15,879,492
Total liabilities		278,675		270,446
Net assets		38,549,713		15,609,046
DHCM's portion of net assets	$	24,105,808	$	13,627,360

	For the Year Ended December 31,					
		2022		2021		2020
Investment income	$	413,528	$	106,440	$	4,246,021
Expenses		134,478		37,820		1,114,278
Net realized gains (losses)		378,476		—		(1,577,639)
Change in unrealized		(402,230)		977,920		2,289,667
Net income		255,296		1,046,540		3,843,771
DHCM's portion of net income (loss)	$	(405,393)	$	914,855	$	1,807,279

The Company's investments at December 31, 2022 and 2021 include its interest in DHMF, an unconsolidated VIE, as the Company is not deemed the primary beneficiary. The Company's maximum risk of loss related to its involvement with DHMF is limited to the carrying value of its investment which was $13.1 million and $13.6 million as of December 31, 2022 and 2021, respectively.

Note 4 Fair Value Measurements

The Company determines the fair value of its cash equivalents and certain investments using the following broad levels listed below:

Level 1 - Unadjusted quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-driven valuations in which all significant inputs are observable.

Level 3 - Valuations derived from techniques in which significant inputs are unobservable. The Company does not value any investments using Level 3 inputs.

These levels are not necessarily an indication of the risk or liquidity associated with investments.

---

[1] In October 2020, the Diamond Hill Research Opportunities Fund merged into the Diamond Hill Long-Short Fund.

The following table summarizes investments that are recognized in the Company's consolidated balance sheet using fair value measurements (excludes investments classified as equity method investments) determined based upon the differing levels as of December 31, 2022 and 2021:

December 31, 2022	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 60,412,001	—	—	$ 60,412,001
Fair value investments				
Securities held in Consolidated Funds[(a)]	21,542,950	$ 33,198,043	—	54,740,993
Company-sponsored investments	66,828,910	—	—	66,828,910
December 31, 2021				
Cash equivalents	76,836,186	—	—	76,836,186
Fair value investments				
Securities held in Consolidated Funds[(a)]	41,280,398	$ 32,574,806	—	73,855,204
Company-sponsored investments	$ 79,173,437	—	—	$ 79,173,437

(a) Of the securities held in the Consolidated Funds as of December 31, 2022, the Company directly held $37.5 million and non-controlling shareholders held $17.2 million. Of the securities held in the Consolidated Funds as of December 31, 2021, the Company directly held $55.8 million and non-controlling shareholders held $18.1 million.

Changes to fair values of the investments are recorded in the Company's consolidated statements of income as investment income (loss), net.

Note 5 Line of Credit

The Company has a committed Line of Credit Agreement (the "Credit Agreement") with a commercial bank that matures on December 14, 2023, which permits the Company to borrow up to $25.0 million. Borrowings under the Credit Agreement bear interest at a rate equal to the Secured Overnight Financing Rate plus 1.10%. The Company pays a commitment fee on the unused portion of the facility, accruing at a rate per annum of 0.10%.

The proceeds of the Credit Agreement may be used by the Company and its subsidiaries for ongoing working capital needs, to seed new and existing investment strategies, and for other general corporate purposes. The Credit Agreement contains customary representations, warranties, and covenants.

The Company did not borrow under the Credit Agreement during the year ended December 31, 2022, and no borrowings were outstanding as of December 31, 2022.

Note 6 Capital Stock

Common Shares

DHIL has only one class of securities outstanding, common shares, no par value per share.

Authorization of Preferred Shares

DHIL's Amended and Restated Articles of Incorporation authorize the issuance of 1,000,000 "blank check" preferred shares with such designations, rights, and preferences as may be determined from time to time by DHIL's board of directors ("Board"). The Board is authorized, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting or other rights of the holders of the common shares. There were no preferred shares issued or outstanding as of either December 31, 2022, or 2021.

Note 7 Compensation Plans

Share-Based Payment Transactions

The Company maintains the shareholder-approved Diamond Hill Investment Group, Inc. 2022 Equity and Cash Incentive Plan (the "2022 Plan"), which authorizes the issuance of 300,000 common shares of DHIL stock in various forms of equity awards.

As of December 31, 2022, there were 292,679 common shares available for grants under the 2022 Plan. Previously, the Company issued equity awards under the Diamond Hill Investment Group, Inc. 2014 Equity and Cash Incentive Plan (the "2014 Plan"). There are no longer any common shares available for issuance under the 2014 Plan, although grants previously made under the 2014 Plan remain issued and outstanding.

Restricted stock grants represent common shares issued and outstanding upon grant subject to vesting restrictions. The Company issues restricted stock grants that cliff vest after five years to all new employees upon hire and additional awards annually to key existing employees in the form of three-year graded vesting stock grants.

Restricted stock grants are valued based upon the fair market value of the common shares on the applicable grant date. The restricted stock grants are recorded as deferred compensation in the equity section of the balance sheet on the grant date and then recognized as compensation expense on a straight-line basis over the vesting period of the respective grant. The Company's policy is to adjust compensation expense for forfeitures as they occur.

Compensation and related costs, excluding deferred compensation expense (benefit) includes expenses related to restricted stock grants of $10.5 million, $7.2 million, and $5.2 million, for the years ended December 31, 2022, 2021, and 2020, respectively.

The following table represents a roll-forward of outstanding restricted stock and related activity for the year ended December 31, 2022:

	Shares	Weighted-Average Grant Date Price per Share
Outstanding Restricted Stock as of December 31, 2021	201,170	$ 165.61
Grants issued	76,143	176.46
Grants vested	(50,597)	182.66
Grants forfeited	(7,257)	160.33
Outstanding Restricted Stock as of December 31, 2022	219,459	$ 165.62

The weighted-average grant date price per share of restricted stock issued during the years ended December 31, 2021 and 2020 was $158.92 and $115.32, respectively. The total fair value of restricted stock vested, as of their respective vesting dates, during the years ended December 31, 2022, 2021, and 2020 was $9.1 million, $5.2 million, and $5.2 million, respectively.

Total deferred equity compensation related to unvested restricted stock grants was $17.0 million as of December 31, 2022. The recognition of compensation expense related to deferred compensation over the remaining vesting periods is as follows:

2023	2024	2025	2026	2027	Thereafter	Total
$ 9,263,069	$ 5,765,571	$ 1,511,987	$ 334,795	$ 135,722	$ —	$ 17,011,144

Employee Stock Purchase Plan

Under the Diamond Hill Investment Group, Inc. Employee Stock Purchase Plan (the "ESPP"), eligible employees may purchase shares of DHIL's common stock at 85% of the fair market value on the last day of each offering period. Each offering period is approximately three months coinciding with the Company's fiscal quarters. During the year ended December 31, 2022, ESPP participants purchased 3,392 shares of common stock for $0.5 million and the Company recorded $0.1 million of share-based payment expense related to these purchases. During the year ended December 31, 2021, ESPP participants purchased 4,278 shares of common stock for $0.6 million and the Company recorded $0.1 million of share-based payment expense related to these purchases.

As of December 31, 2022, 92,330 shares of DHIL's common stock was reserved for future issuance through the ESPP.

Stock Grant Transactions

The following table represents common shares issued as part of the Company's incentive compensation program during the years ended December 31, 2022, 2021, and 2020:

	Shares Issued	Grant Date Value
December 31, 2022	2,743	$ 487,870
December 31, 2021	3,681	$ 529,806
December 31, 2020	23,640	$ 3,396,359

401(k) Plan

The Company sponsors a 401(k) plan in which all employees are eligible to participate. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company matches employee contributions equal to 250.0% of the first 6.0% of an employee's compensation contributed to the plan. Since January 1, 2021, the Company has settled the 401(k) plan matching contributions in cash or common shares of the Company based on the election of the employees. Prior to January 1, 2021, the Company made all matching contributions in DHIL stock. Employees become fully vested in the matching contributions after six plan years of employment. The following table summarizes the Company's expenses attributable to the 401(k) plan during the years ended December 31, 2022, 2021 and 2020:

	Shares Issued	Share Contributions	Cash Contributions	Total Company Contributions
December 31, 2022	211	$ 37,313	$ 2,910,156	$ 2,947,469
December 31, 2021	506	$ 87,667	$ 2,779,641	$ 2,867,308
December 31, 2020	20,976	$ 2,511,746	— $	$ 2,511,746

Deferred Compensation Plans

The Company offers two deferred compensation plans: the Diamond Hill Fixed Term Deferred Compensation Plan and the Diamond Hill Variable Term Deferred Compensation Plan (together, the "DC Plans"). Under the DC Plans, participants may elect to voluntarily defer, for a minimum of five years, certain incentive compensation that the Company then contributes into the DC Plans. Participants are responsible for designating investment options for assets they contribute, and the distribution paid to each participant reflects any gains or losses on the assets realized in connection with the DC Plans. Assets held in the DC Plans are included in the Company's investment portfolio, and the associated obligation to participants is included in deferred compensation liability. Deferred compensation liability was $30.7 million and $37.3 million as of December 31, 2022 and 2021, respectively.

Note 8 Operating Leases

The Company currently leases office space of approximately 37,829 square feet at one location.

As of December 31, 2022 and December 31, 2021, the carrying value of this right-of-use asset, which is included in property and equipment, was approximately $1.1 million and $1.6 million, respectively, net of deferred rent on the consolidated balance sheets. As of December 31, 2022 and December 31, 2021, the carrying value of the lease liability was approximately $1.4 million and $2.0 million, respectively, which is included in accounts payable and accrued expenses on the consolidated balance sheets.

The following table summarizes the total lease and the related operating expenses for the years ended December 31, 2022, 2021 and 2020:

For the year ended December 31,		
2022	2021	2020
$ 918,496	$ 932,637	$ 947,398

Lease expense and the related operating expenses are recorded in general and administrative expenses on the consolidated statements of income.

The approximate future minimum lease payments under the operating lease are as follows:

Future Minimum Lease Payments by Year				
2023	2024	2025	Thereafter	Total
$ 624,179	$ 624,179	$ 156,044	$ —	$ 1,404,402

In addition to the above lease payments, the Company is also responsible for normal operating expenses of the property. These annual operating expenses were approximately $0.4 million in each of 2022, 2021, and 2020.

Note 9 Income Taxes

The provision for income taxes consists of:

	For the year ended December 31,		
	2022	2021	2020
Current federal income tax provision	$ 14,494,857	$ 20,987,801	$ 9,633,927
Current state and local income tax provision	4,119,580	6,472,120	2,374,534
Deferred income tax expense (benefit)	(4,526,654)	(1,410,106)	1,949,407
Provision for income taxes	$ 14,087,783	$ 26,049,815	$ 13,957,868

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

	2022	2021	2020
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal benefit	4.7	4.8	4.5
Internal revenue code section 162 limitations	1.5	0.9	1.2
Excess tax deficit on vesting of restricted stock	0.1	0.1	1.2
Income tax benefit from dividends paid on restricted stock	(0.9)	(1.0)	(0.9)
Other	(0.6)	0.2	(0.5)
Unconsolidated effective income tax rate	25.8 %	26.0 %	26.5 %
Impact attributable to redeemable noncontrolling interest (a)	1.8	(0.4)	0.3
Effective income tax rate	27.6 %	25.6 %	26.8 %

(a) The provision for income taxes includes expense (benefit) attributable to the fact that the Company's operations include the Consolidated Funds, which are not subject to federal income taxes. Accordingly, a portion of the Company's earnings are not subject to corporate tax levels.

Deferred income taxes and benefits arise from temporary differences between taxable income for financial statement and income tax return purposes. Net deferred tax assets consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Stock-based compensation	$ 3,416,038	$ 3,446,638
Accrued compensation	9,297,425	10,527,397
Unrealized losses (gains)	2,362,688	(3,255,684)
Property and equipment	(712,794)	(886,164)
Other assets and liabilities	10,849	15,365
Net deferred tax assets	$ 14,374,206	$ 9,847,552

The net temporary differences incurred to date will reverse in future periods as the Company generates taxable earnings. The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets recorded. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2022, no valuation allowance was deemed necessary.

FASB ASC 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes tax benefits related to positions taken, or expected to be taken, on its tax returns, only if the positions are "more-likely-than-not" sustainable. Once this threshold has been met, the Company's measurement of its expected tax benefits is recognized in its financial statements. The Company did not record an accrual for tax-related uncertainties or unrecognized tax positions as of December 31, 2022 and 2021, respectively. The Company does not expect a change to the reserve for uncertain tax positions within the next twelve months that would have a material impact on the consolidated financial statements.

The Company and its subsidiaries file income tax returns with the Internal Revenue Service and the taxing authorities of various states. Generally, the Company is subject to federal, state, and local examinations by tax authorities for the tax years ended December 31, 2018 through 2022.

Note 10 Earnings Per Share

The Company's common shares outstanding consist of all shares issued and outstanding, including unvested restricted shares. Basic and diluted EPS are calculated under the two-class method. The following table sets forth the computation for basic and diluted EPS and reconciliation between basic and diluted shares outstanding:

| | Year Ended December 31, | | |
	2022	2021	2020
Net income	$ 36,870,762	$ 75,589,539	$ 38,165,138
Less: Net loss (income) attributable to redeemable noncontrolling interest	3,563,345	(1,388,930)	495,407
Net income attributable to common shareholders	$ 40,434,107	$ 74,200,609	$ 38,660,545
Weighted average number of outstanding shares	3,107,604	3,179,497	3,214,564
Dilutive impact of restricted stock units	—	—	—
Weighted average number of outstanding shares - Diluted	3,107,604	3,179,497	3,214,564
Earnings per share attributable to common shareholders			
Basic	$ 13.01	$ 23.34	$ 12.03
Diluted	$ 13.01	$ 23.34	$ 12.03

Note 11 Commitments and Contingencies

The Company indemnifies its directors, officers, and certain employees for certain liabilities that may arise from the performance of their duties to the Company. From time to time, the Company and its subsidiaries may be involved in legal matters incidental to its business. There are currently no such legal matters pending that the Company believes will have a material adverse effect on its consolidated financial statements. However, litigation involves an element of uncertainty, and future developments could cause legal actions or claims to have a material adverse effect on our financial condition, results of operations, and liquidity.

Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and that provide general indemnification obligations. Certain agreements do not contain any limits on the Company's liability and could involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company's potential liability under these indemnities. Further, the Company maintains insurance policies that may provide full or partial coverage against certain of these liabilities.

Note 12 Sale of the High Yield-Focused Investment Advisory Contracts

DHCM entered into an asset purchase agreement dated February 2, 2021 (the "Purchase Agreement") with Brandywine Global Investment Management, LLC ("Brandywine Global"), a specialist investment manager of Franklin Resources, Inc. The transaction closed on July 30, 2021, at which time Brandywine Global acquired the investment advisory contracts (the "High Yield-Focused Advisory Contracts") of DHCM's two high yield-focused mutual funds - the Corporate Credit Fund and the High Yield Fund. After the closing, the Corporate Credit Fund and the High Yield Fund were renamed as the BrandywineGLOBAL Corporate Credit Fund and the BrandywineGLOBAL High Yield Fund (the "High Yield-Focused Funds").

DHCM determined the gain on this transaction in accordance with ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets*. DHCM received an initial cash payment at closing of $9.0 million, which was included in gain on sale of High Yield-Focused Advisory Contracts in the consolidated statements of income during the third quarter of 2021.

Under the terms of the Purchase Agreement, DHCM received an additional payment of $6.8 million based on the net revenue of the High Yield-Focused Funds on July 30, 2022, which was included in gain on sale of High Yield-Focused Advisory Contracts in the consolidated statements of income during the third quarter of 2022.

Note 13 Subsequent Events

On February 23, 2023, the Board approved a quarterly cash dividend of $1.50 per share, payable on March 17, 2023, to shareholders of record as of March 6, 2023.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act) as of the end of the period covered by this Form 10-K (the "Evaluation Date"). Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The Company's independent registered public accounting firm, KPMG LLP, has audited the Company's 2022 and 2021 consolidated financial statements included in this Form 10-K and the Company's internal control over financial reporting as of December 31, 2022, and has issued its Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and the Company's internal control over financial reporting, which is included in this Form 10-K.

Inherent Limitations on Effectiveness of Controls

There are inherent limitations in the effectiveness of any control system, including the potential for human error and the possible circumvention or overriding of controls and procedures. Additionally, judgments in decision-making may be faulty and breakdowns may occur because of a simple error or mistake. An effective control system can provide only reasonable, not absolute, assurance that the control objectives of the system are adequately met. Accordingly, management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the control system can prevent or detect all errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Diamond Hill Investment Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Diamond Hill Investment Group, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, shareholders' equity and redeemable noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Columbus, Ohio
February 23, 2023

 ITEM 9B.   Other Information

None.

 ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10.   Directors, Executive Officers and Corporate Governance

Information required by this Item 10 is incorporated herein by reference from the Company's definitive proxy statement for its 2023 annual meeting of shareholders, which will be filed with the SEC no later than 120 days after December 31, 2022, pursuant to Regulation 14A of the Exchange Act (the "2023 Proxy Statement"), under the captions: "Delinquent Section 16(a) Reports", "Proposal 1 - Election of Directors", "Proposal 1 - Election of Directors - The Board of Directors and Committees", "Proposal 1 - Election of Directors - Corporate Governance", and "Proposal 1 - Election of Directors - Executive Compensation".

ITEM 11.   Executive Compensation

Information required by this Item 11 is incorporated herein by reference from the 2023 Proxy Statement under the captions: "Proposal 1 - Election of Directors - The Board of Directors and Committees", "Proposal 1 - Election of Directors - Corporate Governance", and "Executive Compensation" (excluding the information under the subheadings "Pay Versus Performance Table," "Tabular List of Important Financial Performance Measures" and "Analysis of Information Presented in the Pay Versus Performance Table").

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table sets forth certain information concerning the Company's equity compensation plans at December 31, 2022:

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon the exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	—	—	292,679 [1]

1   This amount reflects the common shares that may be issued under the 2022 Plan.

The other information required by this Item 12 is incorporated herein by reference from the 2023 Proxy Statement under the captions: "Security Ownership of Certain Beneficial Owners and Management" and "Proposal 1 – Election of Directors – Executive Compensation."

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

Information required by this Item 13 is incorporated herein by reference from the 2023 Proxy Statement under the caption: "Proposal 1 – Election of Directors – Director Independence" and "Proposal 1 – Election of Directors – Corporate Governance".

ITEM 14.   Principal Accountant Fees and Services

Information required by this Item 14 is incorporated herein by reference from the 2023 Proxy Statement under the caption: "Proposal 2 – Ratification of the Appointment of Independent Registered Public Accounting Firm".

PART IV

ITEM 15. **Exhibit and Financial Statement Schedules**

(a) (1) Financial Statements: See "Index to the Consolidated Financial Statements" within Part II. Item 8, Financial Statements and Supplementary Data.

(2) Financial Statement Schedules: All financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because they are not required or the required information is included in the accompanying financial statements or notes thereto.

(3) Exhibits:

3.1 Amended and Restated Articles of Incorporation of the Company (Incorporated by reference from Exhibit 3(i) to the Current Report on Form 8-K filed with the SEC on May 7, 2002; File No. 000-24498.)

3.2 Certificate of Amendment by Shareholders to the Articles of Incorporation of the Company (Incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on April 28, 2017; File No. 000-24498.)

3.3 Amended and Restated Code of Regulations of the Company (Incorporated by reference from Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on April 28, 2017; File No. 000-24498.)

4.1 Description of the Company's Capital Stock (Incorporated by reference from Exhibit 4.1 to the Annual Report on Form 10-K filed on February 27, 2020; file No. 000-24498)

10.1 Amended and Restated Investment Management Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds dated November 17, 2011, as amended November 21, 2013 (Incorporated by reference from Exhibit 28(d)(xi) to Form N-1A filed by Diamond Hill Funds as a 485BPOS on October 10, 2017; File Nos. 333-22075 and 811-08061)

10.2 Amended and Restated Administrative and Transfer Agency Services Agreement dated as of May 31, 2002, as amended January 1, 2016, between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds (Incorporated by reference from Exhibit 28(h)(vii) to Form N-1A filed by Diamond Hill Funds as a 485BPOS on October 10, 2017; File Nos. 333-22075 and 811-08061)

10.3* 2014 Equity and Cash Incentive Plan. (Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 filed with the SEC on June 27, 2014; File No 333-197064.)

10.4* 2014 Equity and Cash Incentive Plan Form of Restricted Stock Award Agreement - Employee New Hire (Incorporated by reference from Exhibit 10.4 to the Annual Report on Form 10-K filed with the SEC on February 21, 2019; File No. 000-24498.)

10.5* 2014 Equity and Cash Incentive Plan Form of Restricted Stock Award Agreement - Employee Long-Term Incentive (Incorporated by reference from Exhibit 10.14 to the Annual Report on Form 10-K filed with the SEC on February 25, 2022; File No. 000-24498.)

10.6* 2014 Equity and Cash Incentive Plan Form of Restricted Stock Award Agreement - Director (Incorporated by reference from Exhibit 10.15 to the Annual Report on Form 10-K filed with the SEC on February 25, 2022; File No. 000-24498.)

10.7* Diamond Hill Investment Group, Inc. 2022 Equity and Cash Incentive Plan (Incorporated by reference from Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC on June 14, 2022; File No 333-265582.)

10.8* 2022 Equity and Cash Incentive Plan Form of Restricted Stock Award Agreement - Employee New Hire (Incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on July 28, 2022; File No. 000-24498.)

10.9* 2022 Equity and Cash Incentive Plan Form of Restricted Stock Award Agreement - Employee Long-Term Incentive (Incorporated by reference from Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC on July 28, 2022; File No. 000-24498.)

10.10* 2022 Equity and Cash Incentive Plan Form of Restricted Stock Award Agreement - Director (Incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on July 28, 2022; File No. 000-24498.)

10.11* Diamond Hill Investment Group, Inc. Compensation Recoupment and Restitution Policy (Incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on April 27, 2020; File No. 000-24498.)

10.12*	Diamond Hill Investment Group, Inc. Compensation Recoupment and Restitution Policy Acknowledgment. (Incorporated by reference from Exhibit 10.6 to the Annual Report on Form 10-K filed with the SEC on February 25, 2022; File No. 000-24498.)
10.13*	Diamond Hill Fixed Term Deferred Compensation Plan (Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 30, 2013; File No. 000-24498.)
10.14*	Diamond Hill Variable Term Deferred Compensation Plan (Incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on April 30, 2013; File No. 000-24498.)
10.15*	First Amendment to the Diamond Hill Fixed Term Deferred Compensation Plan (Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 28, 2013; File No. 000-24498.)
10.16*	First Amendment to the Diamond Hill Variable Term Deferred Compensation Plan (Incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 28, 2013; File No. 000-24498.)
10.17*	Employment Agreement between Heather E. Brilliant and Diamond Hill Capital Management, Inc., dated October 26, 2021 (Incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed with the SEC on October 26, 2021; File No. 000-24498).
10.18*	Diamond Hill Investment Group, Inc. Employee Stock Purchase Plan (Incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on October 27, 2020; File No. 000-24498.)
10.19	Asset Purchase Agreement By and Between Brandywine Global Investment Management, LLC and Diamond Hill Capital Management, Inc. (Incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on April 26, 2021; File No. 000-24498.)
14.1	Amended Code of Business Conduct and Ethics (Incorporated by reference from Exhibit 14.1 to the Annual Report on Form 10-K filed with the SEC on February 27, 2020; File No. 000-24498.)
21.1	Subsidiaries of the Company. (Filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP. (Filed herewith)
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)
32.1	Section 1350 Certifications. (Furnished herewith)
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101).

*   Denotes management contract or compensatory plan or arrangement.

(b) Exhibits: Reference is made to Item 15(a)(3) above.

(c) Financial Statement Schedules: None required.

ITEM 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

DIAMOND HILL INVESTMENT GROUP, INC.

By: /s/ Heather E. Brilliant

     Heather E. Brilliant, Chief Executive Officer and President   February 23, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Heather E. Brilliant Heather E. Brilliant	Chief Executive Officer and President (Principal Executive Officer)	February 23, 2023
/s/ Thomas E. Line Thomas E. Line	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 23, 2023
Richard S. Cooley* Richard S. Cooley	Director	February 23, 2023
Randolph J. Fortener* Randolph J. Fortener	Director	February 23, 2023
James F. Laird* James F. Laird	Director	February 23, 2023
Paula R. Meyer* Paula R. Meyer	Director	February 23, 2023
Nicole R. St. Pierre* Nicole R. St. Pierre	Director	February 23, 2023
L'Quentus Thomas* L'Quentus Thomas	Director	February 23, 2023
Mark J. Zinkula* Mark Zinkula	Director	February 23, 2023

* By   /s/ Thomas E. Line

          Thomas E. Line

          Executed by Thomas E. Line

          on behalf of those indicated pursuant to Powers of Attorney

OFFICERS

Heather E. Brilliant
Chief Executive Officer and President

Thomas E. Line
Chief Financial Officer

BOARD OF DIRECTORS

Heather E. Brilliant
Chief Executive Officer and President, Diamond Hill Investment Group, Inc.
Director since 2019

Richard S. Cooley
Teaching Fellow, The University of Chicago
Chair of the Audit Committee
Director since 2020

Randolph J. Fortener
Chief Executive Officer, Cozzins Road Capital
Director since 2013

James F. Laird
Retired Chief Financial Officer, Diamond Hill Capital Management, Inc.
Chair of the Board
Director since 2011

Paula R. Meyer
Retired President, RiverSource Funds
Chair of the Nominating and Governance Committee
Director since 2019

Nicole R. St. Pierre
Retired Managing Director, Head of Client Services and Business Platform & Americas Regional Lead, J.P. Morgan
Chair of the Compensation Committee
Director since 2019

L'Quentus Thomas
Senior Managing Director, Stonehenge Capital
Director since 2021

Mark Zinkula
Retired Chief Executive Officer, Legal & General Investment Management
Director since 2023

Investor Information

Corporate Headquarters

Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614.255.3333
info@diamond-hill.com
www.diamond-hill.com

Stock Listing

Diamond Hill Investment Group, Inc. is listed on the NASDAQ Global Select Market
Ticker Symbol: **DHIL**

Shareholder Information

The Transfer Agent for Diamond Hill is Equiniti Trust Company. Shareholders who wish to transfer their stock or change the name in which the shares are registered should contact:

Equiniti Trust Company
PO Box 64874
St. Paul, MN 55164-0874
800.401.1957

Independent Registered Public Accountants

KPMG LLP
Columbus, OH

Form 10-K and Other Financial Reports

The Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, which includes the complete financial statements of the company, has been included with the proxy materials mailed to each shareholder. Additional copies are available without charge by contacting the Company at:

325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614.255.333
info@diamond-hill.com

Legal Counsel

Vorys, Sater, Seymour and Pease LLP
Columbus, OH



diamond-hill.com

DIAMOND HILL

INVESTED IN THE LONG RUN